UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1 - Analysis of Consolidated Results
Profitability
Comparative Statement of Income
Analysis of the Statement of Income
Results by Activity
Increase in the main Statement of Income items compared to Prior Year
Increase in Financial Margin items plus Exchange Adjustments compared to Prior Year
Analysis of the Adjusted Financial Margin and Average Rates
Allowance for Loan Losses
Commissions and Fees
Administrative and Personnel Expenses
Human Resources
Operating Efficiency
Activity - Based Management

2 - Equity Analysis
Balance Sheet by Currency
Comparative Balance Sheet
Equity Analysis
Securities
Credit Operations
Funding
Savings Accounts

3 - Highlights for the Period and Operating Structure
Balance Sheet
Statement of Income for the Period
Results per Thousand Shares
Net Book Value and Market Value
Cash Generation
Change in Number of Shares
Performance Ratios
Other Ratios
Risk Management
Asset Management and Own Working Capital
Added Value
Customers
Customer Service Network
Banco Postal (Post Office Bank)
Cards
Investments in Infrastructure, Information Technology and Telecommunications
Risk Ratings
Ranking
Awards
Capital Market
Foreign Exchange
Collection and Tax and Utility Collections
Stock, Custody and Controllership Services
Internet and Web-based Products
Bradesco Day and Night (BDN)
Telebanco
BCN
Banco Finasa S.A.
Banco Mercantil de Sao Paulo S.A.
Bradesco S.A. CTVM
Bradesco Securities Inc.
Leasing
Bradesco Consorcios Ltda.
Insurance
Private Pension Plans
Savings Bonds
Bradesco Foundation
Sociocultural Events
Summary of Financial Statements - at September 30
Historical Data
Corporate Organization Chart
Independent Auditors' Report

4 - Consolidated Balance Sheet and Statement of Income - 1997 to 2002

5 - Financial Statements and Independent Auditors' Report

Certain  figures  included  in this  document  have  been  subject  to  rounding adjustments.  Accordingly,  figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1- Analisys of Consolidated Results

Profitability

The return on  annualized  stockholders'  equity for the period  from  January 1 through September 30, 2002 was 17.2% and return on total assets was 1.3%.

Net income for the period from  January 1 through  September  30, 2002 was 15.1%
lower than net income for the same period in 2001.

Third-quarter  net income totaled R$ 420 million,  a 12.3 % decrease compared to the second quarter of 2002.

Comparative Statement of Income - In millions of reais

Accumulated to September 2001	Accumulated to September 2002	% Variation	Quarter 2nd Qtr. 2002	3rd Qtr. 2002	% Variation
INCOME FROM LENDING AND TRADING ACTIVITIES	**18,807**	**28,893**	**53.6**	**8,527**	**15,849**	**85.9**
Credit operations	10,422	14,207	36.3	4,427	7,345	65.9
Leasing operations	358	334	(6.7)	116	127	9.5
Securities (1)	5,911	9,733	64.7	2,627	5,505	109.6
Foreign exchange transactions	1,941	4,350	124.1	1,277	2,744	114.9
Compulsory deposits	175	269	53.7	80	128	60.021,276
EXPENSES	**13,130**	**21,276**	**62.0**	**6,434**	**12,358**	**92.1**
Interest and charges on:						
Deposits	6,933	10,999	58.6	3,430	6,050	76.4
Borrowings and onlendings	4,807	8,028	67.0	2,290	5,409	136.2
Leasing operations		9	–	3	3	–
Allowance for loan losses	1,390	2,240	61.1	711	896	26.0
INCOME FROM FINANCIAL INTERMEDIATION	**5,677**	**7,617**	**34.2**	**2,093**	**3,491**	**66.8**
OTHER OPERATING INCOME (EXPENSES)	**(3,692)**	**(5,867)**	**58.9**	**(1,522)**	**(2,960)**	**94.5**
Commissions and fees	2,599	2,721	4.7	926	935	1.0
Insurance premiums, private pension plans and savings bonds	6,318	6,891	9.1	2,263	2,679	18.4
Variation in technical reserves for insurance, private pensions plans and saving bonds	(2,182)	(2,563)	17.5	(633)	(1,393)	120.1
Claims - Insurance operations	(2,397)	(2,678)	11.7	(897)	(920)	2.6
Savings bond redemptions	(531)	(552)	3.9	(190)	(179)	(5.8)
Insurance and pensions plan benefits and redemptions	(520)	(488)	(6.2)	(161)	(167)	3.7
Expenses with pension plan benefits and redemptions	(954)	(1,180)	23.7	(411)	(420)	2.2
Personnel expenses	(2,493)	(2,929)	17.5	(964)	(1.109)	15.0
Administrative expenses	(2,540)	(2,917)	14.8	(1,011)	(1.063)	5.1
Tax expenses	(581)	(590)	1.6	(200)	(186)	(7.0)
Equity in the earnings of subsidiary and associated companies	16	32	100.0	21	9	(58.5)
Other operating income	891	1,331	49.4	381	695	82.4
Other operating expenses	(1,318)	(2,945)	123.4	(646)	(1.841)	185.0
OPERATING INCOME	**1,985**	**1,750**	**(11.8)**	**571**	**531**	**(7.0)**
NON-OPERATING INCOME	**(48)**	**132**	**(375.0)**	**20**	**141**	**605.0**
INCOME BEFORE TAXES AND PROFIT SHARING	**1,937**	**1,882**	**(2.8)**	**591**	**672**	**13.7**
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(241)	(466)	93.4	(69)	(231)	234.8
EMPLOYEE PROFIT SHARING	(119)	(99)	(16.8)	(32)	(35)	9.4
MINORITY INTEREST	(17)	8	(147.1)	(11)	15	(236.4)
NET INCOME (LOSS)	**1,560**	**1,325**	**(15.1)**	**479**	**420**	**(12.3)**
RETURN ON ANNUALIZED STOCKHOLDERS EQUITY (%)	**22.6**	**17.2**	–	**20.3**	**17.0**	–

(1) Including financial derivative instruments

Analysis of the Statement of Income (In millions of reais)

Income from Credit and Leasing Operations

Result of Securities and Financial Derivative Instruments

Result of Foreign Exchange Transactions

Compulsory Deposits

Expenses of Deposits

Expenses for Borrowings and Onlendings

Financial Margin

Allowance for Loan Losses

Commissions and Fees

Retained Insurance Premiums, Private Pension Plans and Savings Bonds

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

Claims - Insurance Operations

Savings Bond Redemptions

Insurance and Pension Plan Selling Expenses

Expenses with Pension Plan Benefits and Redemptions

Personnel Expenses

Other Administrative Expenses

Tax Expenses

Equity in the Earnings of Subsidiary and Associated Companies

Other Operating Income (Expenses)

Non-operating Income (Expenses)

Income Tax and Social Contribution

Results by Activity - In millions of reais

Increase in the main Statement of Income items compared to Prior Year
In millions of reais

Increase in Financial  Margin items plus Exchange  Adjustment  compared to Prior
Year - In millions of reais

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

Securities x Profit on Security Transactions

Total Assets x Income from Financial Intermediation

Funding x Expenses

Borrowings and Onlendings (Local and Foreign) x Expenses

Total Assets x Financial Margin

Financial Market Indicators

Analysis of Adjusted  Financial Margin and Average Rates

     Bradesco  reported R$ 4.39 billion of financial  margin  (before  PDD), an increase of 56.5% over the prior  quarter,  or 71.6% over the 3rd  quarter/2001.
This  increase  is the  result  of a  series  of  operating  activities  and the
significant   exchange   variation   in  the   3rd   Quarter/2002   (36.9%)   on
Bradesco’s international investments.

Operating Activities

     The  increase  in  financial  margin is mainly a result of  Bradesco’s policy  regarding  funding,  investments  and its  positions  in  respect of the security portfolio rates, indices and terms. We present below the development of the main product groups during the 3rd  Quarter/2002  which  contributed to this increase in margin.

     Total Bradesco assets/liabilities attained R$ 140.1 billion for the quarter corresponding  to a growth rate of 12.6% over the prior  quarter.  We  highlight among others:

Deposits

     Total  deposits for the 3rd  Quarter/2002  increased  by 9.9%,  as follows:
demand deposits by 14.4%,  savings  deposits by 6.4% and time deposits by 11.4%, partially as a result of the decrease in fund equities.

Technical  Reserves for Insurance,  Savings  Bonds and  Private  Pension  Plans

     The  resources  of  technical  reserves for  insurance,  savings  bonds and private  pension  plans  totaled R$ 16.6 billion at  September  30, 2002, a 9.1%
increase  over June 30,  2002.  These are  mostly  medium  and  long-term  funds providing Bradesco with improved investment conditions.

Credit  Portfolio

   The credit  portfolio  grew from R$ 52.6  billion in  June/2002  to R$ 53.6 billion in September/2002 a slight upturn of 2% for the quarter.  We stress that during the  quarter,  if on the one hand the  portfolio  grew as a result of the significant exchange variation (U.S.  dollar-backed  credits), on the other hand it was penalized by shrinking  credit demand,  as well as  Bradesco’s  more selective credit granting  strategy adopted as a result of the unstable economic scenario in Brazil.

Securities  (+) Short-term  Interbank  Investments  (-) Deposits  Received under
Security Repurchase Agreements

     The  portfolio  increased by R$ 8.1 billion, from R$ 34.6 billion in the 2nd
Quarter/2002,  to R$  42.7  billion  in the 3rd  Quarter/2002,  as a  result  of increased funding.

Market Volatility

     The  significant  devaluation of the real occurred as a result of local and international financial market volatility,  however this trend could be reversed during the coming quarter.  During the quarter,  Bradesco adopted a conservative approach,  in the expectation that the U.S. dollar rate will return to levels of under R$ 3.00. Accordingly, the USD was locked at R$ 2.88, ie, the result of the exchange variation between USD at R$ 2.88 and R$ 3.89 (USD rate at September 30,
2002)  and a  provision  recorded  with  expense  allocated  to other  operating expenses, thus outside of the financial margin.

     The  financial  margin for the 3rd  Quarter/2002  on total  average  assets results  in  an  annualized  rate  of  13.9%,  compared  to  9.5%  for  the  2nd
Quarter/2002.

     Adjusting the additional provision for market risk fluctuation recorded for the quarters,  the annualized financial margin would be 9.8% and 9.0% in the 2nd
Quarter/2002  and the 3rd  Quarter/2002  respectively  and for the 2001 and 2002 nine-month periods, 9.8% and 9.0%, respectively.

     Market volatility as regards the resources derived from insurance,  savings bond and private pension plan  transactions also favored the increase in margin, diminishing the increase in expenses  recorded outside of this account.

     We also stress that the significant U.S. dollar rate  fluctuations  between the quarters jeopardize the comparison of the product group rate increases on an individual basis (credit,  securities,  foreign exchange and other  operations), however,  on analysis of the total financial margin, the effects of positive and negative  exchange  variance are  eliminated,  producing the exchange  result of cross-border investments only.

Allowance for Loan Losses

Movement of allowance for loan losses

Allowance for Loan Losses (PDD) and Credit an Leasing Operations

Expenses  for  Allowance  for Loan Losses on Income from Credit and Leasing
Operations

Commissions and Fees

Administrative and Personnel Expenses

Integrated Cash Management

Concept

     This is a new weekly cash planning methodology which determines on a timely basis and based on historical demand, the number of cash  deliveries/collections required by the branches,  as well as establishing  overnight limits and average
balances   based  on  demand,   security  and  compulsory   deposit   regulation
requirements.

Benefits

- Weekly planning of cash needs for a 5-day period,  based on the historical demand of the prior 6 months.

-  Facilitate  decisions  in respect of when and how much needs to be  delivered and/or collected, based on projected requirements.

- Take  greater  advantage  of cash  inflows  decreasing  costs  for  transport, processing and custody.

Results

     The  Integrated  Cash  Management  System  implemented  in  1,205  branches generated  savings of R$ 15.998 million from January to August 2002,  related to expenses in 1999,  totaling an  accumulated  benefit of R$ 28.997  million since project kick-off (May 2000).

Cash Transfers between Financial Institutions

Concept

     Through this system,  the local  Commercial Banks can transfer cash amounts depending on the corresponding availability via management terminals.

Benefits

     Cost decreases with charges for Brazilian Central Bank, security transport, cash  processing  and  custody  services,  as well as time saved in filling  out diverse documents, such as shipping orders, etc. expediting the process.

Results

     From  January to August 2002,  Bradesco and BCN obtained  savings of R$ 3.5 million and R$ 778 thousand, respectively, from the use of Interbank Transfers.

Mailbag Transport

     The Bank  economized  R$ 17.123  million  for the  period  from  January to
September 2002, as a result of negotiating  courier services for the delivery of correspondence to account-holder residences.

Human Resources

     At  September   30,  2002,   Bradesco’s   headcount,   including   its
subsidiaries,  totaled 73,943  employees.  The increase,  in comparison with the headcount  for December  2001,  was generated by the  acquisition  of Banco BEA,
Banco Mercantil de São  Paulo,  Scopus  Tecnologia and Banco Cidade,  whose activities  were  transferred  to BCN,  the creation of new call centers and the opening of new Bradesco Branches. We present below the evolution in the Bradesco headcount.

     Benefits offered by Bradesco to its employees  include health insurance and dental care, as well as a  supplementary  retirement  pension plan.

     At  September  30,  2002,  Bradesco's  accumulated  expenditure  for  these benefits totaled R$ 537 million.

Human Resources - September/2002

Personnel Expenses

     At  September  30, 2002,  Bradesco's  personnel  expenses  totaled R$ 2,929 million, including expenses for salaries, benefits, social charges and training.

     The  following  pie graph  presents  the  percentage  share of each item in relation to total Bradesco personnel expenditure.

Composition of Personnel Expenses  - September/2002

Personnel Expenses by Type of Company - September/2002

Training

     Based on initiatives  which are fully aligned with the  Organization’s strategies and innovative approach,  Bradesco offers an extensive staff training program,  focused on the ongoing improvement of its customer service quality and organizational efficiency, relying on internal instructors, external consultants and universities.

     The training program uses bespoke methodologies, with both in-class courses and self- training methods. During the period from January to September of 2002,
965 courses were given, in 7,608 groups,  with 178,229  participants and a total of 3,088,179 hours spent in training,  as well as investments to the order of R$
33.8 million.

     TreiNet -  Bradesco’s  Online Internet Training Program is a tool used to train large  numbers of  employees  and which can be accessed by any computer terminal  connected to the  Internet.  During the six-month  period,  there were
39,100  participations in programs such as Basic Banking Integration,  Financial
Mathematics,  Financial  Market and Investments,  Loans and Financing,  Business
Accounting and Balance Sheet Analysis,  Business Support Platforms,  Convenience
Services, Compliance,  Capitalization and Health and Private Pesion Plans. Other
courses will also be available shortly.

     Emphasizing the importance of the  Organization's  Internal  Controls,  the training  department  developed a manual and a course  which is available to all staff via TreiNet.

Increase in Employee Training Participation

Total Amount Invested in Training

     We present below a list of the most important universities and institutions at  which  Bradesco  employees  receive  post-graduate  and  other  professional specialization  courses:  FIA-USP,  FGV, FIPE-USP,  FAAP,  FIPECAFI-USP,  IBMEC,
MACKENZIE and PUC.

Operating Efficiency

     The 3Q02 efficiency  ratio  oscillated  slightly by 0.3% in comparison with the prior  quarter,  mainly as a result of the  collective  labor  agreement  in
September  which  impacted  3Q02 results by R$ 133 million.  A comparison of the period from January 1 to  September  30, 2002 with the same period in 2001 shows that the rate has remained practically stable.

Operating Efficiency (%)

Activity-Based Management

     As part of the  Organization’s  ongoing  pursuit to optimize costs and performance in 2000, Bradesco initiated the process designed to enhance employee awareness  regarding the need to control costs,  based on the  implementation of activity-based  costing  methodology  (ABC) which has gradually  developed  into activity-based management (ABM).

     Through  the  use of  activity-based  costing  companies  can  measure  the profitability  of products and services,  customers and their related  segments, units and service channels, with greater accuracy and quality. This alone made a significant  contribution  to increasing the Bank’s  operating  efficiency, since ABC  methodology  facilitates  the  identification  of what activities are necessary for which operating  process and in turn how these activities  consume resources.

     Over the last two years, the ABC program has provided  valuable support for studies  relating to the  formation and  negotiation  of banking  charges,  cost supply for performance  management and decision-making  support and for customer profitability,  as well as  providing  a data base for  analyses  regarding  the unification and rationalization of the Bank’s different units.

     ABM methodology is now leading us towards cost prevention,  to the adoption of a pro-active  approach as regards the identification of opportunities.  Thus, at the same time as we improve  our  processes,  we are also able to  seamlessly integrate  operating  performance with strategic  objectives,  in the pursuit to create and/or sustain  competitive  advantages and value, for both our customers and stockholders.

     The  methodology  allows us to identify  solutions  which can be integrated into operations in terms of cost,  performance  and value,  through a structured analysis of cost drivers,  process chain value and the  competitive  position of both our products and the Organization. As a result, we are able to identify the key  factors to be  monitored,  anticipating  cost  prevention  actions  and the strategic alignment of our operations and their corresponding processes.

     Accordingly,  the  mission  of the  activity-based  management  model is to provide ongoing  support for planning and  controlling the Bank’s  business processes  and to promote the  permanent  improvement  of operating and tactical issues and to provide a firm basis for their strategic gearing.

Equity Analysis

Balance Sheet by Currency

ASSETS	In millions of reais CONSOLIDATED September 30, 2002 Balance Sheet	Currency Local	Foreign
Funds available	**2,548**	**1,293**	**1,255**
Short-term Interbank Investments	**12,380**	**9,694**	**2,686**
Open market investments	8,991	8,846	145
Interbank deposits	3,389	848	2,541
Securities and financial derivative instruments	**37,590**	**27,990**	**9,600**
Interbank and interdepartmental accounts	**10,798**	**10,788**	**10**
Credit and leasing operations	**43,729**	**32,103**	**11,626**
Other assets	**27,436**	**15,338**	**12,098**
Foreign exchange portfolio	15,631	3,843	11,788
Other	11,805	11,495	310
Permanent assets	**5,670**	**5,649**	**21**
Investments	566	566	–
Property and equipment in use and leased assets	2,640	2,623	17
Deferred charges	2,464	2,460	4
TOTAL ASSETS	140,151	102,855	37,296
Derivatives – Long position			
Futures			3,977
Swap			951
Forward			112
Option			–
TOTAL ADJUSTED ASSETS			42,336

LIABILITIES AND STOCKHOLDERS' EQUITY	In millions of reais CONSOLIDATED September 30, 2002 Balance Sheet	Currency Local	Foreign
Deposits	**55,871**	**52,028**	**3,843**
Demand deposits	11,448	11,296	152
Savings deposits	20,116	20,116	–
Interbank deposits	24	24	–
Time deposits	24,283	20,592	3,691
Deposits received under security repurchase agreements	**7,230**	**7,186**	**44**
Funds from acceptance and issuance of securities	**5,839**	**765**	**5,074**
Interbank and interdepartmental accounts	**1,386**	**832**	**554**
Borrowings	**12,430**	**33**	**12,397**
Onlendings	**6,925**	**5,312**	**1,613**
Financial derivative instruments	**1,642**	**1,641**	**1**
Other liabilities	**22,522**	**14,901**	**7,621**
Foreign exchange portfolio	8,784	3,434	5,350
Subordinated debt	2,386	1,247	1,139
Other	11,352	10,220	1,132
Technical reserves for Insurance, savings bonds and private pension plans	**15,536**	**15,536**	–
Deferred income	**13**	**13**	–
Minority Interest in subsidiaries	**257**	**257**	–
Stockholders' equity	**10,500**	**8,962**	**1,538**
Capital and reserves	9,175	7,637	1,538
Results for the period	1,325	1,325	–
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	140,151	107,466	32,685
Derivatives – Short Position			
Futures			1,368
Swap			5,921
Forward			205
Option			3
Total Other Memorandum accounts	–	–	329
TOTAL ADJUSTED LIABILITIES			40,511
NET EXCHANGE POSITION			1,825

NB: Excluding  derivative  operations maturing in D+1, to be settled in currency at September 30, 2002 price levels

Comparative Balance Sheet (In millions of reais)

In millions of reais

	Accumulated to September 2001	Accumulated to September 2002	% Variation	2nd Qtr. 2002	3rd Qtr. 2002	% Variation
ASSETS						
Current assets and long-term receivables	**103,205**	**134,481**	**30.3**	**118,797**	**134,481**	**13.2**
Funds available	**1,630**	**2,548**	**56.3**	**2,131**	**2,548**	**19.6**
Short-term interbank investments	**3,681**	**12,380**	**236.3**	**5,402**	**12,380**	**129.2**
Securities and financial derivative instruments	**36,254**	**37,590**	**3.7**	**37,910**	**37,590**	**(0.8)**
Interbank and interdepartmental accounts	**5,057**	**10,798**	**113.5**	**6,978**	**10,798**	**54.7**
Restricted deposits:						
Brazilian Central Bank	4,102	9,298	126.7	5,744	9,298	61.9
Other	955	1,500	57.1	1,234	1,500	21.6
Credit and leasing operations	**37,143**	**43,729**	**17.7**	**42,239**	**43,729**	**3.5**
Credit and leasing operations	39,902	47,457	18.9	45,702	47,457	3.8
Allowance for loan losses	(2,759)	(3,728)	35.1	(3,463)	(3,728)	7.7
Other receivables and other assets	**19,440**	**27,436**	**41.1**	**24,137**	**27,436**	**13.7**
Foreign exchange portfolio	8,000	15,631	95.4	12,662	15,631	23.4
Other receivables and other assets	11,524	11,896	3.2	11,540	11,896	3.1
Allowance for loan losses	(84)	(91)	8.3	(65)	(91)	40.0
Permanent assets	**4,223**	**5,670**	**34.3**	**5,905**	**5,670**	**(4.0)**
Investments	**818**	**566**	**(30.8)**	**816**	**566**	**(30.6)**
Property and equipment in use and leased assets	**2,111**	**2,640**	**25.1**	**2,635**	**2,640**	**0.2**
Deferred charges	**1,294**	**2,464**	**90.4**	**2,454**	**2,464**	**0.4**
Deferred charges	385	466	21.0	449	466	3.8
Goodwill on acquisition of companies, net of amortization	909	1,998	119.8	2,005	1,998	(0.3)
TOTAL	**107,428**	**140,151**	**30.5**	**124,702**	**140,151**	**12.4**
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current and long-term liabilities	**86,080**	**113,845**	**32.3**	**100,078**	**113,845**	**13.8**
Deposits	**40,513**	**55,871**	**37.9**	**50,849**	**55,871**	**9.9**
Demand deposits	7,327	11,448	56.2	10,005	11,448	14.4
Savings deposits	17,642	20,116	14.0	18,901	20,116	6.4
Interbank deposits	43	24	(44.2)	152	24	(84.2)
Time deposits	15,501	24,283	56.7	21,791	24,283	11.4
Deposits received under security repurchase agreements	**9,832**	**7,230**	**(26.5)**	**8,695**	**7,230**	**(16.8)**
Funds from acceptance and issuance of securities	**5,044**	**5,839**	**15.8**	**5,123**	**5,839**	**14.0**
Securities issued abroad	4,221	5,074	20.2	4,209	5,074	20.6
Other resources	823	765	(7.0)	914	765	(16.3)
Interbank and interdepartmental accounts	**714**	**1,386**	**94.1**	**956**	**1,386**	**45.0**
Borrowings and onlendings	**16,617**	**19,355**	**16.5**	**16,302**	**19,355**	**18.7**
Borrowings	10,470	12,430	18.7	10,003	12,430	24.3
Onlendings	6,147	6,925	12.7	6,299	6,925	9.9
Financial derivative instruments	**509**	**1,642**	**222.6**	**552**	**1,642**	**197.5**
Other liabilities	**12,851**	**22,522**	**75.3**	**17,601**	**22,522**	**28.0**
Foreign exchange portfolio	2,390	8,784	267.5	5,566	8,784	57.8
Taxes and social security contributions, social and statutory payables	3,779	3,784	0.1	3,968	3,784	(4.6)
Committed technical reserves for insurance, savings bonds and private pension plans	835	1,064	27.4	1,032	1,064	3.1
Subordinated debt	–	2,386	–	1,990	2,386	19.9
Sundry	5,847	6,504	11.2	5,045	6,504	28.9
Technical reserves for insurance, savings bonds and private pension plans	**11,697**	**15,536**	**32.8**	**14,179**	**15,536**	**9.6**
Deferred income	**16**	**13**	**(18.8)**	**12**	**13**	**8.3**
Minority interest in subsidiaries	**178**	**257**	**44.4**	**314**	**257**	**(18.2)**
Stockholders' equity	**9,457**	**10,500**	**11.0**	**10,119**	**10,500**	**3.8**
TOTAL	**107,428**	**140,151**	**30.5**	**124,702**	**140,151**	**12.4**

Consolidated Balance Sheet Analysis (In millions of reais)

Funds Available

Short-term Interbank Investments

Securities and Financial Derivative Instruments

Interbank and Interdepartamental Accounts

Credit and Leasing Operations

Allowance for Loan Losses

Other Receivables and Other Assets

Permanent Assets

Deposits

Deposits Received under Security Repurchase Agreements

Funds from Acceptance and Issuance of Securities

Interbank and Interderpartamental Accounts

Borrowings and Onlendings

Other Liabilities and Financial Derivative Instruments

Technical Provisions for Insurance, Savings Bonds and Private Pension Plans

Minority Interest in Subsidiaries

Stockholders' Equity

Securities (In millions of reais)

Summary of the Classification of Securities at September 30, 2002

Composition by Maturity	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value	Cost Value	Unrealized gain (loss)
	September/2002						
TRADING SECURITIES	**3,412**	**4,856**	**3,404**	**7,275**	**18,947**	**19,071**	**(124)**
Financial Treasury Notes	2,571	1,014	2,536	5,896	12,017	12,047	(30)
National Treasury Bonds	130	3,708	460	283	4,581	4,578	3
Central Bank Notes	255	46	379	5	685	685	–
Debentures	17	54	–	837	908	909	(1)
Shares	293	–	–	–	293	293	–
Brazilian Foreign Debt Notes	36	–	24	83	143	188	(45)
Federal Treasury Notes	77	–	–	31	108	118	(10)
Other	33	34	5	140	212	253	(41)
SECURITIES AVAILABLE FOR SALE	**3,074**	**557**	**699**	**3,028**	**7,358**	**7,782**	**(424)**
Federal Treasury Notes	–	–	–	992	992	992	–
Financial Treasury Notes	20	39	585	1,252	1,896	1,990	(94)
Shares	2,106	–	–	–	2,106	2,385	(279)
Mortgage Notes	593	9	8	12	622	622	–
Debentures	25	1	31	285	342	357	(15)
Securitization Notes	143	–	24	40	207	207	–
National Treasury Bonds	–	426	2	45	473	473	–
Certificates of Bank Deposit	42	60	24	28	154	154	–
Privatization Certificates	–	–	–	148	148	148	–
Other	145	22	25	226	418	454	(36)
SECURITIES HELD TO MATURITY	**2,540**	**3,291**	**14**	**4,993**	**10,838**	**10,838**	–
Federal Treasury Notes	2,425	–	5	2,379	4,809	4,809	–
Central Bank Notes	104	3,265	9	1,183	4,561	4,561	–
Brazilian Foreign Debt Notes	11	26	–	1,431	1,468	1,468	–
FINANCIAL DERIVATIVE INSTRUMENTS	**283**	**43**	**28**	**93**	**447**	**663**	**(216)**
Derivatives	283	43	28	93	447	663	(216)
Total	**9,309**	**8,747**	**4,145**	**15,389**	**37,590**	**38,354**	**(764)**

Credit Operations (in million of reais)

     We  present  below  the  composition  of the  credit  portfolio  by type of operation and economic activity sector.

     At the end of  September  2002,  some  99.5% of the  credit  portfolio  was directed to the private  sector,  with no significant  movement  compared to the prior quarter.  By economic activity sector,  taking into consideration  lagging production  levels,  the majority of credit volume was directed to manufacturing with a 32.1% share of total operations, particularly, food and beverages, steel, metal products and mechanics.  Credits directed to the service sector, including
financial    intermediaries,    comprised    23.0%,    whereas    commerce   and
farming/livestock   raising   recorded  a  16.5%  and  1.8%   portfolio   share,
respectively. Loans to consumers comprised 26.1% of the portfolio.

     Portfolio  Performance

     During  the  third  quarter,  the  volume  of  credit  operations  remained conditioned  to the lack of  perspective  among the  economic  agents  regarding short-term developments in the domestic and international economic scenario. The intense volatility  experienced by the market contributed  towards the low level of  economic  activity  registered  during the  period  and as a result  growing stagnation in industrial production decreased the overall demand for credit.

     Accordingly,  resources were mainly  directed to the renewal of traditional customer lines,  with no increase in credit limits and the increase  recorded in the volume of operations was mainly  generated by the increase in the balance of foreign-currency  indexed portfolios,  following the significant appreciation of the U.S. dollar during the quarter.  Specifically in the case of consumer loans, the  performance  of this  segment was  impacted by the trend to settle  amounts owed using resources derived from the release of income tax and FGTS refunds.

     Nevertheless,  Bradesco's  consolidated  credit portfolio  attained a total balance in  September  of R$ 53.6  billion,  presenting a growth rate of 1.9% as compared  with  the  position  at the end of  June,  or  18.4%  considering  the variation accumulated over the prior twelve months.

Credit Portfolio Composition Distributed by Risk Level

     Analyzing the  distribution  of the Bradesco  portfolio by risk level,  the quality of the credit  assets  remained  stable in  September as compared to the prior quarter.  The operations  concentrated between levels AA and C, classified by BACEN as normal course operations,  totaled 90.7% of the accumulated  balance while 2.5% of operations were classified at risk administration level until this risk is reduced or guarantees  with greater  liquidity  are obtained.  Only 6.8%
were considered to be abnormal course operations,  subject to partial loss after the application of usual recovery procedures.

Consolidated plus Acquisitions

(1) On total portfolio.
(2) For operations with installments overdue by more than 14 days.
(3) Recorded based on the customer/transaction classification.
(4) The additional provision is recorded based on  management’s  experience and expected collection of the credit portfolio,  for determination of the total allowance  deemed  sufficient  to cover  specific and general  portfolio  risks, related  to the  provision  calculated  based  on  risk  level  ratings  and the corresponding minimum provision requirements established by CMN Resolution 2682.
The additional provision per customer was classified in the above table based on the corresponding risk levels.

     The total volume of the  allowance  for loan losses at  September  30, 2002 attained R$ 3,818 million,  corresponding to 7.1% of total credit operations. Of this amount,  only 55.7% effectively  comprise overdue  operations (past due and falling due) compared to 63.2% in June and the remaining  portion is recorded as a precaution only, based on the customers’ internal classification.

Movement of the Portfolio between September/2001 and September/2002

*Includes Banco Mercantil de São Paulo, Banco BEA, the Banco Ford portfolio and Banco Cidade, acquired during the 1st half of 2002.

     The  performance  of the  consolidated  credit  portfolio  for the 12-month period  ended  September  30, 2002,  despite the low level of economic  activity during the period, evidence the maintenance of the quality of the assets, mainly as a result of new borrowers, comprising 25.3% of total loans for the period.

Portfolio Movement between September/2001 and September/2002

     However, despite a relatively stable portfolio position, the quality of the credits  granted  to new  borrowers  is  proving  to be  increasingly  solid and accordingly  the total  percentage  of credit  operations  classified  as normal course (from AA to C)  maintained an upward trend  attaining  90.7% at September
30, 2002.

Concentration of Credit Portfolio

In terms of portfolio  concentration,  no significant  changes were noted in the position of the largest borrowers at September 30, 2002.

Credit Portfolio Indicators

     To facilitate the analysis of the Bank’s credit portfolio performance, we present  below,  on a consolidated  basis, a comparative  summary of the main parameters, based on the rules established by BACEN for recording provisions.

     The performance of  Bradesco’s  credit  portfolio up to September 2002 continues to present a low credit risk, despite the current unfavorable economic scenario, as a result of its comfortable coverage levels. These results evidence that the  Organization’s  credit asset  expansion  strategy,  including the recent acquisitions program, is being applied on a secure and consistent basis.

Funding

Deposits by Maturity (In millions of reais)

Demand Deposits

Savings Account

     The Bradesco  Organization  Savings Account, as a result of the convenience offered to our customers, both in terms of easy movement and simple regulations, as well as the security  offered,  now has more than 11 million  account holders nationwide with more than 28 million accounts.

     The  balance of  Bradesco  Organization  Savings  Accounts  ended the third quarter of 2002 with R$ 20.1  billion in  deposits,  comprising  an 18.2% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits

Savings Accounts - Market Share

Savings Accounts

3- Highlights for the Period and Operating Structure

Balance Sheet

Statement of Income for the Period

Results per Thousand Shares

Net Book Value and Market Value (per thousand shares)

Market Value (number of shares x average last–day price)

Cash Generation

Change in Number of Shares (million)

Performance Ratios (annualized)

NB:  Return on equity = Net income for the  quarter/final  stockholders'  equity annualized.
     Return  on  average  equity = Net  income  for the  quarter/Average
(daily) stockholders' equity annualized.

Other Ratios

(1) The  calculation  of the  efficiency  ratio is presented  on page 20
(2) Minimum requirement = 11% of reference equity.
(3) At  September  30,  2002,  permanent  assets are limited to 60% of reference equity. This percentage will be decreased to 50% as from December 31, 2002.

Other Ratios

Risk Management

Structure

     The economic  stability  brought by the Real Plan  prompted  the  Brazilian
financial  sector  to  develop   sophisticated  risk  management  policies.   An
increasingly   high-powered   market,   globalization  and  advanced  technology
motivated the creation of specific  procedures for  monitoring  and  controlling risks.

     Bradesco,  permanently  alert to these  changes,  has developed a number of mechanisms  in recent  years  designed  to plan,  control  and  manage the risks inherent to its banking  activities  and which  include the  following:  credit, market, operating and liquidity risks.

     The  Risk  Management  area is  independent  from  other  operating  areas, reporting directly to the president:

     An independent  process for  monitoring,  controlling and managing risks is critical  to  effective  management.  The area's  activities  are  governed by a standing  committee,  which evaluates positions and ratifies decisions involving control and limit policies.

     During the 1st quarter of 2002, the activities carried out by other areas relating to controls over  compliance,  operating risks,  information  security and money laundering prevention were incorporated by the Risk Management area which is now known as the Risk Management and Compliance Department.

     The new organizational  structure is designed to facilitate a greater focus on these critical activities and confirms the Organization's  commitment to best corporate governance practice.

Credit Risk Management

     Credit risk is the risk  arising  from the  possibility  of loss due to the non-receipt of amounts  contracted with  counterparties  and related  creditors.
Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Credit Policy and Limits

     Bradesco's  Credit Policy is designed to ensure maximum  security,  quality and  liquidity  in the  investment  of assets  and speedy  profitable  business, minimizing  risks  inherent  to all types of credit  operations  and  direct the establishment of operating limits and the granting of credit.

     The  Credit   Department   and  Committees   located  at  the   Bank’s
Headquarters  are critical to policy  implementation  since they are responsible for gearing and managing this core strategic activity.

     The branches operate within varying limits, depending on their size and the type of guarantee offered,  based on a centralized rating and,  accordingly,  in compliance  with the  Organization’s  general  credit  and risk  management policy. Operations involving less significant amounts are subject to specialized automated  Credit  Scoring  systems,  maximizing  the speed and  security of the approvals process based on strict protection standards.

     Operations  are  diversified,  non-selective  and focused on  Consumer  and
Corporate  customers  with sound payment  capacity and proven  creditworthiness.
Care is taken to ensure that  underlying  guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Segmentation

     Bradesco  operates  on a  segmented  service  basis,  seeking  to match its different products and services to the different profiles and size of its target public.

     While Bradesco  Corporate  Banking serves major  companies with billings in excess  of R$  180  million,  high-income  consumer  customers  with  funds  for investment  of more than R$1  million are served by  Bradesco  Private  Banking.
Other customers are classified on a retail basis as companies or consumers.

     Bradesco is now  implementing  another phase of its  segmentation  process, this time  focusing on  middle-market  companies.  Bradesco  Empresas  (Bradesco
Companies)  is designed  to offer a quality  service  tailored  to the  specific financial  needs of this  segment,  in the same  way as major  corporations  are attended by Bradesco Corporate Banking.

Methodology used for Credit Portfolio classification

     In addition to  supporting  the  establishment  of minimum  parameters  for granting credit and managing risk, the credit risk scoring system established by the Brazilian  Central Bank also  facilitates  the definition of  differentiated credit policies based on the customer’s  specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

     In accordance  with  internal  policy,  Bradesco  customer risk ratings are established on a corporate  basis and are  permanently  reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate

     In the case of  consumer  customers,  the above  risk  ratings  are  mainly defined based on their  registered  reference  variables which include:  income,
equity,  restrictions  and  indebtedness,   as  well  as  performance  and  past
relationship with the Bank.

Market Risk Management

     Market  risk is  related  to the  possibility  of the loss of  income  from fluctuating rates caused by mismatched maturities, currencies and indices of the
Institution’s  asset and liability  portfolio.  This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

     At Bradesco,  market  risks are managed  through  methodologies  and models which are consistent with local and  international  market  realities,  ensuring that the  Organization’s  strategic  decisions are implemented  quickly and with a high level of reliability.

     The  Organization  adopts  a  conservative  policy  regarding  market  risk exposure;  VaR (Value at Risk)  limits  are  defined  by Senior  Management  and compliance is monitored  daily by an area which is  independent  from  portfolio management.  The  methodology  used to determine VaR has a reliability  level of
97.5%. The  volatilities  and correlations  used by the models are calculated on statistical  bases,  while future  prospects  are  calculated  based on economic studies.  The methodology  applied and current  statistical models are validated daily using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

     In addition, a daily Gap Analysis is performed to measure the effect of the movement in the  internal  interest  rate and  foreign  exchange  coupon  curves
(interest spread paid above the foreign exchange variation) on the portfolio.

     Complementing the market risk monitoring,  control and management structure and in accordance with Central Bank regulations, a daily verification is made of the  values  at  risk  for the  fixed  and  foreign  exchange  positions  of the
Organization’s entire portfolio and of minimum capital requirements.

Operating Risk Management

     Operating risks are those inherent to the activities  which provide support for  transactions  in which  the  Organization  participates  and may occur as a result of the  interruption of business,  system  failures,  errors,  omissions,
fraud  or  external   events  which  affect  its   activities   and  impact  the
institution’s results.

     Following  recent  guidelines  issued by the Basel Committee  regarding the measurement of Operating Risk by financial  institutions  and in anticipation of future capital requirements, the Organization has commenced the process designed to adapt the Bank to possible Brazilian Central Bank requirements. This process, parallel to compliance with future regulations, will be supplementary to present capital management policies with its analysis focused on operating expenses.

     Operating risks arising from information  processing,  data  communications and the online  transmission  and  recording of data are  evaluated by a system, subject  to  periodic  review,  which was  developed  to ensure  that  risks are compatible with the range of services offered,  specific  operating features and
criteria.   In  2000,   an  Audit   Committee  was  formed  by  members  of  the
Organization’s  Board of  Directors  and  Board of  Executive  Officers  to
monitor Bradesco’s operating systems.

     Bradesco’s  main  computer  facilities  are  located at two  operating centers,  in Osasco and Alphaville  (Barueri),  in the State of São  Paulo.
Critical systems can be operated from either center in the event one of them has to be  shut  down  or  experiences  a  significant  technical  problem.  Neither situation  has  occurred  to date.  In order to  ensure  the  continuity  of our operations in the event of a blackout,  all our branches and  operating  centers are self sufficient in terms of electric power, as follows:

o    4 hours, on average, in the case of branches;
o    20 hours,  in the case of the  Regional  Clearance  and  Telecommunications
     Centers; and
o    60  hours,  on  average,  in  the  case  of the  Osasco  Alphaville-Barueri operating centers.

Liquidity Risk Management

     Liquidity risk  management is designed to control the different  mismatched liquidation  terms of the Institution's  rights and obligations,  as well as the liquidity of the financial investments used to manage the financial positions.

     Knowledge and  monitoring  of this risk are critical  since they enable the
Organization to settle transactions on a timely and secure basis.

     At  Bradesco,  liquidity  risk  management  involves a series of  controls, mainly,  the establishment of technical limits and an ongoing  assessment of the positions assumed.

Capital Risk Management

     The  Organization’s  capital is managed to  optimize  the  risk-return ratio,  minimizing losses through the  implementation  of well-defined  business strategies and maximizing  efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) - September 2002 - In millions of reais

Internal Controls

     Complementing  its operating  risk control and management  activities,  the
Organization has developed a number of systems,  policies and internal controls, over the years, to reduce possible  potential  losses  generated by this type of risk.

     Aware of the  importance of these  controls,  Bradesco  implemented,  among other actions, an internal control system (Compliance) as well as procedures for the prevention of money  laundering and for  guaranteeing  information  security which are subject to ongoing  improvements.  The  validation of the  activities, controls and systems which support the  Organization’s  banking transaction infrastructure also falls within this context,  permitting active  participation in the new Brazilian Payments System (SPB).

Asset Management and Own Working Capital

Exame magazine rates Bradesco as Brazil's Best Fund Manager
Bradesco was ranked the best investment fund manager in Brazil in 2002.

     This was the result of one of the most complete and well-respected industry analyses  conducted by the Center for Finance Studies of the  Fundação
Getúlio  Vargas and published in  Exame’s  Fund Guide.  The assessment covered 1000 of the country’s main open and non-exclusive investment funds.
Bradesco with a number of  award-winning  funds was also ranked the best manager in the retail category.

     This  recognition  confirms the  appropriateness  of  Bradesco's  strategic decision to promote an investment policy focused on specialization  and customer service quality.

Assets under Management
Funds
Portfolio
Added Value
Customers - Checking Accounts (million)
Consumer and Corporate Customers - September/2002
Increase in Checking Accounts
Savings Accounts (million)
Customer Service Network
(1) PABs  (banking  service  post)  and PAEs  (electronic  service  outlet)  are installed  exclusively in companies.  PABs have at least one  on–site  bank clerk.
(2) This  increase is a result of the  incorporation  of the Banco Cidade branch network in June/2002.

Customer Service Network (Branches)
Bradesco and Financial System
(1) Source: CADINF-DEORF/COPEC - September 2002
(2) Includes 1 Branch of Banco Finasa

Customer Service Network (Branches) - Market Share - September/2002

Customer to Branch Ratio - Thousand
Banco Postal

     The  delivery  of basic  financial  services  to lower  income  groups is a
worldwide   challenge.   In  Brazil,   this  challenge  is  particularly  urgent
considering  the enormous  differences  in income,  economic  opportunities  and concentration of financial institutions in major centers.

     Banco  Postal has  undoubtedly  broadened  the base of this  segmenttation, presenting a simple  alternative  which permits access to citizens and companies who up till now have been unable to access these services.

     The  Correspondent  Bank method adopted in  partnership  with the Brazilian
Postal and Telegraph  Company  (ECT) stands out in comparison  with other models used in Brazil,  as a result of its focus on the retail sector,  the versatility of the products and services offered,  the remote self-service  channels and its integration with Brazil’s  largest branch and ATM bank network.

     This partnership confirms Bradesco's traditional commitment with Brazilians from all income brackets.

     The results  achieved  from the units  already in  operation  evidence  the success of Banco  Postal and permit an  optimistic  outlook  for future  service points  considering the significant  number of accounts opened and the volume of transactions carried out.

Increase in number of accounts opened in 2002

Transactions carried out in 2002 (Monthly)

Units installed in 2002 (Accumulated)

     Of the 1,033 units installed, 739 are in towns which had no previous access to banking services.  favoring the expansion of its business and giving the Bank a significant  competitive  advantage,  as well as  contributing to the economic growth of these  regions.

     Banco Postal will also be useful in towns or regions  which  already have a
Bradesco  branch,  since the expansion of service  outlets ensures that Bradesco customers can be served closer to their work places or homes.

Avaiable Products and Services

o Receipt and remittance of account opening proposals;
o Cash withdrawals and deposits;
o Account balances and statements;
o Receipt of bill payments and public utility bill payments (water, electricity, telephone, etc.);
o Payment of government retirement pensions and benefits (INSS);
o Receipt and remittance of credit proposals.

Products and services under development

o Collection of INSS contributions;
o Collection of federal, state and municipal taxes;
o Identified deposits;
o Stopping of checks;
o Online vehicle licensing;
o Credit cards;
o Savings Bonds;
o IPVA; and
o Employee travel card and salary card.

Geocodification - Bradesco and ECT

     The  project  will  provide  important   business   opportunities  for  the
Organization  since,  via the ECT service units,  Bradesco will be able to serve
100% of Brazil’s municipalities.

Cards (Million)
     Bradesco is one of the largest  independent  Credit Card issuers in Brazil, with a  diversified  portfolio  containing  a range of  different  products  and services under the Visa, Mastercard and American Express (BCN) banners, designed to serve all of the Brazilian  population’s  income brackets.  Our products and services meet the needs of the various market  segments,  providing from the
“Visa Fácil” Card to the “Infinite”  Card, focusing our
high-wealth customers.

     In  August  2002,  Bradesco’s  Visa and  Mastercard  credit  card base presented a 23.2%  growth rate over the results in August  2001,  compared to an overall market increase of 17.7%.  This increase  expanded our market share from
13.3% to 13.9%.

     In terms of  billings,  Bradesco  recorded  a 17.7%  growth  rate while the market grew by 16.9% and the variation of the IGP-M was 13.3%, ie, we attained a growth rate of 33% above  inflation for the same period while the market grew by
27%.

     Since  October  2001,  Bradesco has been  substituting  its  magnetic-strip credit card base for  chip-embedded  smart cards  which  contain a  microcircuit
guaranteeing   holders  greater  security  and  speed  in  their   transactions.
Approximately 500 thousand cards have been substituted to date.  Emphasis should be given to the fact that  Bradesco is pioneer in the use of this  technology in
Brazil’s credit card market.

     Bradesco,   BCN  and  Mercantil  Finasa  Credit  Cards  are  also  accepted throughout the International Visa and Mastercard Networks, comprising 19 million establishments and ATMs in 249 countries.

Debit Cards (Electron)

     Debit cards are also an  important  part of our  business.  From January to
September  2002,  the debit card base presented a variation of 17.4% compared to the same period of the prior year.

     Billings from January to September of 2002 totaled R$ 8.5 billion,  a 29.5%
growth  rate over the same  period of the prior year and an increase of 27.4% in the number of  transactions.

Visa Vale

     Visa Vale,  the new  company  which will  operate in the  benefits  voucher sector was formally constituted by its stockholders Visa do Brasil and the banks
Bradesco, ABN-Amro Real and BB Banco de Investimentos, the pilot project will be implemented in the first half of 2003.

     The company  expects  that the benefit  voucher  sector  sales  volume will increase  by 50% over the next five years from the current R$ 6 billion per year to  R$  9  billion  per  year.

Acquiring  Market

     The network of commercial  establishments  in Brazil accredited by the Visa system is administered by Companhia Brasileira de Meios de Pagamentos - Visanet,
in which  Bradesco has a direct  capital  holding of 39.2%.  For the period from
January to September 2002, Visanet posted sales of R$ 28.8 billion.

     At present, the Bradesco  Organization banks (Bradesco,  BCN and Mercantil)
are  responsible  for 39% of the total  volume  paid by Visanet to Visa  network member establishments in Brazil.

Growth

Credit Card Base - Million

Credit Card Billings - in billions of reais

Market Share

Debit Card Base (Electron) - Million

Investments in Infrastructure, Information Technology and Telecommunications

     The investments for expanding functional capacity,  infrastructure,  IT and telecommunications  at the  Bradesco  Organization  are  designed  to maintain a modern,  practical and secure customer service network,  characterizing the Bank as one of the world’s most contemporary  companies and creating added value for its customers and users in both Brazil and abroad.

Investment Growth

(*)  In 2001, includes contract for Banco Postal services (R$ 200 million)

Risk Ratings

Bradesco's risk ratings are among the highest attributed to Brazilian Banks.

(1)  Bradesco Seguros
(2)  Bradesco Capitalizacao

Ranking

Source	Criteria	Position
Forbes/Economática	Banks in Brazil Profitability/ Performance	1st (Brazil)
Global Finance	Overall	1st (Brazil)
Global Finance	Brazilian Banks - Best Foreign Exchange	1st Foreign Bank Brazil
The Banker	Stockholders equity Stockholders equity	1st (Brazil) 88th (Worldwide)
Latin Finance "Top 50 Latin Banks"	Total assets	3rd (Latin America)
Forbes 200 Platinum / Economática	Brazil s 200 Best Companies	21st (Brazil)
Fortune	Banks - Revenue Companies - Revenue	46th (Worldwide) 370th (Worldwide)
Euromoney	Stockholders equity	110th (Worldwide)
Standard & Poor s	Total assets	156th (Worldwide)
Forbes "International 500"	Overall	166th (Worldwide)
Ranking Agência Estado / Economática de Melhores Empresas Brasileiras in the 2nd Quarter/2002	Performance and shareholder returns	6th (Brazil)
Fortune "Global 500"	Overall	337th (Worldwide)
Fortune "Global 500"	Banks	43rd (Worldwide)
Forbes "International 500"	Overall	166th (Worldwide)
Ranking Valor Econômico Finanças	One Hundred Best Banks - Total assets	3rd (Brazil
Global Finance - Awarded to Bradesco Seguros	Best Insurance Companies - Property Insurer	1st (Latin America)

Awards

     The  following  important  awards,  honors  and  distinctions  received  by
Bradesco highlight its industry  leadership,  its brand strength and the quality of its products and services.

     Bradesco received the prize awarded by Exame magazine’s Guia de Fundos for best  investment  fund  manager in Brazil and was also rated as best  retail fund manager. This Fund Guide is the country’s most important and respected publication of its kind.

     For the fourth time and third in a row, Bradesco is included among the best companies to work for in Brazil,  according to the survey conducted by Exame and
Você  S.A. magazines in partnership with the international  consulting firm
Great Place to Work Institute.

     Banco  Bradesco was the winner of the 2002 Edition of the  Mauá  Prize which is awarded  to the listed  company  with the best  shareholder  and market relationship  in 2001.  This is the third time that  Bradesco has won this award given by the National Confederation of Stock Markets (CNBV).

     The  Bradesco  Organization  was elected  overall  winner in the Grand Prix category of the 2002 Social Value Award,  by both the popular and expert juries.
Sponsored by the newspaper Valor Econômico, with support from the Ethos and
Akatu  Institutes,  this  award  is  designed  to  distinguish  companies  whose commitment with society is based on excellence and best management criteria.

     The US magazine  Global  Finance  elected the Bradesco  website as the best financial  portal  for  consumers  on the  Internet.  It was also rated the best
Internet Bank in Brazil and Latin America.

     A poll  carried out by  Datafolha  for the Top of Mind  awards,  identified
Bradesco as the most  remembered  private bank and Bradesco  Seguros as the most remembered company in the insurance category.

     Elected by Gazeta Mercantil readers as the country’s  most influential company,  Bradesco  was awarded the Imagem  Empresarial  Nacional  prize for the second  consecutive  year.  Bradesco also received the state  category award for
São Paulo and Bradesco’s President,  Márcio Cypriano, was elected
Business Leader in the Bank Sector category.

     Bradesco  was also  rated  Best  Financial  Institution  in  Brazil  by the
National  Association of the Construction  Material Retailers  (Anamaco),  which also gave Mr. Cypriano the title of Personality of the year – 2002, awarded to businesspeople for outstanding actions in the financial market.

Capital Market

Underwriting Transactions

     Bradesco  coordinated  stock and fixed income  transactions up to September
2002, which totaled R$ 11.12 billion, comprising 75.58% of all issues registered at the  Brazilian  Securities  Commission  (CVM)  for the same  period.  Special emphasis  should  also be  given to  Bradesco’s  role in  coordinating  the
Secondary  Public Offer of the Common Stock of Companhia Vale do Rio Doce,  held in March,  which totaled R$ 4.51 billion and the Public Offer of Non-convertible
Debentures of Petrobras, held in August which totaled R$ 750 million.

     Of the total number of floating and fixed-return transactions registered at
CVM up to  September  2002,  Bradesco  participated  in 66% of the  primary  and secondary stock issues,  in 44% of the debenture issues and in 22% of promissory notes issues.

Bradesco's Share of the Issues Market (in billions of reais)

Origination and Distribution - ANBID Ranking - September/2002

Origination

Distribution

Structured Operations

     Bradesco continues actively  prospecting for new business in the structured operations segment, advising companies in merger, acquisition,  project finance, corporate restructuring and privatization operations.

     Up to September  2002, some 8 operations had been concluded and a further 7 operations were in progress.

     Bradesco’s presence is also notable in Project Finance operations,  in which it acts as financial  advisor to companies  with  investments  in electric power  generation and related  projects such as the  construction of oil and gas pipelines. These projects currently amount to some R$ 7 billion.

Foreign Exchange

Structure

     The Organization  has 18 specialized  units operating in Brazil (Bradesco -
12, BCN - 5 and Mercantil - 1), 1 Branch in New York  (Bradesco),  4 Branches in
Grand  Cayman  (Bradesco,  BCN,  Boavista  and  Mercantil),  1 Branch  in Nassau
(Boavista),  1 Branches in London  (Mercantil),  1 subsidiary  in Buenos  Aires,
(Banco  Bradesco  Argentina  S.A.),  1 subsidiary in Nassau,  (Boavista  Banking
Limited) and 2 subsidiaries in Luxembourg,  (Banco  Bradesco  Luxembourg S.A and
Banco  Mercantil  de Sao  Paulo  International  S.A.),  1  subsidiary  in Tokyo,
(Bradesco Services Co., Ltd.) and 1 subsidiary in New York (Bradesco  Securities
Inc.)

     In the  Exchange  area,  emphasis  should  be  given  to the  traditionally important support offered by the Bradesco  Organization to foreign trade, with a balance of US$ 5.3 billion recorded in the foreign  exchange  trading  portfolio for financing imports and exports, as well as for onlending to customers.

     Foreign exchange trading for exports from January to September  totaled US$
9.6 billion,  a 26.4%  increase  compared to September  2001,  and for imports a total of US$ 3 billion.

Volume of Foreign Currency Trade - In billions of U.S. dollars

Export Market

Import Market

     We  present  below  the  composition  of the  foreign  trade  portfolio  at
September 30, 2002:

     Except for funds  obtained  through  the  Commercial  Paper  program in the
United  States,  the  portfolio  is  financed  by  credit  lines  obtained  from
Correspondent Banks. At the end of the period, approximately 130 American, Asian and European Banks had extended credit lines to Bradesco.

     The core  objective  of the  foreign  branches  is to  obtain  funds in the international  market  for  onlending  to  customers,  principally  through  the financing of Brazilian foreign trade.

     The main activity of the subsidiary Banco Bradesco Luxembourg is to provide additional  services to private banking  customers and to increase foreign trade operations.

     In the first nine months of 2002, as well as short-term loans in the amount of US$ 100 million  obtained  from  international  banks,  earmarked for foreign trade  financing,  an amount of US$ 483  million was raised  through  public and private,  medium and long-term  placements in the international  capital market, which will be earmarked for working capital loans and foreign trade financing.

Profile of Public and Private Placements Abroad - Bradesco

Funds Obtained Abroad

SPREAD OVER TBILL

Bradesco has the following programs:

Collection and Tax and Utility Collections

Corporate Collection

     Bradesco  Collections  strengthens  its  position  yearly  as an  authentic partner in the  management of corporate  business.  Combining  high standards of efficiency with latest-generation IT resources, Bradesco collection services are an efficient and secure tool for use by a universe of corporate entities.

     Bradesco Computer-recorded Collection, transmitting and receiving data on a direct  computer-to-computer  basis,  relies on one of the most advanced banking technology systems available, offering important productivity gains to companies by permitting  the  streamlining  of services.  The available  services  include electronic  collection  (computer-recorded),  which  permit  user  companies  to consult  information  online.  This system  processes  approximately  97% of all documents  recorded  in the  Bradesco  collection  portfolio.  Pag-For  Bradesco facilitates  the management of Trade Accounts  Payable for more than 34 thousand companies.

Tax and Utility  Collections

     Developed   based   on  high   standards   of   efficiency   and   quality,
Bradesco’s  tax and utility  collections serve a dual purpose. On one hand, they seek to provide  customer  satisfaction  with  appropriate  and  innovative solutions for the settlement of taxes,  duties and contributions.  On the other, they  effectively  interact with the  different  Government  Departments  in the federal, state and municipal spheres and with public utility concessionaires.

     Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

(*) Total movement (funds obtained, write offs, credits, etc.).
(a) Payment via direct debit
    34.217 million - January to September/2001
    36.432 million - January to September/2002
(b) Total  beneficiaries:  more than  3,563  thousand  retirees  and  pensioners
(corresponding to 17.4% of all those registered with the Brazilian  Institute of
Social Security - INSS).

Growth in Collections and Pag-For

Growth in Tax and Utility Collections/Payments

Stock, Custody and Controllership Services

     With an appropriate  infrastructure  and  specialized  personnel,  Bradesco
offers  its   customers   the  following   services:   custody  of   securities,
controllership,  DR- Depositary Receipt and BDR-Brazilian Depositary Receipt, as
well as bookkeeping services for stocks, debentures and investment fund quotas.

Customers using custody services x assets under custody

Internet and Web-based Products

Internet Banking

Internet Banking - Transactions

Bradesco Internet Banking

     Online since May 31, 1996, Bradesco Internet Banking  (www.bradesco.com.br)
soon became a worldwide  reference for Home Banking and is currently  ranked the third largest digital bank in the world.

     Bradesco  online services were created to facilitate the day-to-day life of its customers,  offering access to the transactions available through the branch network from any point on the globe.

     The internet is an important and  profitable  customer  relations  channel, adding value to both customers and stockholders.

     Since it was first  launched,  Bradesco  Internet  Banking  has  focused on innovating and deploying the largest number of online services  possible for its customers.

     At present,  Bradesco  Internet  Banking offers its customers more than 210 different services, which can be accessed 24 hours a day, seven days a week.

Bradesco  Internet  Banking  –  Consumer  Customers  reported the following results at September 30, 2002:

o 4.6 million registered customers;
o 195 million transactions;
o 30%  increase  in the number of  transactions  compared  to the same period in
2001; and
o R$ 7.2 billion in financial volume.

ShopInvest Bradesco

     In March 1999,  Bradesco launched ShopInvest  (www.shopinvest.com.br),  the first Brazilian retail bank broker to operate in BOVESPA's online Home Broker.

     Through  ShopInvest,  investors can access pertinent  information and trade shares in BOVESPA,  even if they are not Bradesco account holders.  All of these services are provided  free of charge and comply with the same rules  applicable to bricks-and-mortar trading.

     Customer  demand for new options in the  financial  market,  following  the
launching   of  Banco   Bradesco’s   Investment   site,   resulted  in  the
incorporation of all of the Bank’s products into this new business channel.

     ShopInvest is  characterized  by its diversity of investments.  Today there are nine Investment  Rooms:  Shares,  Savings Bonds,  CDB,  Funds,  Real Estate,
BM&F, Savings Accounts, Life and Private Pension Plans and Insurance.

     As a result of these strategic investment options,  ShopInvest reported the following significant results at the end of September 30, 2002:

o 549 thousand registered users.
o 215 thousand  transactions  corresponding  to a 33 % increase over the results recorded at the end of the same period in 2001.
o R$ 1.010 billion  in financial volume.

ShopCredit

     In May 2001,  Bradesco  launched  ShopCredit  (www.shopcredit.com.br),  the
Bank's  Financing  and  Loan  website  which  offers  a  complete  portfolio  of
Bradesco's  credit  lines.  The  products  are grouped  together for purchase by consumer or  corporate  customers  with full details on each option and visitors can use a  simulator  to  calculate  amounts and terms in the  Personal  Credit,
Consumer  Sales Credit (CDC),  Leasing,  Housing loans and Finame  (Morderfrota,
Prefixado and Proleite) modes.  Visitors to the ShopCredit site can also request personal loans quickly and securely.

     ShopCredit results at September 30, 2002 were as follows:

o 272  thousand transactions/operations; and
o R$ 80 million in financial volume

Bradesco Net Empresa

     On September 18, 2001, Bradesco launched its new corporate banking website.

     With Bradesco Net Empresa,  companies  gained a new ally for optimizing the financial  management of their businesses.  Through this website,  companies can
operate  bank  accounts,   make  payments  and  collections  and  perform  other
transactions   without  having  to  visit  a   bricks-and-mortar   branch.   The
transactions are conducted on-line via Internet.

     At the end of September 30, 2002, Net Empresa posted the following results:

o 47,100 registered companies, with 30,850 in operation.
o 1.4 million transactions/operations.
o R$ 1.9 billion in financial volume.

     Out of the total volume of transactions  carried out via dial-up  corporate systems, 398 thousand companies were connected via Bradesco.

B2C (Business to Consumer)

     Bradesco  Electronic Trade was created in 1998 and soon became a successful hallmark.  In the wake of this  success,  ShopFácil  was  launched in 2000,
offering,  among  other  services,   “Meios  de  Pagamento  Eletrônico
Bradesco”  (Bradesco  Online  Payment  Methods)  –  the  safest,  most practical and economic online shopping method.

     Bradesco  is the  only  Bank  in the  world  to date to  receive  ISO  9000 accreditation for its Online Commercial Payment Methods.

     Bradesco  Electronic Payment Methods comprise:  Electronic Wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards),  Pagamento
Fácil (Easy Payment) and Boleto Bancário (Online Dockets).

     There are currently  1,380 stores  operating  with Bradesco  Online Payment
Methods.

     At the end of September 2002, B2C posted the following results:

o 10.4 million transactions/sales; and
o R$ 790 million in financial volume.

B2B (Business to Business)

     In the B2B area, emphasis should be given to the business solutions offered by Bradesco  comprising the following:  a security and limits module, B2B payment
methods,   management   tools   (buyer,   seller  and  bank)  and  a   financial
reconciliation module for the seller.

     At present, the Bank offers the following Bradesco B2B Payment Methods:

o Online Docket.
o Electronic Wallet (Credit Cards).
o Financing lines.

Events that Marked the 3rd Quarter of 2002

Presentation of the CHIP character (http://www.bradesco.com.br)

Bradesco
Chip

On August 1, 2002, Bradesco launched its new Internet campaign with the introduction of “Chip – the Bradesco Internet Banking Mouse Character”. Chips mission is to demystify Internet use particularly in respect of the security of transactions; to present helpful tips on available products and services; to secure customer fidelity; to present the practical aspects of the worldwide web for new users, as well as creating a user-friendly interface between “customer and machine”. In just two months of operation, Chips hotsite has received more than 350,000 hits.

Launching of the New Version of the Financial Channel Website (http://www.canal.bradesco.com.br)

Canal Financeiro

In September, Bradesco presented the new version of its Financial Channel website. The site provides a channel between the Bank, investors and market analysts offering Financial Market news, as well as the main features of the Banks investment products.

Launching of the New ShopInvest Home Page (http://shopinvest.com.br)

Bradesco

In September, Bradesco presented its new investment website home page ShopInvest . With its new layout, this Home Page brings to the screen real time prices of the principal assets, currencies and financial market stock exchanges, as well as the Intraday information. In addition, there is a special area highlighting financial market events. Emphasis should also be given to the websites new investment simulation and investor profile analysis areas.

3rd and 4th Property Auctions for Major Investors

In August and September, Bradesco, via ShopInvest (www.shopinvest.com.br), held its 3rd and 4th Property Auctions for Major Investors. Over the period of these events, the website received 35 thousand hits. Results were significant, with 100% of the properties sold for amounts above the required minimum bid and with the majority sold at sight.

Aberje 2002 Award – July 2002

Best website in the Internet Bank category – Case: Bradesco Internet Banking : Banking Services at a Click.

Global Finance Best Internet Banks 2002 Award – September 2002

- Best Consumer Internet Bank - Brazil / Latin America
- Worlds Best Consumer Integrated Site (Worldwide and Latin America).

Other Services:
Other Bradesco Organization Websites

o Investor Relations - (http://ri.bradesco.com.br/)
o Bradesco Foreign Exchange - (www.bradescocambio.com.br)
o Bradesco Corporate Banking - (www.corporatebradesco.com.br)
o The Bradesco Foundation - (www.fb.org.br)
o Bradesco Insurance -  (www.bradescoseguros.com.br)
o Bradesco Vida e Previdencia -  (www.bradescoprevidencia.com.br)
o Financial Channel -  (www.canal.bradesco.com.br)
o The Bradesco Card Website - (www.bradescocartoes.com.br)
o Personal Finance Portal -  (www.bradesco.com.br/indexpf.html)
o Corporate Finance Portal -  (www.bradesco.com.br/indexpj.html)
o Portal for the Visually Impaired -  (www.bradesco.com.br/indexdvisual.html)
o Online Shopping Portal - Consumers -  (www.bradesco.com.br/index_comerciopf.html)
o Online Shopping Portal - Corporate -  (www.bradesco.com.br/index_comerciopj.html)
o University Students Portal -  (www.bradesco.com.br/index_conta_universitaria.html)

Websites, Products and Services under Construction and Development

o Corporate Banking (new version)
o Private Banking (new version)
o Press Room
o Bradesco Consortium Website
o MultiChannel CRM
o B2B Buyer and Vendor Financing
o B2B Payment Method System

Bradesco Day and Night (BDN)

BDN ATM Network Evolution:

Volume of accumulated transactions (million)

Number of BDN Network ATMs

Volume of IPVA Payments

BDN Network Distribution - Monthly Productivity - September/2002

Telebanco (Call Center)

Integrated  Call Centers:  Bank,  Cards,  Pension Plans,  Alo Bradesco,  BCN and
Finasa

Increase in Number of Calls - million

Evolution of Telebanco Transactions - In millions of reais

Highlights:

o 15.6 million electronic voice response calls per month;
o 3.8 million personalized service calls per month;
o 2.4 million customers access Telebanco per month;
o R$ 410 million in financial volume from transactions per month;
o 96% of Personalized Service call queries are resolved during the first contact;
o 559 call-center  representatives were trained and designated to other areas of the Organization, particularly the sales areas, up to the end of September 2002;
o A record 4.3 million products were sold up to September 2002; and
o Utilization  of labor  management  and  service  quality  processes  based on cutting-edge  tools which increase  productivity and guarantee  ongoing customer service enhancement. Customer segmentation based on specific needs routing calls directly to the corresponding specialized representatives.

BCN

Consolidated Balance Sheet - In millions of reais

Statement of Income - In millions of reais

The Relationship Bank

     Part of the Bradesco  Organization  since December 1997,  BANCO BCN S.A. is known as the RELATIONSHIP  BANK,  offering  differentiated  bespoke products and services  designed  to  meet  the  needs  of both  its  consumer  and  corporate customers.

     In line  with  the  Organization's  policy  to  specialize  in  top-quality customer  service,  Banco BCN S.A.  expanded its operating  structure,  creating areas to attend specific niche markets, such as: Health, Education, Notarial and
Registry as well as Government Relations.

     Customers  now  have  access  to  the  efficient  remote  customer  service structure which comprises two call centers (Linha Viva and Alô BCN), BCNNET
Internet Banking (www.bcn.com.br) and BCN’s virtual bank (BCN DIGITAL) with branches in São Paulo and Rio de Janeiro.

     A  particularly  important  event  was  the  introduction  of  the  current financing sector leader BANCO FINASA S.A.,  formerly  Continental  Banco S.A., a wholly owned subsidiary of BCN,  combining the traditional  market brand FINASA, acquired by the  Organization  in the first half of 2002,  with the strength and
performance  of  the   Continental   team  and  the  security  of  the  Bradesco
Organization.

Growth

     Between  July and  September  new  branches  were opened in:  Bragança
Paulista (SP) and Planalto  Paulista –  São Paulo (SP).  Following the
incorporation  of 24 Banco  Cidade  S.A.  branches  at the end of June 2002,  10 branches were closed during the period as a result of  redundancy.  On the other hand, Finasa Promotora de Vendas opened 11 new branches in the following states:
2 in Minas Gerais, 1 in Pará, 1 in Pernambuco,  2 in Rio Grande do Norte, 2
in Rio Grande do Sul and 3 in Santa Catarina.  This company  operates in the new and used vehicle segment,  in more than 12,900 sales outlets  throughout  Brazil and in approximately  1,216 stores selling furniture,  home decor, mobile phones and IT related equipment.

     At the end of the quarter,  the BCN Customer Service Network  comprised 458 service points, with 227 branches in Brazil,  including 1 branch of Banco Finasa
S.A., 1 foreign branch in Grand Cayman,  179 conventional and electronic service centers and outlets,  as well as 51 branches of Finasa Promotora de Vendas Ltda.
The Self-service Network has 980 terminals operating in BCN Branches and Service
Posts,  as well as the Bradesco Day and Night BDN Network with 9,733  terminals, which can be used by BCN  customers for cash  withdrawals,  and the 24-hour Bank
Network with 2,248 terminals.

     At September 30, 2002, Banco BCN S.A. had served approximately 610 thousand
checking  account  holders  and  134  thousand   non-checking  account  holders.
Customers served by Banco Finasa S.A. totaled 882 thousand, a 23.73% growth rate for the quarter. Credit card holders surpassed 183 thousand and savings accounts totaled 642 thousand.

Performance

Net Income and Stockholders' Equity

     Net income for the 3rd quarter of 2002 was R$ 66  million,  totaling R$ 218 million for the year,  a 6.34%  growth  rate over the same  period in 2001.  The annualized  return on  stockholders’  equity was 19.28% for the quarter and 20.32%
for the year.  Stockholders’  equity, at September 30, 2002, totaled R$ 1.465 billion, after adjustment of dividends not recorded as a provision.

Assets and Liabilities

     Total assets at September 30, 2002 increased to R$ 23,241 billion,  a 9.99%
growth rate compared to June 30, 2002, with credit operations, including leasing and advances on foreign exchange contracts (ACC),  before the allowance for loan losses,  totaled  R$  14.083  billion,  comprising  60.60%  and  securities  and financial derivative instruments 20.92%. Credit operations presented an increase of 17.39%  for the  quarter,  highlighting  the  growth  in the sales  financing portfolio  (CDC) mainly as a result of the  acquisition,  in August 2002, of the portfolio  of Banco  Mercantil de São  Paulo S.A., a Bradesco  Organization
company with a balance of R$ 971 million at September 30.

     Total funds obtained which include R$ 2.892 billion in investment funds and managed  portfolios,  negotiated  through the BCN  Branches  and managed by BRAM
–  Bradesco Asset Management Ltda., attained R$ 22.976 billion at September
30, 2002.  Deposits  including savings accounts  comprised 54.74% of this amount with a balance of R$ 12.577 billion and a 15.36% growth rate for the quarter.

Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

Statement of Income - In millions of reais

     In August 2002, BANCO FINASA S.A. came into existence, uniting the strength of the FINASA brand acquired by the Organization in the first half of 2002, with the security provided by BANCO BRADESCO S.A.

     Prior to its change of name, the bank was formerly  Continental Banco S.A., acquired by Banco BCN S.A. in October of 1998.

     On August 19, 2002, Banco Finasa S.A.  acquired Banco Mercantil de São
Paulo, another Bradesco  Organization member, with some R$ 1.1 billion in direct sales financing  operations (CDC) which together with the financings and leasing portfolios of the former  Continental  Banco S.A.  transformed the Bank into the market segment leader.

     Banco  Finasa  S.A.,  focusing on the retail  sector,  continues  operating through the  intermediation  of its sales promotion  company,  now called Finasa
Promotora de Vendas Ltda.,  which is responsible for  prospecting  customers and preparing credit proposals.

     At September  30, 2002,  the  Promotora  had 51 Branches,  11 of which were opened during the quarter, a growth rate of 27.50% as compared with June 2002.

     At the end of the period, the total number of customers served attained 882 thousand, an increase of 23.73% compared to June 30. The company operates in the new and used  vehicle  segment,  through  more than  12,900  dealership  outlets nationwide  and in 1,216  stores  which sell  furniture  and home decor,  mobile telephony and IT related equipment.

Performance

Net Income and Stockholders' Equity

     Net income for the 3rd  quarter of 2002 was R$ 25  million,  totaling R$ 51 million  for the year,  a growth  rate of 59.38%  compared to the same period in
2001. The annualized,  return on stockholder’s equity of R$ 197 million, at
September  30,  2002,  was 61.27% for the  quarter and 35.93% for the nine–month period.

Assets

     Total assets  attained R$ 4.173  billion,  a 34.70% growth rate compared to the results at June 30, 2002. Credit and leasing operations increased by 36.61%, amounting  to a balance  of R$ 3.847  billion,  including  the  sales  financing portfolio (CDC) acquired from Banco Mercantil de São Paulo S.A.

Banco Mercantil de Sao Paulo S.A.

Consolidated balance Sheet - In millions of reais

Statement of Income - In millions of reais

     We are pleased to present the  consolidated  financial  statements of Banco
Mercantil  de  São  Paulo  S.A.,  prepared  in  conformity  with  Brazilian corporate legislation for the quarter ended September 30, 2002.

     On a national  level,  the importance of the economic  principles  built up over recent years was heightened  during the period:  the floating exchange rate system which  motivated a reduction in the current account  deficit,  as well as the good fiscal results were key factors in cushioning,  at least partially, the turbulence  experienced  by  the  financial  markets.  However,  the  continuing downslide in the Brazil risk  perception  prompted the economic  authorities  to reaffirm  their  commitment to maintaining  macroeconomic  policies in line with economic  stability,  an  essential  factor  for the  country’s  return  to sustainable medium-term economic growth.

Performance/Achievements for the Period

Capital and Reserves

     Stockholders'  equity totaled R$ 740.763  million.  Net equity per thousand shares totaled R$ 120.71.  During this period,  the balance of R$ 48.050 million relating to the capital  increase  approved at the Board of  Directors  meeting, held on November 28, 2000, was paid up in full.

Economic Results

     Assets  totaled  R$  7.193  billion.   The  amount  of  income,   including
stockholdings,  attained R$ 1.631 billion. Expenses totaled R$ 1.670 billion and administrative  expenses totaled R$ 288.729  million.  Net income for the period was R$ 20 million.

Investment and Obtaining of Funds

     Credit  operations  totaled  R$ 3.080  billion,  while  deposits  and other funding totaled R$ 5.665 billion.  Net equity of the Investment Funds managed by the Bank and  related  financial  institutions  increased  to R$ 1.475  billion.

Purchase and Sale Process

     The  controllers of Banco  Mercantil de Sao Paulo S.A. signed the documents formalizing  the transfer of the Bank's  share  control to Bradesco on March 25,
2002.

     The  operation  comprised  the  sale of  2,764,959,259  common  shares  and
2,277,767,313  preferred  shares of Mercantil,  corresponding to 90.1% of voting capital and 74.2% of  non-voting  capital,  for the amount of R$ 1.362  billion, equivalent to R$ 0.270047 per share.

     Bradesco held a public offer for the acquisition of the common shares owned by the other stockholders at a price  corresponding to 80% of the price paid per share to the  controlling  stockholders,  in conformity  with the  provisions of
Article  254-A of Law 6404/76,  the auction for which was held on September  25,
2002, and, as a result, now holds 99.03% of voting capital.

     On  September  30, 2002,  under its new  direction,  Mercantil  resumed the strategy  designed to grow its operations,  personalize its customer service and intensify its partner  relationships.  As a result, the Bank’s  capacity to deliver  increasingly  comprehensive and specialized services was maintained and extended to an even wider public through the Bradesco Customer Service Network.

Branches and Services

     At the end of the 3rd quarter of 2002, the Bank’s  nationwide  network was formed by 219 strategically  distributed branches.  Our 423,547 consumer and corporate  checking  account  holders can use 187 Banking Service  Outlets.  The
Self-service  Network  operates with 757 terminals  installed in the Bank’s own Branches and Banking Service Posts and also through the 24 Hour Bank Network with its 2,248 Service Outlets,  20,555 Shared Network units and 21,114 Bradesco
Day and Night BDN Network terminals.

     The  Bank’s  overseas branch in Grand Cayman and an affiliated Bank in
Luxembourg maintained their typical  international  financial market activities, focusing particularly on foreign trade financing.

The Brazilian Payments System (SPB)

     Banco Mercantil de São Paulo S.A. has been preparing its systems since
2000 for the changes  which took place on April 22, 2002 and which will continue to take place in the way consumer and corporate  customers  handle their banking business.  The Bank made  investments of more than R$ 14 million in improvements designed to boost the speed and  security of customer  transactions.  As well as improving its internal systems,  a special training and  communications  program was developed for the Bank’s Branch Network and Telefinasa customer service teams and employees in general.

     Further  details on this payments system can be obtained at the Bank’s website  -  http://www.finasa.com.br  through  the  exclusive  e-mail  address -
spb@finasa.com.br; and from the toll-free help line 0800 701 18 44.

     As part of its strategy to anticipate trends and meet customers' needs, the
Bank has  developed a number of  products  and  services  which  facilitate  the control and  management  of the changes  introduced by SPB  implementation.  For example:

o Cash Management Finasa
o Caixa Unico Finasa
o Novo Modulo de Pagamentos Finasa
o Caixa Postal Finasa
o Cartao Finasa Visa Electron Business

Products

Finasa Credit Cards

     The special  treatment  given by Banco  Mercantil de São Paulo S.A. to this product  produced  sales,  up to September  30, 2002,  of 48,335 cards in a total  portfolio  of 233,697  units,  corresponding  to an  increase  of 26.08%, compared to the same period in the prior year.  Billings also increased by 9.62%
compared to the same period in 2001 and totaled R$ 275 million.

New management approach regarding branch revenue

     New sales  actions  and tools are also being  developed  to  stimulate  and facilitate increases in the Bank’s customer base and average consumption of products and services per customer by the branches.

     As a result, the Bank’s network offers cutting-edge banking technology facilitating  the  opening  of  accounts  at  banking  posts  (PABs)  as well as appropriate  support for mass  account  openings,  facilitating  the  day-to-day activities of the branches and in turn customer  service  quality put into place to operate  in vehicle  dealership  and stores  nationwide.  As part of this new concept,  Banco Finasa S.A. and Finasa Promotora de Vendas Ltda. commenced their activities.

Self-service Channels

     Telefinasa:  seeking excellence in customer service, the Finasa call-center received 2,749,918 interactive voice–response calls (URA) during the period with a total 3,086,962 transactions and consultations up to September 30, 2002.

     Finasa Internet Banking: Finasa Internet Banking for Consumer Customers was
launched in August 2001, and has 24,997 registered accounts,  corresponding to a
6.88% share of the account base for the period.

     Relationship  Accounts:  at September 30, 2002, Banco Mercantil de São
Paulo S.A. had served 350,048 consumer  checking account holders,  corresponding to 363,135  accounts,  31.52% of all consumer  customer  checking  accounts were
Special Check accounts with  authorized  overdraft  facilities,  17,891 accounts were opened during the quarter.

     At September 30, 2002, the corporate customer portfolio had 73,499 checking account customers, corresponding to 97,089 accounts. Of these, 2,518 were opened during the third quarter of 2002.  The Savings  Account  Portfolio  registered a record 527,815 accounts at September 30, 2002.

     The Finasa Easy Account  service package (Conta  Fácil  Finasa) giving priority to customer  relationship and offering a range of  differentiated  and competitive products had 190,189 registered customers at the end of the quarter.

The Finasa Brand

     As a result of the high level of Finasa brand  awareness  in the  financing sector, the Bradesco Organization  developed a specific plan to integrate all of its finance  companies.  Accordingly,  an independent  administrative  and sales structure  was put into  place to  operate  in  vehicle  dealerships  and stores nationwide.  As part of this new concept, Banco Finasa S.A. and Finasa Promotora de Vendas Ltda. commenced their activities.

Bradesco Products: aggregating to increase customer benefits

     Banco Mercantil de São Paulo is aggregating its personalized  products and customer  service with the facilities  and other  services  offered by Banco
Bradesco.  As a result,  customers  now have  access to the  market’s  most complete self-service network. In addition to the Mercantil Self-Service Network and the 24 Hour Bank kiosks,  customers  also have access to the  extensive  BDN
Bradesco Day and Night ATM network.

     In May 2002,  the  Mercantil  Branch  Network  commenced  sales of the very successful  Verde e Amarelo  Pé  Quente series  savings  bond,  which has a
60-month term.

     In the health  insurance area,  Mercantil  Customers now have access to all
Bradesco Saúde products.

     The options  available to  customers in the private  pension plan area have also been extended to include  Bradesco Vida e  Previdência  products which cover the Bank’s  diverse customer  profiles.  These include the PGBL (PGBL
Proteção    Familiar   and   Prev   Jovem   PGBL)   and   VGBL   (VGBL
Proteção  Familiar)  plans, a conventional  plan with special features
(Conta Vip de Rendas  Programadas) and a Redeemable  Family Coverage  (Cobertura
Familiar Resgatável) plan.

     The  results   presented   above  increase  Banco   Mercantil  de  São
Paulo’s  determination  to support both people and companies and to respond to new market demands with increasingly  comprehensive and specialized  products and  services.  Convinced  that we are on the right path, we thank our customers for their  preference,  our  stockholders  for their trust and our employees and stakeholders for their dedication.

Bradesco S.A. - Corretora de Titulos e Valores Mobiliarios

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

     Bradesco   Corretora  closed  the  3rd  quarter  of  2002  maintaining  its outstanding poisition in the Capital Market

     We present below a summary of the main activities for the quarter:

     Bradesco  Corretora  negotiated 491.8 thousand  contracts in the Mercantile and Futures Exchange  (BM&F) for a financial volume of R$ 55.9 billion.  The
Corretora has centered its efforts on the continued expansion of its business as well as promoting the futures market.  For example,  in the agricultural area it acts directly in the  country’s  main production  centers,  through visits, seminars and participation in agricultural fairs and exhibitions. In conjunction with the BM&F, the company has sponsored visits to the exchange and Bradesco
Corretora  in  São   Paulo  by   investors   from  all  over  the  country.
Additionally,  the company  has hosted  numerous  visits by  farmers,  teachers, opinion-makers and brokers from the physical commodities market.

     Bradesco Corretora ended the quarter among the 10 most important  brokerage firms  out of more than 100  operating  in the  São  Paulo  Stock  Exchange
(BOVESPA).  During the period  services  were  provided to 15,831  investors and
60,985 buy and sell orders were carried out for a total  financial  volume of R$
3.2 billion.

     Online web trading for the quarter  totaled  36,222 orders with a financial volume of R$ 172.8  million,  representing  7.9% of all  Home-Broker  operations carried out in BOVESPA and placing the Corretora  third in the overall  ranking.
The  customer  base  increased  by 11.3%  with  more than  1,340  new  customers registered  for the  quarter  and more than  5,503  e-mails  received.  Bradesco
Corretora  participated  online  in the  Public  Offer  of Net  Serviços  e
Comunicações S.A. and Marcopolo S.A., in the retail investor segment.

     In  September,  the  company  was  ranked  first in the  monthly  rating of institutions  operating  via the Home  Broker  system and in the  BOVESPA  after market.

     As a result of its important role in Public  Offerings of Share  Purchases,
Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco
Corretora  continued in its important market position,  with financial volume of
R$ 278.2 million for the quarter.

     Net income recorded for the period totaled R$ 4.3 million.

     Stockholders'  equity at the end of the  quarter  grew to R$ 81.2  million, corresponding to 27% of total assets.

Information - Trading at BM&F and BOVESPA

Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

Statement of Income - In thousands of reais

     Bradesco Securities,  Inc., a wholly owned subsidiary of Bradesco, operates as a broker  dealer in the United  States.  The  company’s  activities  are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate, among others, with Bonds,
Commercial Paper and Certificates of Deposit and to provide Investment  Advisory services.  This  Bradesco  initiative  was  motivated  by more than 80  programs involving  ADRs of  Brazilian  companies  traded in New York and by the  growing interest of foreign  investors in the emerging  markets and is designed to offer support for global  economy  investors who invest part of this flow in countries such as Brazil.

Leasing(*)

Balance Sheet - In millions of reais

(*)  Includes:  Bradesco  Leasing,  BCN  Leasing ,  Boavista  S.A.  Arrendamento
Mercantil, Finasa Leasing, Potenza Leasing and Bancocidade Leasing.

Statement of Income - In millions of reais

     Bradesco's  leasing  operations  are carried  out through its  subsidiaries
Bradesco Leasing S.A. Arrendamento Mercantil, BCN Leasing Arrendamento Mercantil
S.A., Continental Banco S.A. Arrendamento Mercantil,  Boavista S.A. Arrendamento
Mercantil , Finasa Leasing Arrendamento Mercantil S.A., Bancocidade Arrendamento
Mercantil S.A. and Potenza Leasing S.A. Arrendamento Mercantil.

     At September 30, 2002, Bradesco leasing operations totaled R$ 1,780 million
(present value) with 70,973 contracts.

     In accordance with the Brazilian  Association of Leasing  Companies - ABEL,
Bradesco is one of the  leaders in the  national  ranking of leasing  companies, with a 17.29% market share (August/2002).

     Bradesco leases  different types of assets  including light vehicles (cars)
and heavy  vehicles  (buses and trucks),  airplanes,  machinery,  equipment  and computers.

     The  following  pie  graph  presents  the  composition  of  Bradesco’s consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at September 30, 2002

NB:  The  consolidated  balance  - R$  41  million  comprises  Operating  Leases
(Bradesco - R$ 17.8 and BCN - R$ 23.3)

Bradesco Consorcios Ltda.

Operations

     On June 11, 2002, all the quotas of  Administradora  de Consorcios  Potenza
Ltda. were transferred from Banco BCN S.A. to Banco Bradesco S.A.

     On June 24, 2002,  approval was given to change the company’s  name to
Bradesco Consórcios Ltda. and its principal place of business to Osasco-SP.

     These acts were ratified by the Brazilian  Central Bank (BACEN) on July 22,
2002.

     The formation of the  company’s  new consortium  groups is expected to commence in the 2nd half of 2002. The company will use all the facilities of the
Bradesco  customer service network to commercialize  the products  offered.  The consortium groups managed by the former company are now closed.

Mission

     The  company’s  mission is to manage  consortium  plans and groups for consumer and corporate purchasers whether they are account holders or not at the
Bank and to operate in the light and heavy  vehicle  and real  estate  segments, maintaining  excellent  standards in the quality of the services  offered and in its  consortium  system  practice,  pursuant to  regulations  determined  by the
Brazilian  Central  Bank  and in  line  with  the  Bradesco  Organization’s philosophy.

Segmentation

     The  Bradesco  Organization’s  entry into this  segment is part of its strategy to offer  Customers the widest range of product and services  possible, providing all income brackets with the opportunity to purchase items through the consortium  quota  system,  filling  a  market  lacuna  at  accessible  cost and considering, in relation to its real estate products, the country’s present significant housing deficit.

     Bradesco  Consórcios  expands  this  segmentation  base by offering an alternative  which will permit access by both the Bank’s  customers and the public in general.  The Consortium  segment is a complementary  niche to regular banking  activities  and at  present  there are 2.9  million(*)consortium  group members  nationwide.  According  to  information  gathered,  only  14%(*) of all vehicles sold in Brazil are currently sold via the Consortium method.

     The  consortium  quotas  will be placed in the market  through  the vehicle dealerships,  the  Bank’s  Private  Pension Plan  brokers  working from the
Bank’s  Branches,  via the Telebanco and Fone  Fácil  call centers and online via the Internet.

Representation

     At  present,   Brazil’s   Consortium  segment  has  312  companies  in
operation.  The total number of active participants in auto consortium groups in
July 2002 was 2.5 million(*).  Bradesco Consórcios expects to become market leader over the next two years.  The real estate  consortium  is one of the most sought after products.  Based on the comparison  between July 2001 and 2002, the total number of consortium  participants  increased by 26%.  There are currently some 110,000  participants.  In September 2002, the market commemorated 40 years since the introduction of Brazil’s  first consortium  group.  Bradesco will play a major role in this segment increasing the volume of goods and real estate available for purchase by Brazilian consumers.

     As a result of this new  activity,  our medium and  long-term  results will undoubtedly receive significant leverage, with a positive effect on the securing of new customers.

(*)  Source ABAC - Brazilian Association of Consortium Administrators.

Insurance(*)

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

N.B. Includes insurance premiums issued by Bradesco Vida e Previdencia S.A. (with VGBL)
(*) Includes: Bradesco Seguros,  Indiana Seguros,  Bradesco Saude, Uniao Novo Hamburgo de Seguros, Finasa Seguradora S.A. (as from
1H02) and Universal Companhia de Seguros Gerais (as from 1H02).

Performance Ratios

(1) Retained claims (excluding withdrawals on life insurance from 2002)/Earned premiums
(2) Selling expenses/Earned premiums
(3) (Retained claims + Selling  expenses + Administrative  costs + Taxes + Other operating expenses)/Earned premiums
(4) (Retained claims + Selling  expenses + Administrative  costs + Taxes + Other operating expenses)/(Earned premiums + Financial result on Earned premiums)
(5)  Administrative expenses/Earned premiums

Insurance Premiums Market Share (%)

     Bradesco  Seguros  secured R$ 4.457 billion in premiums and  maintained its industry  leadership  with a 23.13% market share. An amount of R$ 19.271 billion was secured in premiums by this sector up to August 2002.

Growth in Technical Reserves

Growth in Assets Guaranteeing Technical Reserves

Earned Premiums by Insurance Line

(a) Optional third-party liability
(b) Personal accident
(c) Long-term life products
(d) Compulsory vehicle insurance

     In September  2002, the  company’s  earned  premiums grew by 12.04% as compared to the same period in 2001.

Earned Premiums by Insurance Line - Accumulated to September 2002 (%)

Total Claims Ratio - % (prior 12 months)

Number of Policyholders - thousands

     Up to September  2002,  the number of  customers  grew by 1.23% as compared with the same period in 2001.

Awards

     01. The  campaign  “Acorda  para o penta,  Brasil”,  developed by
Bradesco  Seguros –  the Brazilian  Soccer  Team’s  official  insurer, received two awards:  Best National  Institutional  Campaign  (Bronze Medal) and
Best National  Institutional  Commercial (Bronze Medal). The award was conferred by the About magazine,  specialized in advertising  and marketing,  based on its selection  of the best  national  campaigns  relating  to the World  Cup  Soccer
Championships (Bradesco Seguros).

     02. Bradesco Vida e Previdência, part of the Bradesco Insurance Group, was rated Best Insurance Company of the Year (Seguradora do Ano), for the period
July 2001 to July 2002,  by the Rio de Janeiro  Life Group Club  (Clube  Vida em
Grupo do Rio de Janeiro).  The unanimous decision was based on the growth of the
company’s  Life  segment,   the  close  relationship  between  brokers  and
policyholders  and the  company’s  positive  public image  (Bradesco Vida e
Previdência).

Private Pension Plans

Balance Sheet - In millions of reais

Statement of Income - In million of reais

Income from Plans - Market Share (%)

     Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth,  confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

     Income from its private  pension plans has grown some 50% per year over the last five years, enabling the company to maintain its leadership position with a
41.78% market share, the result of a sound product development policy structured around innovative and flexible options.

     Products  bearing the  Bradesco  Vida e  Previdencia  hallmark  reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves (In millions of reais)

     Providing a safe option for both participants and  beneficiaries,  Bradesco
Vida e  Previdência  has  recorded  increasing  growth in the volume of its technical reserves.  During the period, technical reserves presented an increase of 19% over the same period in 2001, highlighting the company’s capacity to meet the commitments assumed.

     Bradesco  Vida  e  Previdência’s   unquestionable  commitment  to
providing a  care-free  future for its  participants  has ensured its ranking as
Brazil’s largest listed private pension plan company.

Guaranteeing Assets - Market Share (%)

     Reflecting the growth in income from private pension plans, Bradesco Vida e
Previdencia  closed  the  period  with  a  high  level  of  capitalization.  The investment portfolio presents an ongoing evolution of amounts and results,  well above the required volume of technical reserves.

     The company's success and commitment to the  implementation of its policies are confirmed by its 51.52% share of this segment,  one of most important market indicators.

Growth in Guaranteeing Assets - In millions of reais

Increase in Number of Participants - Thousand

     During the period,  Bradesco Vida e  Previdência  signed new contracts for individual and company plans,  which accounted for a 7.5% growth rate in the number of participants  compared to the performance recorded for the same period in 2001. Total plan participants surpassed the 1.184 million mark.

Savings Bonds(*)

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

(*) Includes:  Bradesco Capitalizacao and Atlantica  Capitalizacao (formerly BCN
Capitalizacao).

Income from Plans - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

Growth in Assets Guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

Outstanding Savings Bonds - Thousand

     At  September  30, 2002,  the number of  customers  increased by 31.36% and outstanding  savings  bonds grew by 27.62%,  as compared with the same period in
2001.

Bradesco Foundation - The Bradesco Organization's Social Arm

Background

     The Bradesco  Foundation,  a non-profit  entity  headquartered in Cidade de
Deus,  Osasco (SP),  was founded in 1956 and  declared to be of `Federal  Public
Utility' by Decree 86.238 on July 30, 1981.

     Convinced  that  education  lies  at the  root  of  equal  opportunity  and self-fulfillment  on  both a  personal  and  collective  basis,  the  Foundation maintains  38 schools to date,  installed  primarily  in regions  which are both socially and economically  deprived, in 25 of Brazil’s 26 states and in the
Federal District.

Objetives and Goals

     A pioneer in privately funded social investment,  the Bradesco Foundation's chief mission is to provide formal and quality education for children, teenagers and adults  prompting  self-fulfillment  through  their  careers  and  effective participation as community dwellers.

     Extending  the  range  of  these  activities  year by  year,  Bradesco  has increased the number of students attending its Foundation schools from 13,080 to
102,762 over the last 22 years. The Foundation  offers free schooling at infant, junior and middle school  levels,  as well as basic  professional  and technical education  in areas  which  include  IT,  electronics,  management,  farming and husbandry. Youth and adult education is also available through distance learning courses.

Significant Events

     Construction of the Bradesco  Foundation’s 39th school is now underway in the city of Boa Vista,  Roraima.  The school will have modern  facilities and the capacity to receive more than 1,200 students as from 2003.

     The Public TV Network launched the new Rá-Tim-Bum  series,  “Ilha
Rá-Tim-Bum” (Rá-Tim- Bum Island) on July 1, 2002. The result of a co-production between Bradesco Foundation and Fundação  Padre Anchieta
–  TV Cultura,  the program is already  competing  at  international  award ceremonies and is extremely  popular among infant and juvenile viewers thanks to
its   distinguishing   mark:  the  commitment  to  offer   alternative   quality
entertainment.

Recognition

     Two Science Projects developed by the Bradesco Foundation schools in Osasco and Vila Velha  were prize  winners at the  “45th  Scientists  of  Tomorrow
Competition”  (Concurso  Cientistas de Amanhã)  and two other projects from Foundation  schools in Rio de Janeiro and Irecê  also received special mention  at the same  competition  which was  organized  in  conjunction  by the
Brazilian  Institute of Education,  Science and Culture  (IBECC),  the Brazilian
Society for the Progress of Science  (SBPC) and UNESCO,  who examined  more than
100 science projects from schools all over Brazil.

     Themes such as: Adulteration of Fuel Samples, Environment Monitoring in the
Guanabara Bay and Ethnic Diversity comprised the studies entered by the Bradesco
Foundation schools and the awards ceremony was held at the Universidade  Federal de Goiás.

School Locations

     The majority of the Foundation’s  educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of
Brazil are given the opportunity to study at the Foundation schools.

School	Students
Aparecida de Goiânia – GO	2,266
Bagé – RS	2,028
Bodoquena – MS	1,289
Cacoal – RO	1,781
Campinas – SP	3,527
Canuanã – TO	1,355
Caucaia – CE	2,195
Ceilândia – DF	3,058
Cidade de Deus – Osasco, SP	
• Unit I	3,875
• Unit II	2,816
• Supplementary Education Teleposts in Companies	11,800
• Professional Training Center	9,135
Conceição do Araguaia – PA	1,886
Cuiabá – MT	1,855
Feira de Santana – BA	835
Garanhuns – PE	627
Gravataí – RS	2,934
Irecê – BA	1,868
Itajubá – MG	1,861
Jaboatão – PE	1,913
João Pessoa – PB	2,096
Laguna – SC	2,384
Macapá – AP	2,155
Maceió – AL	2,291
Manaus – AM	3,098
Marília – SP	2,498
Natal – RN	2,090
Paragominas – PA	1,929

School	Students
Paranavaí – PR	2,159
Pinheiro – MA	1,975
Propriá – SE	2,166
Registro – SP	2,076
Rio Branco – AC	2,082
Rio de Janeiro – RJ	4,081
Rosário do Sul – RS	756
Salvador – BA	2,068
São João Del Rey – MG	2,248
São Luís – MA	2,222
Teresina – PI	2,129
Vila Velha – ES	1,761

Basic Professional Education
Rural Area – Artificial Insemination

Cáceres – MT	
Campinas – SP	
Campo Grande – MS	
Colider – MT	
Goiânia – GO	
Gurupi – TO	
Igarapé – MG	
Ilhéus – BA	
Imperatriz – MA	
Uberaba – MG	
	2,180
TOTAL	**103,168**

The Bradesco Foundation - An Education Project the Size of Brazil

Total Number of Students Qualified

     Over its 45 years of  existence,  the  Bradesco  Foundation  has  qualified
454,902  students:  103,618  at school  certificate  level and  351,284 on other courses.

Financing

     The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Courses - Number of Students per Level of Schooling Forecast for 2002

Student Profile

Increase in Student Numbers

Sociocultural Events

     The Bradesco  Organization  is a benchmark in the  conduction  of corporate
actions  focused  on  social  responsibility,   facilitating  the  promotion  of
sociocultural  projects  and events which  highlight citizenship values.

     As well as the intense work carried out by the Bradesco Foundation,  rating
Bradesco  as  Brazil's  largest  private   investor  in  basic  education,   the
Organization also takes part in a number of other activities which contribute to the convergence of culture, information and education.

     Bradesco  traditionally  supports socially  significant projects throughout
Brazil without distinction of geographic or thematic criteria. In line with this approach,  during the months of July, August and September of 2002, Bradesco was present at more than 200 regional,  sector and  professional  venues,  including trade fairs,  seminars,  congresses and community events.  During the year these participations totaled more than 500.

     Bradesco plays an important part in preserving historical  buildings,  such as the restoration of the Sé  Cathedral in São Paulo,  the repair work carried  out on the Roman  Catholic  Basilica at  Aparecida  (SP) and the Carlos
Costa Pinto  Museum in  Salvador  (BA).  Bradesco  also took part in a number of educational and cultural  actions  designed to disseminate,  conserve,  restore, document and exhibit works at the  Pinacoteca do Estado,  São  Paulo’s oldest art museum. A similar partnership was also formed with the São Paulo
Museum of Modern Art (MAM-SP) for a number of important exhibitions.

     Bradesco also took part in citizen value  projects such as that promoted by the São Paulo YWCA (ACM-SP),  which  celebrated its centenary this year and with the City Hall Education Department of  Conceição  do Mato Dentro,
via the Educar  Project which offers extra  teaching to children and  youngsters from low-income families.

     In the music  field,  Bradesco  sponsored  the VII Carlos Gomes Award 2002, with the performance of concerts by the São Paulo State Symphony Orchestra, the Brazilian Symphony  Orchestra and the Philharmonic  Orchestra of Ceará.
Special   mention   should   also  be  given  to  the  theater   production   of
Rá-Tim-Bum  Castle  (Castelo   Rá-Tim-Bum),   sponsored  by  Bradesco,
especially created for children from between the ages of 4 and 12.

     The  integration  of young  people  with  sport is  another  area which has received  intense  social  action from the  Organization,  reflected in the work carried out by BCN, through the “BCN  Esportes”  (BCN Sports) project.
The project has been investing, stimulating and promoting the practice of sports in Brazil without  interruption  for 15 years. The project benefits 3.4 thousand girls and young women at 44 sports training centers nationwide.

     Bradesco  also  participates,  through  the  Bradesco  Foundation,  in  the nationwide  adult  literacy  program  "Alfabetização  Solidária", which  over the last  four and a half  years,  has given  more than 65  thousand low-income  students the chance to learn how to read and write.  The “Canal
Futura”   (Future  Channel),   which  broadcasts  educational  TV  programs
throughout Brazil, also receives important support from the Bradesco Foundation.
Through  its  partnership  with  the  Fundação   Padre  Anchieta,  the
Institution took part in the co-production of the Ilha Rá-Tim-Bum TV series shown by TV Cultura in São Paulo and other educational TVs nationwide.

Summary of the Financial Statements - At September 30

Balance Sheet - In millions of reais	2001	2002
ASSETS		
Current assets and long-term receivables	103,205	134,481
Funds available	1,630	2,548
Short-term interbank investments	3,681	12,380
Securities and financial derivative instruments	36,254	37,590
Interbank and interdepartmental accounts	5,057	10,798
Restricted credits:		
Brazilian Central Bank	4,102	9,298
Other	955	1,500
Credit and leasing operations	37,143	43,729
Credit and leasing operations	39,902	47,457
Allowance for loan losses	(2,759)	(3,728)
Other receivables and assets	19,440	27,436
Foreign exchange portfolio	8,000	15,631
Other receivables and assets	11,524	11,896
Allowance for losses	(84)	(91)
Permanent assets	4,223	5,670
Investments	818	566
Property and equipment in use	2,111	2,640
Deferred Charges	1,294	2,464
Deferred Charges	385	466
Goodwill on acquisitions of subsidiaries, net of amortization	909	1,998
TOTAL	107,428	140,151
LIABILITIES AND STOCKHOLDERS EQUITY		
Current assets and long-term receivables	86,080	113,845
Deposits	40,513	55,871
Demand deposits	7,327	11,448
Savings deposits	17,642	20,116
Interbank deposits	43	24
Time deposits	15,501	24,283
Deposits received under security repurchase agreements	9,832	7,230
Funds from acceptance and issuance of securities	5,044	5,839
Securities issued abroad	4,221	5,074
Other funds	823	765
Interbank and interdepartmental accounts	714	1,386
Borrowings and onlendings	16,617	19,355
Borrowings	10,470	12,430
Onlendings	6,147	6,925
Financial derivative instruments	509	1,642
Other liabilities	12,851	22,522
Foreign exchange portfolio	2,390	8,784
Taxes and social security contributions, social and statutory payables	3,779	3,784
Committed technical reserves for insurance, savings bonds and private pension plans	835	1,064
Subordinated debt	–	2,386
Sundry	5,847	6,504
Technical reserves for insurance, savings bonds and private pension plans	11,697	15,536
Deferred income	16	13
Minority interest in subsidiaries	178	257
Stockholders Equity	9,457	10,500
TOTAL	107,428	140,151

Statement of income	2001	2002
Income from lending and trading activities	18,807	28,893
Expenses for lending and trading activities	(13,130)	(21,276)
Gross profit from financial intermediation	5,677	7,617
Other operating income (expenses)	(3,692)	(5,867)
Operating income	1,985	1,750
Non-operating income (expenses)	(48)	132
Income before taxes and profit sharing	1,937	1,882
Provision for income tax social contribution	(241)	(466)
Employee profit sharing	(119)	(99)
Minority interest in subsidiaries	(17)	8
Net income	1,560	1,325

Historical Data - In millions of reais (unless otherwise indicated)

Historical Data - In millions of reais (unless otherwise indicated)

(*) 2002 - Paid and Accrued.

Historical Data - In millions of reais (unless otherwise indicated)

Corporate Organization Chart

Major Stockholders

(1) No single stockholder has more than 4% of capital
(2) The new name of Sanwa Bank
Source: September 30, 2002

Subsidiaries and Associated Companies

Independent auditor's report on supplementary information

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

     We have performed a special  review,  in accordance with the specific rules established  by the  Brazilian  Institute  of  Independent  Auditors  (IBRACON),
jointly with the  Brazilian  Federal  Accounting  Council,  of the  consolidated interim  report of Banco Bradesco S.A. and its  subsidiaries  for the nine-month period ended September 30, 2002, and have issued our report, with out exception, there on dated October 25, 2002.  This review was  performed in connection  with the review of the  consolidated  interim  report of Banco  Bradesco S.A. and its subsidiaries.

     Our  review  was   performed   for  the  purpose  of  reviewing  the  basic
consolidated  interim report of Banco Bradesco S.A. and its subsidiaries,  taken as a whole. The supplementary information included in the accompanying Report on
Economic and Financial Analysis is presented for purposes of additional analysis and is not a  required  part of the basic  interim  report.  This  supplementary information has been submitted to the same reviewing  procedures  applied in the special review of the basic consolidated interim report.

     The supplementary account information related to the subsidiaries described in Note 3e (item 13) to periods before March 31, 2002, as well all supplementary account  information  related  to  the  periods  before  March  31,  2001,  were reviewed/examined  by other  independent  auditors  who  issued  their  reports, without exception.

     Based on our review, we are not aware of any significant modifications that should be made to the Report on Economic  and  Financial  Analysis  for it to be
presented adequately, in all material respects, in relation to the basic interim report taken as a whole.

     As  mentioned  in  Note 8 to the  consolidated  interim  report,  the  Bank adopted,  in the first  semester of 2002,  the new  criteria for  recording  and evaluation of the securities and derivative financial instruments, determined by the Brazilian Central Bank.

     The Report on Economic and Financial  Analysis and this report are intended solely for the information of the  Administrative  Council,  and others who have received the consolidated interim report referred to in the first paragraph, for use in analyzing those consolidated interim report and should not to be used for any other purpose.

               October 25, 2002

     KPMG Auditores Independentes
     CRC 2SP014428/O-6

José Marcelo Bessan
Contador
CRC 1SP129705/O-0

Cláudio Rogélio Sertório
Contador
CRC1SP212059/O-0

Consolidated Balance Sheets and Statements of Income - 1997 to 2002

Consolidated Balance Sheets - In thousands of reais

09/2002	2001	2000	DECEMBER 1999	1998	1997
ASSETS						
CURRENT ASSETS AND LONG-TERM RECEIVABLES	**134,481,091**	**105,767,892**	**90,693,025**	**75,136,910**	**62,635,794**	**56,845,356**
FUNDS AVAILABLE	**2,547,938**	**3,085,787**	**1,341,653**	**827,329**	**709,803**	**1,407,697**
SHORT-TERM INTERBANK INVESTMENTS	**12,380,183**	**3,867,319**	**2,308,273**	**2,590,599**	**5,167,038**	**9,953,212**
Open Market Investments	8,990,823	2,110,573	1,453,461	1,890,828	4,449,356	9,676,011
Interbank Deposits	3,403,777	1,760,850	854,815	699,771	718,125	277,975
Loss Accrual	(14,417)	(4,104)	(3)	–	(443)	(774)
SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS	**37,589,653**	**39,931,519**	**33,119,843**	**29,196,857**	**19,705,200**	**11,849,104**
Own Portfolio	30,330,306	27,493,936	21,743,924	20,950,342	12,821,409	9,470,356
Subject to Repurchase Agreements	783,823	9,922,036	10,822,637	5,987,713	5,759,959	2,214,409
Subject to negotiation and Intermediation of Securities	–	526,219	9,394	157	295	13,560
Restricted Deposits - Brazilian Central Bank	4,337,702	1,988,799	421,727	2,359,466	1,214,811	1,980
Privatization Currencies	43,733	25,104	9,526	7,241	5,839	402
Subject to Collateral Provided	1,647,000	715,858	783,501	449,536	108,200	302,386
Financial Derivative Instruments	447,089	–	–	–	–	–
Allowance for Mark-to-Market	–	(740,433)	(670,866)	(557,598)	(205,313)	(153,989)
INTERBANK ACCOUNTS	**10,596,257**	**5,141,940**	**5,060,628**	**6,454,553**	**5,536,959**	**4,324,880**
Unsettled Payments and Receipts	879,208	10,118	6,920	7,635	189,329	4,798
Restricted Deposits:						
- Brazilian Central Bank	9,298,237	4,906,502	4,848,668	6,184,959	5,194,724	4,163,383
- National Treasury - Rural Funding	578	712	660	599	779	490
- National Housing System - SFH	401,315	217,518	197,191	142,653	149,826	156,193
Interbank Onlendings	–	–	2,024	116,733	1	–
Correspondent Banks	16,919	7,090	5,165	1,974	2,300	16
INTERDEPARTMENTAL ACCOUNTS	**201,908**	**176,073**	**111,636**	**49,018**	**38,661**	**62,175**
Third-party Funds in Transit	–	–	–	–	–	57
Internal Transfer of Funds	201,908	176,073	111,636	49,018	38,661	62,118
CREDIT OPERATIONS	**42,160,978**	**35,131,359**	**30,236,106**	**21,535,633**	**20,794,541**	**20,228,436**
Credit Operations:						
- Public Sector	299,465	199,182	275,479	154,266	111,141	164,415
- Private Sector	45,417,822	37,689,671	32,244,482	22,848,128	21,553,453	20,780,634
Allowance for Loan Losses	(3,556,309)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)	(716,613)
LEASING OPERATIONS	**1,568,203**	**1,567,927**	**1,914,081**	**1,712,343**	**1,688,761**	**1,354,994**
Leasing Receivables:						
- Public Sector	65	138	160	800	1,667	7,857
- Private Sector	3,408,511	3,248,050	3,813,369	3,515,396	3,410,990	2,878,675
Unearned Lease Income	(1,669,016)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)	(1,307,532)
Allowance for Losses	(171,357)	(122,619)	(139,143)	(313,050)	(238,116)	(224,006)
OTHER RECEIVABLES	**26,518,248**	**16,266,602**	**16,226,725**	**12,420,787**	**8,491,994**	**7,356,633**
Receivables on Guarantees Honored	1,490	1,131	2,020	–	645	1,942
Foreign Exchange Portfolio	15,631,092	5,545,527	6,417,431	3,375,563	2,488,263	2,526,731
Income Receivable	222,434	187,910	191,873	109,734	113,814	57,230
Negotiation and Intermediation of Securities	443,141	1,342,923	497,655	839,758	320,821	393,659
Specific Credits	1,709	146,919	124,776	206,952	164,770	196,551
Insurance Premiums Receivable	981,038	995,662	818,773	994,718	825,162	588,155
Sundry	9,327,460	8,107,714	8,258,402	7,021,988	4,685,384	3,709,543
Allowance for Losses	(90,116)	(61,184)	(84,205)	(127,926)	(106,865)	(117,178)
OTHER ASSETS	**917,723**	**599,366**	**374,080**	**349,791**	**502,837**	**308,225**
Other Assets	699,077	415,484	409,771	406,910	513,407	382,331
Allowance for Losses	(225,536)	(164,290)	(171,876)	(166,447)	(199,753)	(106,423)
Prepaid Expenses	444,182	348,172	136,185	109,328	189,183	32,317
PERMANENT ASSETS	**5,669,959**	**4,348,014**	**4,185,458**	**5,186,682**	**4,702,082**	**4,289,406**
INVESTMENTS	**566,288**	**884,773**	**830,930**	**2,453,425**	**2,306,500**	**1,911,096**
Investments in Associated Companies:						
- Local	436,067	742,586	689,002	2,044,120	1,400,144	665,542
Other Investments	447,077	452,871	525,316	753,901	1,148,977	1,374,584
Allowance for Losses	(316,856)	(310,684)	(383,388)	(344,596)	(242,621)	(129,030)
PROPERTY AND EQUIPMENT IN USE	**2,602,555**	**2,152,680**	**2,017,093**	**1,683,069**	**1,562,430**	**1,556,057**
Buildings in Use	1,855,749	1,475,581	1,491,847	1,415,720	1,395,530	1,375,339
Other Fixed Assets	3,406,510	2,988,008	2,705,577	2,285,918	2,169,300	2,114,687
Accumulated Depreciation	(2,659,704)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)	(1,933,969)
LEASED ASSETS	**36,757**	**46,047**	**10,688**	**17,026**	**22,351**	**23,322**
Leased Assets	50,487	51,214	19,421	18,451	38,860	38,863
Accumulated Depreciation	(13,730)	(5,167)	(8,733)	(1,425)	(16,509)	(15,541)
DEFERRED CHARGES	**2,464,359**	**1,264,514**	**1,326,747**	**1,033,162**	**810,801**	**798,931**
Organization and Expansion Costs	1,016,415	874,970	731,717	477,058	553,354	548,166
Accumulated Amortization	(550,554)	(481,127)	(391,417)	(190,510)	(207,627)	(211,763)
Goodwill on Acquisition of Subsidiaries, net of Amortization	1,998,498	870,671	986,447	746,614	465,074	462,528
TOTAL	**140,151,050**	**110,115,906**	**94,878,483**	**80,323,592**	**67,337,876**	**61,134,762**

Consolidated Balance Sheets - In thousands of reais

DECEMBER		
	09/2002	2001	2000	1999	1998	1997
LIABILITIES AND STOCKHOLDER'S EQUITY						
CURRENT AND LONG-TERM LIABILITIES	**113,844,505**	**87,352,076**	**77,006,572**	**66,345,011**	**56,020,611**	**51,557,700**
DEPOSITS	**55,871,454**	**41,083,979**	**36,468,659**	**34,723,630**	**28,249,838**	**24,029,394**
Demand Deposits	11,448,077	8,057,627	7,500,518	6,803,429	4,976,836	5,275,471
Savings Deposits	20,116,539	18,310,948	17,835,745	17,244,520	16,171,727	14,642,601
Interbank Deposits	23,746	40,446	568,416	468,950	136,955	128,983
Time Deposits	24,283,092	14,674,958	10,563,980	10,206,731	6,964,320	3,982,339
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	**7,229,812**	**14,057,327**	**12,108,350**	**7,814,288**	**9,307,113**	**10,683,286**
Own Portfolio	508,424	12,178,855	10,696,199	5,973,260	5,729,892	2,221,910
Third-party Portfolio	6,721,388	1,878,472	1,412,151	1,841,028	3,577,221	8,461,376
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	**5,839,013**	**4,801,410**	**4,111,171**	**4,628,344**	**2,067,118**	**901,262**
Exchange Acceptances	1,631	–	–	–	2	20,722
Mortgage Notes	593,521	780,425	741,248	452,379	262,165	47,306
Debentures	169,518	48,921	1,039	1,043,125	44,800	–
Securities Issued Abroad	5,074,343	3,972,064	3,368,884	3,132,840	1,760,151	833,234
INTERBANK ACCOUNTS	**481,406**	**192,027**	**107,129**	**59,607**	**42,839**	**75,988**
Unsettled Receipts and Payments	–	–	–	–	–	130
Interbank Onlendings	11,108	4,519	1,059	10,016	28,191	63,249
Correspondent Banks	470,298	187,508	106,070	49,591	14,648	12,609
INTERDEPARTMENTAL ACCOUNTS	**904,497**	**762,505**	**904,188**	**879,592**	**573,526**	**455,333**
Thirdy-party Funds in Transit	904,497	762,505	904,188	879,592	573,501	454,945
Internal Transfer of Funds	–	–	–	–	25	388
BORROWINGS	**12,430,262**	**7,887,154**	**6,463,555**	**4,864,414**	**4,035,313**	**5,378,545**
Local Borrowings - Official Institutions	3,280	2,979	9,737	10,178	5,147	5,483
Local Borrowings - Other Institutions	259,203	230,468	170,775	138,279	31,932	73,975
Foreign Currency Borrowings	12,167,779	7,653,707	6,283,043	4,715,957	3,998,234	5,299,087
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	**6,849,537**	**5,830,633**	**5,096,604**	**4,123,486**	**3,571,562**	**2,800,143**
National Treasury	71,526	–	–	–	–	–
National Bank for Economic and Social Development (BNDES)	3,485,616	3,067,220	2,589,284	1,650,243	987,997	598,024
Federal Savings Bank (CEF)	447,903	433,381	405,264	388,109	331,010	298,163
Government Agency for Machinery and Equipment Financing (FINAME)	2,835,970	2,321,508	2,090,374	2,064,153	2,238,674	1,899,966
Other Institutions	8,522	8,524	11,682	20,981	13,881	3,990
FOREIGN ONLENDINGS	**75,016**	**316,283**	**108,178**	**185,774**	**1,094,207**	**1,169,267**
Foreign Onlendings	75,016	316,283	108,178	185,774	1,094,207	1,169,267
FINANCIAL DERIVATIVE INSTRUMENTS	**1,641,844**	–	–	–	–	–
OTHER LIABILITIES	**22,521,664**	**12,420,758**	**11,638,738**	**9,065,876**	**7,079,095**	**6,064,482**
Collection of Taxes and Other Contributions	1,191,919	181,453	128,785	113,693	135,394	81,946
Foreign Exchange Portfolio	8,784,284	1,343,769	2,439,657	1,029,963	1,045,553	513,469
Social and Statutory Payables	171,158	572,265	560,533	603,405	382,676	398,922
Taxes and Social Security Contributions	3,613,322	3,371,127	3,094,628	2,665,681	2,168,827	1,696,022
Negotiation and Intermediation of Securities	558,071	1,418,985	592,395	914,127	506,767	667,688
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	1,064,199	1,005,793	689,891	659,450	529,288	501,624
Subordinated Debt	2,385,846	969,842	–	–	–	–
Sundry	4,752,865	3,557,524	4,132,849	3,079,557	2,310,590	2,204,811
TECHNICAL RESERVES FOR INSURANCE, SAVINGS BONDS AND PRIVATE PENSION PLANS	**15,536,219**	**12,847,633**	**9,648,174**	**6,904,469**	**4,740,741**	**3,451,051**
DEFERRED INCOME	**13,445**	**9,020**	**34,632**	**17,543**	**33,195**	**8,904**
Deferred Income	13,445	9,020	34,632	17,543	33,195	8,904
MINORITY INTEREST IN SUBSIDIARIES	**256,870**	**139,231**	**96,903**	**287,350**	**222,330**	**544,362**
STOCKHOLDER'S EQUITY	**10,500,011**	**9,767,946**	**8,092,202**	**6,769,219**	**6,320,999**	**5,572,745**
Capital:						
- Local Residents	4,904,346	4,940,004	5,072,071	4,206,644	3,659,692	3,235,167
- Foreign Residents	295,654	259,996	74,429	58,856	50,626	44,833
Unpaid Capital	–	–	(400,500)	(465,500)	(246,000)	(280,000)
Capital Reserves	7,435	7,435	19,002	5,643	11,756	151
Revenue Reserves	5,565,813	4,560,511	3,327,200	2,963,576	2,844,925	2,572,594
Mark-to-market Adjustment - Securities and Derivatives	(273,237)	–	–	–	–	–
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	**10,756,881**	**9,907,177**	**8,189,105**	**7,056,569**	**6,543,329**	**6,117,107**
TOTAL	**140,151,050**	**110,115,906**	**94,878,483**	**80,323,592**	**67,337,876**	**61,134,762**

Consolidated Statements of Income - In thousands of reais

Consolidated Statements of Income - In thousands of reais

Financial Statements and
Independent Auditors' Report

Directors' Report

To our Stockholders,

     We are pleased to present the  consolidated  financial  statements of Banco
Bradesco S.A. and subsidiaries,  prepared in accordance with the requirements of
Brazilian corporate legislation for the quarter ended September 30, 2002.

     At the  Bradesco  Organization,  the  quarter  was  marked  by a number  of important  events,  among which we highlight the start-up,  on August 19, of the activities of Banco Finasa S.A. and Finasa  Promotora de Vendas Ltda.,  formerly
Continental Banco S.A. and Continental  Promotora de Vendas Ltda.,  operating in the consumer sales financing  segment.  Banco Finasa S.A. which operates through
Finasa  Promotora de Vendas Ltda.,  now leads this market segment  following the acquisition of consumer sales financing  operations (CDC) of aproximately R$ 1.1 billion,  from Banco Mercantil de Sao Paulo S.A., another Bradesco  Organization company,  in addition to the  Financing  and Leasing  Portfolios  of the former
Continental  Banco S.A.  Accordingly the traditional  Finasa Brand is now united with the strength and security of Bradesco.

     For the period from January 1 through September 30, 2002, Bradesco recorded net income of R$ 1.325 billion, corresponding to R$ 0.93 per thousand shares and a return of 12.61% on stockholders’ equity, or 17.16% annualized.

     Taxes and contributions,  including social security contributions,  payable or accrued,  on the main  activities  carried out by the Bradesco  Organization, amounted to R$ 1.748 billion, 131.92% of net income for the first nine months of the year.

     At the end of the quarter,  paid-up  capital  totaled R$ 5.200  billion and
paid-up  capital  plus  reserves  of  R$  5.300  billion   comprised  the  total
stockholders’  equity  of R$  10.500  billion,  an  11.02%  growth  rate as compared  to the same  period  in 2001.  Net  equity  per  thousand  shares  was equivalent to R$ 7.35.

     Managed  stockholders’  equity is equivalent to 7.68% of  consolidated assets  which  totaled R$ 140.151  billion,  a 30.46%  growth  rate  compared to
September 2001. The capital  adequacy ratios was 15.55% on a total  consolidated financial basis and 13.68% on a consolidated basis,  accordingly,  above the 11%
required minimum  established by National  Monetary  Council  Resolution 2099 of
August 17, 1994, in conformity with the Basel Accord. The ratio of permanent assets to consolidated  reference equity at the end of the quarter was 42.37% on a total  consolidated  basis and 52.90% on a consolidated  financial basis, well within the maximum 60% limit.

     In compliance  with the  provisions of Article 8 of Brazilian  Central Bank
Circular  3068,  of November  8, 2001,  Bradesco  declares  that it has both the financial  capacity  and  the  intention  to  hold to  maturity  the  securities classified in the securities held to maturity' category.

     With a growth rate of 22.21% over the same period in 2001,  overall funding obtained  by the  Bradesco  Organization  amounted  to R$  181.409  billion,  at
September 30, 2002 and comprised the following :

o R$ 63.101  billion in demand,  time and  interbank  deposits,  open market and savings accounts.

o R$ 59.065 billion in managed assets,  comprising investment funds and customer portfolios.

o R$ 36.430 billion in foreign  exchange  portfolio,  borrowings and onlendings, working capital funds, tax and utility collections and similar, as well as funds from issuance of securities and local subordinated debt.

o R$ 16.600 billion recorded in technical reserves for insurance,  savings bonds and private  pension plans, a growth of 32.46%  compared to the same period in 2001.

o R$ 6.213 billion in foreign  resources  through  public and private issues and subordinated debt, corresponding to a total of US$ 1.595 billion.

     The balance of credit operations amounted to R$ 53.599 billion,  growing by
18.41% as compared to September 30, 2001, and including the following:

o R$ 5.403 billion in advances on foreign exchange  contracts,  which registered an increase of 10.83%  compared to the same period in 2001,  for a portfolio  of
US$ 2.559  billion  in export  financing,  a growth  rate of 3.16%  compared  to
September 2001.

o US$ 547.329 million in foreign currency import financing.

o R$ 1.780 billion in leasing.

o R$ 3.621 billion in agricultural loans.

o R$ 9.639 billion in foreign and domestic  onlendings,  mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

     In the housing loan area,  Bradesco provided funds for the construction and purchase of residential  housing during the first nine months of the year in the amount of R$ 455.078 million, comprising 8,014 properties.

     Maintaining  its important role in the Capital Market area,  Bradesco acted as  intermediary  in the public  placement of shares,  debentures and promissory notes, with a total volume of R$ 11.117 billion,  corresponding to 75.58% of all issues  registered  with the Brazilian  Securities  Commission  (CVM) during the nine-month  period.  The Bank also played an  important  role in this area as an advisor in structured  operations focusing on mergers and acquisitions,  project finance and the financial restructuring of companies.

     The Bradesco Insurance Group,  operating in the insurance,  private pension plan and  savings  bond  areas  recorded  net  income of R$  538.223  million at
September 30, 2002.  The overall  premium income was R$ 7.294  billion,  a growth of 9.09% in comparison to the same period in 2001.

     With its  cutting-edge  technology  structure and based on its  traditional principles of quality,  efficiency and security,  the Bradesco  Customer Service
Network offered its customers and other users 7,464 service outlets at September
30, 2002:

o 2,928 Branches in Brazil  (Bradesco - 2,482 Banco BCN - 226, Banco Mercantil -
219 and Banco Finasa - 1).

o 7 Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN,
Mercantil and Banco Boavista),  1 in London (Mercantil) and 1 in Nassau, Bahamas
(Boavista).

o 6 Subsidiaries  abroad (Banco Bradesco  Argentina S.A. in Buenos Aires,  Banco
Bradesco  Luxembourg S.A. and Banco Mercantil de Sao Paulo  International  S.A.,
both in Luxembourg,  Boavista Banking Ltd. in Nassau, Bradesco Services Co. Ltd.
in Tokyo and Bradesco Securities, Inc. in New York).

o 1,033 Banco Postal branches.

o 1,775 Banking service posts and outlets in companies  (Bradesco - 1,409, BCN -
179 and Mercantil - 187).

o 1,664 Outplaced terminals in the BDN- Bradesco Day and Night Network.

o 51  Branches  of  Finasa  Promotora  de  Vendas,  present  in  14,121  vehicle dealerships  and stores selling  furniture and home decor,  mobile phones and IT related equipment.

o 21,114 ATMs in the BDN –  Bradesco  Day and Night  Self-service  Network,
10,027 of which also operate at weekends and on bank holidays.

     Emphasis should also be given to the social area actions carried out by the
Organization  through  the  Bradesco  Foundation  which  maintains  38  schools, installed  as a priority in  Brazil’s  underprivileged  areas,  in 25 of 26
Brazilian  states and in the Federal  District.  At these  schools more than 103 thousand students receive education completely  free-of-charge,  including youth and adult education  courses and basic  professional  training.  To more than 48 thousand infant, junior, middle and technical school pupils, the Foundation also provides free meals, uniforms, school materials and medical/dental care.

     In the Human Resources Area, permanently in tune with market demands and in the pursuit of the ongoing improvement of its products and customer service, the
Bank continued its staff training and qualification  programs.  During the first nine months of the year,  965 courses were given,  with an enrollment of 178,229 participants. At the end of the quarter, the benefit plans designed to guarantee the  well-being,  better  life  quality  and  security  of  employees  and their dependents covered 184,277 people.

     All these achievements reflect the strategic vision and correct positioning of the Bradesco  Organization which is permanently  focused on offering the very best banking services and products to customers and users,  contributing towards the success of its business and the country’s development.  For the results obtained,  we would  like to thank  our  stockholders  and  customers  for their support and confidence and our staff and other  stakeholders for their dedicated efforts.

Cidade de Deus,  October  25,  2002
Board of  Directors and
Board of  Executive Officers

Consolidated Balance Sheet at September 30 - In thousands of reais

ASSETS	2002	2001
CURRENT ASSETS (Note 3b)	**110,578,213**	**79,822,837**
FUNDS AVAILABLE	**2,547,938**	**1,629,770**
SHORT-TERM INTERBANK INVESTMENTS (Note 7)	**12,268,495**	**3,552,143**
Open market investments	8,990,823	633,649
Interbank Deposits	3,282,910	2,921,624
Loss Accrual	(5,238)	(3,130)
SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS (Notes 8, 22b, 22c and 30)	**31,495,420**	**27,716,904**
Own Portfolio	25,472,475	19,557,238
Subject to Repurchase Agreements	448,971	7,452,389
Subject to Negotiation and Intermediation of Securities	–	126,120
Restricted Deposits - Brazilian Central Bank	4,007,798	576,521
Privatization Currencies	26,750	2,262
Subject to Collateral Provided	1,185,377	673,860
Financial Derivative Instruments (Notes 22c and 30)	354,049	188,334
Allowance for Mark-to-Market	–	(859,820)
INTERBANK ACCOUNTS	**10,293,777**	**4,756,554**
Unsettled Payments and Receipts	879,208	590,449
Restricted Deposits		
- Brazilian Central Bank	9,298,237	4,101,560
- National Treasury - Rural Funding	578	712
- National Housing System - SFH	98,835	58,693
Correspondent Banks	16,919	5,140
INTERDEPARTMENTAL ACCOUNTS	**201,908**	**141,494**
Internal Transfer of Funds	201,908	141,494
CREDIT OPERATIONS (Notes 10 and 22b)	**29,185,348**	**24,961,368**
Credit Operations		
- Public Sector	34,082	59,570
- Private Sector	31,661,785	26,628,175
Allowance for Loan Losses (Notes 10f and 10g)	(2,510,519)	(1,726,377)
LEASING OPERATIONS (Notes 3e, 10 and 22b)	**1,045,417**	**1,047,046**
Leasing Receivables:		
- Public Sector	65	144
- Private Sector	2,163,328	2,125,005
Unearned Lease Income	(1,011,422)	(963,837)
Allowance for Losses (Notes 10f and 10g)	(106,554)	(114,266)
OTHER RECEIVABLES	**22,998,946**	**15,645,875**
Receivables on Guarantees Honored (Note 10a-3)	1,490	1,584
Foreign Exchange Portfolio (Note 11)	15,631,092	8,000,299
Income Receivable (Note 12a)	222,434	443,767
Negotiation and Intermediation of Securities (Note 30)	442,993	1,237,615
Specific Credits	1,709	–
Insurance Premiums Receivable	981,038	1,037,191
Sundry (Note 12b)	5,802,644	4,978,986
Allowance for Losses (Notes 10f and 10g)	(84,454)	(53,567)
OTHER ASSETS	**540,964**	**371,683**
Other Assets	631,321	442,730
Allowance for Losses	(190,844)	(174,664)
Prepaid Expenses (Note 13)	100,487	103,617
LONG-TERM RECEIVABLES (Note 3b)	**23,902,878**	**23,381,726**
INTERBANK INVESTMENTS (Note 7)	**111,688**	**128,529**
Interbank Deposits	120,867	140,922
Loss Accrual	(9,179)	(12,393)
SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS (Notes 8, 22b, 22c and 30)	**6,094,233**	**8,537,015**
Own Portfolio	4,857,831	4,913,424
Subject to Repurchase Agreements	334,852	2,171,613
Restricted Deposits - Brazilian Central Bank	329,904	1,662,268
Privatization Currencies	16,983	16,319
Subject to Collateral Provided	461,623	567
Financial Derivative Instruments (Notes 22c and 30)	93,040	18,645
Allowance for Mark-to-Market	–	(245,821)
INTERBANK ACCOUNTS	**302,480**	**159,018**
Restricted Deposits:		
- National Housing System - SFH	302,480	159,018
CREDIT OPERATIONS (Notes 10 and 22b)	**12,975,630**	**10,485,929**
Credit Operations:		
- Public Sector	265,383	227,670
- Private Sector	13,756,037	11,134,365
Allowance for Loan Losses (Notes 10f and 10g)	(1,045,790)	(876,106)
LEASING OPERATIONS (Notes 3e, 10 and 22b)	**522,786**	**648,442**
Leasing Receivables		
- Public Sector	–	48
- Private Sector	1,245,183	1,356,683
Unearned Lease Income	(657,594)	(665,624)
Allowance for Losses (Notes 10f and 10g)	(64,803)	(42,665)

Consolidated Balance Sheet at September 30 - In thousands of reais

Consolidated Balance Sheet at September 30 - In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES (Note 3d)	**88,546,598**	**72,382,415**
DEPOSITS (Note 16a)	**43,531,329**	**36,922,609**
Demand Deposits	11,448,077	7,326,605
Savings Deposits	20,116,539	17,641,601
Interbank Deposits	22,986	38,387
Time Deposits (Note 22b)	11,943,727	11,916,016
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Note 16a)	**7,227,948**	**9,051,364**
Own Portfolio	506,560	8,577,589
Third-party Portfolio	6,721,388	473,775
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 16a and 22b)	**4,835,086**	**3,651,241**
Exchange Acceptances	1,631	–
Mortgage Notes	570,109	463,316
Debentures	94,101	3,451
Securities Issued Abroad (Note 16b)	4,169,245	3,184,474
INTERBANK ACCOUNTS	**481,406**	**274,827**
Interbank Onlendings	11,108	143,982
Correspondent Banks	470,298	130,845
INTERDEPARTMENTAL ACCOUNTS	**904,497**	**438,705**
Third-party Funds in Transit	904,497	438,705
BORROWINGS (Notes 16a and 22b)	**10,747,239**	**9,744,365**
Local Borrowings - Official Institutions	3,280	2,754
Local Borrowings - Other Institutions	120,532	148,105
Foreign Currency Borrowings	10,623,427	9,593,506
LOCAL ONLENDINGS – OFFICIAL INSTITUTIONS (Notes 16a and 22b)	**2,418,975**	**1,572,032**
National Treasury	71,526	–
National Bank For Economic and Social Development (BNDES)	1,330,277	704,186
Federal Savings Bank (CEF)	19,403	24,714
Government Agency for Machinery and Equipment Financing (FINAME)	989,247	834,605
Other Institutions	8,522	8,527
FOREIGN ONLENDINGS (Notes 16a and 22b)	**55,382**	**330,509**
Foreign Onlendings	55,382	330,509
FINANCIAL DERIVATIVE INSTRUMENTS (Notes 22c and 30)	**1,273,402**	**412,262**
OTHER LIABILITIES (Note 22b)	**17,071,334**	**9,984,501**
Collection of Taxes and Other Contributions	1,191,919	636,423
Foreign Exchange Portfolio (Note 11)	8,784,284	2,389,712
Social and Statutory Payables	171,158	415,624
Taxes and Social Security Contributions (Note 18)	1,100,230	1,001,916
Negotiation and Intermediation of Securities	558,071	1,421,050
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	1,064,199	835,175
Subordinated Debt (Note 19)	72,031	–
Sundry (Note 17)	4,129,442	3,284,601
LONG-TERM LIABILITIES (Note 3d)	**25,297,907**	**13,696,489**
DEPOSITS (Note 16a)	**12,340,125**	**3,589,934**
Interbank Deposits	760	5,187
Time Deposits (Note 22b)	12,339,365	3,584,747
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Note 16a)	**1,864**	**780,150**
Own Portfolio	1,864	780,150
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 16a and 22b)	**1,003,927**	**1,392,568**
Mortgage Notes	23,412	308,120
Debentures	75,417	47,475
Securities Issued Abroad (Note 16b)	905,098	1,036,973
BORROWINGS (Notes 16a and 22b)	**1,683,023**	**725,978**
Local Borrowings - Other Institutions	138,671	74,977
Foreign Currency Borrowings	1,544,352	651,001
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 16a and 22b)	**4,430,562**	**4,214,536**
National Bank for Economic and Social Development (BNDES)	2,155,339	2,305,536
Federal Savings Bank (CEF)	428,500	403,681
Government Agency for Machinery and Equipment Financing (FINAME)	1,846,723	1,502,761
Other Institutions	–	2,558
FOREIGN ONLENDINGS (Notes 16a and 22b)	**19,634**	**29,807**
Foreign Onlendings	19,634	29,807
FINANCIAL DERIVATIVE INSTRUMENTS (Notes 22c and 30)	**368,442**	**97,472**
OTHER LIABILITIES (Note 22b)	**5,450,330**	**2,866,044**
Taxes and Social Security Contributions (Note 18)	2,513,092	2,360,889
Negotiation and Intermediation of Securities	–	258
Subordinated Debt (Note 19)	2,313,815	–
Sundry (Note17)	623,423	504,897

Consolidated Balance Sheet at September 30 - In thousands of reais

Consolidated Statement of Income for the Period from January 1 to September 30 -
In thousands of reais

2002	2001
INCOME FROM LENDING AND TRADING ACTIVITIES	**28,892,974**	**18,807,372**
Credit Operations (Note 30)	14,206,979	10,421,701
Leasing Operations	333,677	358,344
Security Transactions (Note 30)	12,106,952	7,768,225
Financial Derivative Instruments (Note 30)	(2,373,749)	(1,857,322)
Foreign Exchange Transactions (Note 11b)	4,350,289	1,941,138
Compulsory Deposits	268,826	175,286
EXPENSES	**21,275,867**	**13,129,777**
Interest and charges on:		
Deposits	10,998,543	6,932,735
Borrowings and Onlendings	8,028,427	4,806,630
Leasing Operations	9,282	–
Provision for Loan Losses (Notes 10f and 10g)	2,239,615	1,390,412
INCOME FROM FINANCIAL INTERMEDIATION	**7,617,107**	**5,677,595**
OTHER OPERATING INCOME (EXPENSES)	**(5,867,084)**	**(3,692,570)**
Commissions and Fees (Note 23)	2,720,635	2,598,559
Retained Insurance Premiums, Private Pension Plans and Savings Bonds	6,891,316	6,317,937
Change in Technical Reserves for Insurance, Private Pensions Plans and Saving Bonds	(2,563,110)	(2,182,212)
Claims – Insurance Operations	(2,677,503)	(2,397,129)
Savings Bond Redemptions	(551,637)	(530,947)
Insurance and Pension Plan Selling Expenses	(487,856)	(520,320)
Expenses with Pension Plan Benfits and Redemptions	(1,180,138)	(953,565)
Personnel Expenses	(2,929,227)	(2,492,939)
Other Administrative Expenses (Note 24)	(2,917,372)	(2,539,755)
Tax Expenses	(589,742)	(580,555)
Equity in the Earnings of Associated Companies (Notes 14a and 14b)	31,764	15,534
Other Operating Revenue (Note 25)	1,330,552	890,568
Other Operating Expenses (Notes 26 and 30)	(2,944,766)	(1,317,746)
OPERATING INCOME	**1,750,023**	**1,985,025**
NON-OPERATING INCOME (EXPENSES), NET (Note 27)	**131,538**	**(47,532)**
INCOME BEFORE TAXES AND PROFIT SHARING	**1,881,561**	**1,937,493**
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 29a and 29b)	**(465,534)**	**(240,593)**
EMPLOYEE PROFIT SHARING	**(99,293)**	**(119,347)**
MINORITY INTEREST IN SUBSIDIARIES (Note 3e)	**7,821**	**(17,262)**
NET INCOME	**1,324,555**	**1,560,291**

Consolidated  Statement  of Changes in  Financial  Position  for the Period from
January 1 to September 30 – In thousands of reais

2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY OPERATIONS:	**41,789,217**	**17,151,849**
NET INCOME	**1,324,555**	**1,560,291**
ADJUSTMENTS TO NET INCOME	**459,458**	**571,718**
Depreciation and Amortization	515,398	399,023
Change in Provision for Investments	436	200,575
Equity in the Earnings of Subsidiary and Associated Companies	(31,764)	(15,534)
Other	(24,612)	(12,346)
TECHNICAL RESERVES FOR INSURANCE, SAVINGS BONDS AND PRIVATE PENSION PLANS	**2,688,586**	**2,049,088**
CHANGE IN DEFERRED INCOME	**4,425**	**(18,339)**
CHANGE IN MINORITY INTEREST	**117,639**	**80,961**
STOCKHOLDERS	–	**407,935**
Capital Increase	–	400,500
Share Premium	–	7,435
THIRD PARTIES:		
- Increase in Liabilities	**32,770,214**	**11,814,651**
Deposits	14,787,475	4,043,884
Funds from acceptance and issuance of securities	1,037,603	932,638
Interbank Accounts	289,379	167,698
Interdepartmental Accounts	141,992	–
Borrowings and Onlendings	5,320,745	4,948,890
Financial Derivative Instruments	1,530,244	–
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	58,406	145,284
Other Liabilities	9,604,370	1,576,257
- Decrease in Assets	**3,662,695**	**360,807**
Securities and Financial Derivative Instruments	3,648,071	–
Interbank Accounts	–	145,056
Leasing Operations	–	215,751
Insurance Premiums Receivable	14,624	–
- Sale (write-off) of Assets and Investments	**737,283**	**304,739**
Non-operating Assets	93,601	114,715
Property and Equipment in Use	222,879	71,190
Leased Assets	1,733	686
Investments	415,617	104,014
Sale (write-off) of Deferred Charges	3,453	14,134
- Interest Attributed to Own Capital and Dividends received from Associated Companies	**24,362**	**19,998**
TOTAL FUNDS PROVIDED	**42,327,066**	**16,863,732**
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	**316,249**	**581,852**
ACQUISITION OF OWN SHARES	**115,114**	**21,091**
INVESTMENTS IN	**1,517,594**	**941,296**
Non-operating Assets	173,827	143,071
Property and Equipment in Use	880,492	534,298
Leased Assets	1,634	1,063
Investments	461,641	262,864
DEFERRED CHARGES	**1,452,521**	**197,202**
INCREASE IN ASSETS	**32,098,073**	**12,379,972**
Short-term Interbank Investments	8,512,864	1,372,399
Securities and Financial Derivative Instruments	–	2,948,311
Interbank Accounts	5,454,317	–
Interdepartmental Accounts	25,835	29,858
Credit Operations	7,029,619	5,211,191
Leasing Operations	276	–
Other Receivables	10,847,439	2,581,844
Insurance Premiums Receivable	–	218,418
Other Assets	227,723	17,951
DECREASE IN LIABILITIES	**6,827,515**	**2,742,319**
Deposits Received under Security Repurchase Agreements	6,827,515	2,276,836
Interdepartmental Accounts	–	465,483
INCREASE/DECREASE IN FUNDS AVAILABLE	**(537,849)**	**288,117**

		2002	2001
CHANGES IN FINANCIAL POSITION	At the Beginning of the Period	3,085,787	1,341,653
	At the End of the Period	2,547,938	1,629,770
	Increase/Decrease in Funds Available	(537,849)	288,117

Notes to the Consolidated Financial Statements

1. OPERATIONS

     Banco Bradesco S.A., operating as a multiple bank, carries out all types of authorized banking activities, including foreign exchange transactions,  through its commercial,  investment,  consumer credit and housing loan  portfolios.  The
Bank also operates  through its associated and subsidiary  companies in leasing, insurance, savings bond and private pension plan activities.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

     The financial  statements of Banco Bradesco S.A. and its  subsidiaries  and its jointly controlled  investments at September 30, 2002 and 2001 were prepared based on accounting  principles  determined by Brazilian Corporation Law for the recording of  operations,  as well as rules and  instructions  of the  Brazilian
Central  Bank  (BACEN) and the  Brazilian  Securities  Commission  (CVM),  which
include  accounting   practices  and  estimates   addressing  the  recording  of
provisions.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

     Net income is determined on the accrual basis of accounting.

b) Current assets and long-term receivables

     These are stated at their realizable amounts,  including, where applicable, related income and exchange  variations  and monetary  correction on a daily pro rata basis including provisions when deemed appropriate.

     The accrual of credit operations past due up to 60 days is accounted for in income from credit operations and subsequent to the 61st day in unearned income.

     In the  case of  mortgage  loans,  the  contractual  capitalization  period
(monthly  or  quarterly)  for  income   appropriation   purposes  complies  with
applicable  legislation and end-borrower  financings are adjusted to the present value of the installments receivable.

     Securities and Financial  Derivative  Instruments - As described in Note 8, these are recorded and classified from June 30, 2002 as described below:

- Trading  securities -  securities  which are acquired for the purpose of being actively and frequently  traded are recorded at market value as a  counter-entry to results for the period;

- Securities  available for sale –  securities  which are not  specifically intended  for trading  purposes or to be held in  portfolio  up to maturity  are
recorded  at  market  value  as  a  counter-entry   to  a  specific  account  in
stockholders’  equity,  at amounts net of tax  effects.  The  corresponding gains and losses are taken to results for the period as a  counter-entry  to the specific account in stockholders equity;

- Securities held to maturity – securities for which there exists intention and financial  capacity for maintenance in portfolio up to maturity are recorded at cost plus accrued income as a counter-entry to results for the period; and

- Financial derivative  instruments – these are recorded at market value as a counter-entry to results for the period.

     The  allowance  for  loan  losses  is  recorded  at  an  amount  considered sufficient  to  cover  estimated  losses  and is  based  upon  current  economic conditions, past loan loss experience,  specific and general portfolio risks and on BACEN requirements and instructions. (Notes 10f and 10g).

     Deferred tax assets are stated at their expected realizable values at rates in force and comprise  mainly income tax and social  contribution  benefits from tax losses and temporary differences (Notes 29 b and 29c).

c) Permanent assets

     These are stated at cost plus restatements  through December 31, 1995, less of the provision for losses and take into consideration the following:

• Significant investments in subsidiaries, associated companies and jointly controlled  investments  are recorded  under the equity method and the financial statements of the branches and foreign  subsidiaries are adjusted to comply with the accounting policies effective in Brazil and translated into reais.

•  Depreciation  of property  and  equipment  in use is  calculated  on the straight-line  method at annual rates which take into consideration the economic useful lives of the assets as follows: land and buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing  system - 20% to
50%; and transport system - 20%.

• Deferred expenses are amortized at a rate of 20% to 50% per annum.

•  Goodwill on the  acquisition of investments in subsidiary and associated companies,  based on expected future results is amortized at rates of 10% to 20%
per annum and presented in deferred charges.

d) Current and long-term liabilities

     The  amounts  shown  include  known or  estimated  liabilities  and related expenses, exchange variations and monetary correction on a daily pro rata basis.

     The provision for federal  income tax is calculated at the standard rate of
15% of  taxable  income,  plus  an  additional  rate  of  10%  for  income  over established  limits.  The provision for social  contribution  is recorded at the rate of 9% of pre-tax  income.  Provisions  were  recorded  for other  taxes and social contributions in accordance with applicable legislation.

e) Consolidated financial statements

     The consolidated  financial statements were prepared in conformity with the consolidation  principles of Brazilian  Corporation  Law,  including the jointly controlled  investments,  in  compliance  with  BACEN and CVM  instructions  and comprise  the  financial  statements  of  the  leasing  companies  based  on the financial method of accounting.

     Accordingly,   upon  consolidation,   intercompany   investments,   account
balances,  revenue,  expenses and  unrealized  income were  eliminated  from the financial statements and in the case of investments which are jointly controlled with other stockholders,  asset, liability and income components are included in the consolidated financial statements in proportion to the parent company’s percentage capital ownership of each investee.

     Goodwill  on the  acquisition  of  investments  is  presented  in  deferred expenses and minority interests in net income and stockholders’  equity are separately disclosed.

     These  consolidated  financial  statements  include those of Banco Bradesco
S.A., its subsidiary and associated  companies,  including its foreign  branches and its direct and indirect jointly controlled investments as follows:

Activity Area	% Ownership	
		2002	2001
Financial Area – Local			
Banco Baneb S.A. (13)	Banking	99.97%	99.97%
Banco BCN S.A. (13)	Banking	100.00%	100.00%
Banco BEA S.A. (1) (2) (13)	Banking	88.68%	–
Banco Boavista Interatlântico S.A. (13)	Banking	100.00%	100.00%
Banco das Nações S.A. (3) (13)	Banking	–	100.00%
Banco de Crédito Real de Minas Gerais S.A. (13)	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (1) (13)	Investment Bank	81.68%	–
Banco Finasa S.A. (4)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (1) (13)	Banking	84.19%	–
BCN Leasing - Arrendamento Mercantil S.A. (13)	Leasing	99.94%	99.94%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM - Bradesco Asset Management Ltda.	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (5) (6) (13)	Services	38.97%	38.97%
Finasa Leasing Arrendamento Mercantil S.A. (1) (13)	Leasing	84.18%	–
Financial Area – Foreign			
Banco Bradesco Argentina S.A. (6) (13)	Banking	99.99%	99.99%
Banco Mercantil de São Paulo International S.A. (1) (6) (13)	Banking	84.15%	–
BCN Grand Cayman (13)	Banking	100.00%	100.00%
Boavista Grand Cayman (13)	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities., Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (1) (13)	Banking	84.19%	–
Mercantil London (1) (6) (13)	Banking	84.19%	–
Insurance, Pension Plan and Savings Bond Area			
Atlântica Capitalização S.A. (13)	Savings Bonds	99.66%	99.81%
Áurea Seguros S.A. (5) (6) (13)	Insurance	27.41%	27.45%
BCN Seguradora S.A. (7) (13)	Insurance	–	98.28%
Bradesco Argentina de Seguros S.A. (6) (13)	Insurance	99.43%	99.58%
Bradesco Capitalização S.A. (13)	Savings Bonds	99.65%	99.80%
Bradesco Saúde S.A. (13)	Insurance	99.66%	99.81%
Bradesco Seguros S.A. (13)	Insurance	99.66%	99.81%
Bradesco Vida e Previdência S.A. (13) (14)	Pension Plan/Insurance	99.65%	99.80%
Finasa Seguradora S.A. (1) (13) (15)	Insurance	99.37%	–
Indiana Seguros S.A. (13)	Insurance	39.86%	39.92%
Novo Hamburgo Companhia de Seguros Gerais (8) (13)	Insurance	–	97.83%
Prudential - Bradesco Seguros S.A. (9) (13)	Insurance	–	48.25%
Seguradora Brasileira de Crédito à Exportação S.A. (5) (6) (13)	Insurance	12.05%	13.72%
União Novo Hamburgo Seguros S.A. (10) (13)	Insurance	91.19%	97.78%
Other Activities			
ABS - Empreendimentos Imobiliários, Participações e Serviços S.A. (13)	Real Estate	99.09%	99.24%
Bradescor Corretora de Seguros Ltda. (13)	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (5) (6) (13)	Credit Acquisition	10.00%	10.00%
CPM Holdings Limited and Subsidiaries (5) (6) (13)	Holding Company	49.00%	49.00%
Latasa S.A. and Subsidiaries (5) (13)	Metal Products	39.12%	39.04%
Pevê Prédios S.A. (1) (13)	Real Estate	76.40%	–
Scopus Tecnologia S.A. and Subsidiaries (6) (11) (13)	Information Technology	99.99%	25.00%
SERASA S.A. (5) (6) (12) (13) (17)	Services	20.57%	16.61%
Smart Club do Brasil Ltda. (5) (13)	Services	20.00%	20.00%
União de Comércio e Participações Ltda. (13)	Holding Company	99.99%	99.99%

(1) Acquired in the first six months of 2002; (2) New name of Banco do Estado do
Amazonas S.A.  –  BEA; (3) Merged into Banco BCN in July 2002; (4) New name of Continental  Banco S.A.; (5)  Proportionally  consolidated in accordance with
CMN  Resolution  2723 and CVM  Instruction  247; (6) Companies  audited by other independent  auditors;  (7) BCN Seguradora S.A. was merged into Bradesco Seguros
S.A. in November  2001; (8) Novo Hamburgo Cia. De Seguros Gerais was merged into
Cia. União de Seguros Gerais in October 2001; (9) Sold in July 2002; (10)
New name of Cia.  União  de Seguros  Gerais;  (11)  Percentage  ownership increased  through  acquisition of shares on February 27, 2002;  (12) Percentage ownership  increased  through  acquisition of shares;  (13) Companies audited by other independent auditors in 2001; (14) New name of Bradesco  Previdência
e Seguros;  (15) Merged into Bradesco Seguros S.A. in May 2002; (16) New name of
Latasa –  Latas de  Alumínio  –  S.A.;  (17) New name of SERASA
– Centralização de Serviços de Bancos S.A.

f) During the first half of 2002,  Bradesco  acquired the share control of Banco
BEA S.A. through a privatization  process,  of Banco Mercantil de Sao Paulo S.A.
and  subsidiaries  and through BCN,  Banco Cidade S.A. and  subsidiaries.  These acquisitions  were ratified by the Brazilian  Central Bank on March 25, 2002 and
May 31, 2002, respectively.

     We present below the main adjusted account balances of these companies:

Banco Mercantil de São Paulo S.A. and Subsidiaries (1)	Banco BEA S.A. (2)	Banco Cidade S.A. and Subsidiaries (3)
			In thousands of reais
	September	May	May
ASSETS	30, 2002	31,2002	31,2002
Current assets and long-term receivables	**6,477,973**	**696,008**	**1,181,832**
Funds available	104,425	17,756	48,629
Short-term interbank investments	697,743	115,501	159,917
Securities and financial derivative instruments	1,161,491	310,339	249,617
Interbank and interdepartmental accounts	537,987	43,690	43,887
Credit and leasing operations	2,423,142	179,044	528,800
Other receivables and other assets	1,553,185	29,678	150,982
Permanent assets	**535,355**	**14,268**	**38,107**
- Investments	25,104	4	19,877
- Property and equipment	405,342	14,264	17,400
- Deferred charges	104,909	–	830
Total	**7,013,328**	**710,276**	**1,219,939**
LIABILITIES			
Current and long-term liabilities	**6,229,475**	**569,252**	**1,029,241**
Demand, time and interbank deposits	3,341,678	225,635	404,761
Savings account deposits	568,425	38,508	–
Deposits received under security repurchase agreements and funds from acceptance and issuance of securities	1,136,299	251,966	231,434
Interbank and interdepartmental accounts	67,619	54	3,003
Borrowings and onlendings	618,345	10,886	269,053
Financial derivative instruments	9,180	–	–
Other liabilities	487,929	42,203	120,990
Deferred income	**2,456**	–	**141**
Minority interest	**40,634**	–	–
Stockholders' equity	**740,763**	**141,024**	**190,557**
Total	**7,013,328**	**710,276**	**1,219,939**

(1) On August  19,2002,  Banco Mercantil de São Paulo S.A. and Banco Finasa
S.A.  entered  into an  agreement  for the  assignment  of assets and rights and assumption of  liabilities in which Banco Finasa assumed at book value assets in the amount of R$ 1,028,569 thousand (mainly,  credit operations) and liabilities in the amount of R$ 1,028,369 thousand (mainly interbank deposits).  (2) On June
10, 2002,  Banco Bradesco S.A. and Banco BEA S.A.  entered into an agreement for the  assignment  of assets and rights and  assumption  of  liabilities  in which
Bradesco  assumed  at book value  assets in the  amount of R$  227,233  thousand
(mainly, credit operations and interbank accounts), liabilities in the amount of
R$ 307,706 thousand (mainly  deposits) and memorandum  accounts in the amount of
R$ 418,178 thousand.  Accordingly,  the balance sheet is presented prior to this event. (3) On June 7, 2002,  Bradesco acquired the share control of Banco Cidade
S.A.  through its subsidiary  Banco BCN S.A..  Banco Cidade S.A. was merged into
Banco BCN on June 24, 2002, with no effects on results. Accordingly, the balance sheet is presented prior to this event.

4. ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

     The  consolidated  balance  sheet and  statement  of  income,  by  business segment,  are presented below at September 30, 2002 in accordance with the Chart of Accounts for National Financial System Institutions (COSIF).

Balance Sheet

In thousands of reais

	Financial (1) (6) Local	Financial (1) (6) Foreign (3) (4) (7)	Insurance (6) Local	Insurance (6) Foreign (3)	Pension Plan	Savings Bonds (6)	Other activities (6)	Amounts eliminated (2)	Total consolidated
ASSETS									
Current assets	**89,078,323**	**11,429,920**	**2,379,352**	**62,286**	**12,785,956**	**1,336,909**	**620,510**	**(7,115,043)**	**110,578,213**
Funds available	2,458,588	82,533	17,869	4,411	30,449	586	12,708	(59,206)	2,547,938
Short-term interbank investments	9,748,449	2,545,109	19,285	–	17,261	–	413	(62,022)	12,268,495
Securities and financial derivative instruments	15,958,420	1,250,843	1,280,754	52,233	12,227,629	1,289,480	176,932	(740,871)	31,495,420
Interbank accounts	10,283,856	9,921	–	–	–	–	–	–	10,293,777
Credit and leasing operations	28,442,528	7,535,709	–	–	–	–	–	(5,747,472)	30,230,765
Other receivables and other assets	22,186,482	5,805	1,061,444	5,642	510,617	46,843	430,457	(505,472)	23,741,818
Long-term receivables	**17,131,844**	**5,554,368**	**836,368**	**385**	**2,345,875**	**239,986**	**187,086**	**(2,393,034)**	**23,902,878**
Short-term interbank investments	111,688	–	–	–	–	–	–	–	111,688
Securities and financial derivative instruments	2,196,954	2,988,985	309,891	–	2,312,066	163,063	48,745	(1,925,471)	6,094,233
Interbank accounts	302,480	–	–	–	–	–	–	–	302,480
Credit and leasing operations	11,654,823	2,303,158	–	–	–	–	–	(459,565)	13,498,416
Other receivables and other assets	2,865,899	262,225	526,477	385	33,809	76,923	138,341	(7,998)	3,896,061
Permanent assets	**10,083,108**	**19,155**	**1,733,521**	**1,653**	**262,544**	**378,347**	**849,413**	**(7,657,782)**	**5,669,959**
Investments (5)	6,139,683	–	1,459,932	–	110,098	354,930	113,324	(7,611,679)	566,288
Property and equipment in use and leased assets	1,702,753	16,164	125,367	637	113,258	23,417	657,716	–	2,639,312
Deferred charges	2,240,672	2,991	148,222	1,016	39,188	–	78,373	(46,103)	2,464,359
Total	**116,293,275**	**17,003,443**	**4,949,241**	**64,324**	**15,394,375**	**1,955,242**	**1,657,009**	**(17,165,859)**	**140,151,050**
LIABILITIES									
Current liabilities	**81,002,558**	**11,378,969**	**1,740,914**	**54,066**	**604,618**	**200,552**	**427,131**	**(6,862,210)**	**88,546,598**
Deposits	40,110,068	3,658,313	–	–	–	–	–	(237,052)	43,531,329
Deposits received under security repurchase agreements	7,183,584	44,364	–	–	–	–	–	–	7,227,948
Funds from the acceptance and issuance of securities	4,155,155	1,455,529	–	–	–	–	67,086	(842,684)	4,835,086
Interbank accounts	470,298	11,108	–	–	–	–	–	–	481,406
Borrowings and onlendings	13,531,272	5,164,917	–	–	–	–	63,607	(5,538,200)	13,221,596
Financial derivative instruments	1,268,852	468	–	–	–	–	4,082	–	1,273,402
Other liabilities	14,283,329	1,044,270	1,740,914	54,066	604,618	200,552	292,356	(244,274)	17,975,831
Long-term liabilities	**24,291,878**	**2,954,288**	**377,439**	–	**183,965**	**141,537**	**231,813**	**(2,883,013)**	**25,297,907**
Deposits	12,121,134	322,031	–	–	–	–	–	(103,040)	12,340,125
Deposits received under security repurchase agreements	1,864	–	–	–	–	–	–	–	1,864
Funds from the acceptance and issuance of securities	3,044,825	45,621	–	–	–	–	1,127	(2,087,646)	1,003,927
Borrowings and onlendings	4,566,528	1,482,062	3,474	–	–	–	126,703	(45,548)	6,133,219
Financial derivative instruments	368,442	–	–	–	–	–	–	–	368,442
Other liabilities	4,189,085	1,104,574	373,965	–	183,965	141,537	103,983	(646,779)	5,450,330
Technical reserves for insurance, private pension plans and savings bonds	–	–	**864,216**	**185**	**13,394,146**	**1,277,672**	–	–	**15,536,219**
Deferred income	**11,543**	–	–	–	–		**560**	**1,342**	**13,445**
Minority interest and net equity of the subsidiaries	**487,285**	**2,670,186**	**1,966,672**	**10,073**	**1,211,646**	**335,481**	**997,505**	**(7,421,978)**	**256,870**
Stockholders' equity of the parent company	**10,500,011**	–	–	–	–	–	–	–	**10,500,011**
Total	**116,293,275**	**17,003,443**	**4,949,241**	**64,324**	**15,394,375**	**1,955,242**	**1,657,009**	**(17,165,859)**	**140,151,050**

(1) The financial area comprises  financial  institutions and holding  companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.
(2) Amounts eliminated between companies from different segments.
(3) Includes exchange gains/loss from foreign branches and subsidiaries.
(4) Permanent investments
are presented net of excess provision in the amount of R$ 48,082 thousand.
(5) Investments and equity
in earnings of associated companies are allocated to the segment to which the companies pertain.
(6) Account balances and revenue and expenses between
companies in the same segment were eliminated.
(7) Other liabilities include a
provision for exchange variation (Note 17).

5. BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

     We present below the account balances by currency and exchange  exposure at
September 30, 2002:

(1) Amounts expressed and/or indexed mainly in USD.
(2) Excluding derivative  operations maturing in D +1, to be settled in currency at September 30, 2002 price levels.

6. BALANCE SHEET BY MATURITY

a) We present  below the  consolidated  balance  sheet at September 30, 2002, by days to maturity, based on accounting classification:

7. SHORT-TERM INTERBANK INVESTMENTS

Short-term interbank  investments are stated at cost of acquisition plus accrued income,  less of the provision for adjustment to probable  realization value and are presented below with their corresponding days to maturity:

8. SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS

a) New recording and classification policies

     Through its  Circulars  3068/2001  and  3082/2002,  BACEN  established  new accounting  policies for  recording  and  classifying  securities  and financial
derivative    instruments,    introducing   the   mark-to-market   concept   and
classification  based  on  whether  management  intends  to  trade a  particular security or financial derivative instrument in the future or not. The securities maintained by Bradesco and subsidiaries must be classified and recorded based on the new policies as follows:

- Trading  securities:  securities  which are  acquired for the purpose of being actively and frequently  traded.  These securities were recorded based on market value as a counter-entry to results for the period.

- Securities available for sale:  securities which are not specifically intended for trading purposes or to be held in portfolio up to maturity. These securities were recorded based on market value as a counter-entry  to a specific account in stockholders’ equity named “Mark-to-market adjustment - Securities and
Derivatives”, at amounts net of tax effects.

- Securities held to maturity:  securities for which there exists  intention and financial capacity for maintenance in portfolio up to maturity. These securities are recorded at their corresponding cost of acquisition,  plus accrued income in results for the period.

- Financial  derivative  instruments  recorded at market  value:  the effects of mark-to-market were recorded directly in results for the period.

b) Transition  criteria for  implementation  of the new rules  (Circular  Letter
3026/2002 of BACEN)

     The effects of the change in accounting policy were determined  pursuant to the  requirements of Circular Letter  3026/2002 and consisted of the application of new criteria to the  portfolio  at December  31, 2001,  remaining at June 30,
2002, and were recorded directly in stockholders’  equity, adjusted for tax effects. The new criteria are summarized below:

- Trading  securities  - When  market  value is  higher  than  book  value,  the difference in assets is recorded as a counter-entry to retained  earnings.  When market value is lower than book value,  no  adjustment  is required  since prior accounting  policy  determined  that an allowance for  mark-to-market  should be recorded.

- Securities  available  for sale - When market value is higher than book value, the difference in assets is recorded as a counter-entry to a specific account in stockholders’ equity named “Mark-to-market adjustment - Securities and
Derivatives”,  at amounts net of tax  effects.  When market  value is lower than book  value,  the  negative  amount is  recorded  in a specific  account in stockholders’ equity named “Mark-to-market adjustment - Securities and
Derivatives”,  as a counter-entry to the retained earnings account,  net of tax effects.

- Securities  held to maturity - When market value is higher than book value, no adjustment  is  required.  When  market  value is lower  than  book  value,  the allowance  for  mark-to-market  of the security is reversed in  accordance  with prior  rules,  as a  counter-entry  to retained  earnings in  stockholders’
equity, net of tax effects.

- Financial  derivative  instruments - The  difference  between market value and corresponding book value is recorded in retained earnings, net of tax effects.

c) The  application  of  the  new  rules  generated  the  following  effects  in stockholders' equity, net of tax effects:

     In "Retained  Earnings":  calculated on the portfolio at December 31, 2001, remaining at June 30, 2002.

(1) As a  counter-entry  to the  "Mark-to-Market  Adjustment  -  Securities  and
Derivatives" account.

     In  "Mark-to-market  adjustment - Securities and  Derivatives":  Comprising
Mark-to-market of Securities Classified as Available for Sale.

(1)  Adjustment to the  “Mark-to-market  adjustment  –Securities  and derivatives”  account relating to prior-year gains on securities  available for sale as a counter-entry to assets.
(2) Adjustment to the “Mark-to-market adjustment – Securities and derivatives” account of prior-year losses with securities available for sale as a counter-entry to retained earnings.
(3) Absorption of gain relating to the prior-year positive adjustment described in item one above.
(4) Net movement of reserve for 1st half/2002.
(5) Write-off of balance of reserved at June/2002 of securities reclassified to held to maturity (Note 8g).
(6) Net movement of reserve for 3rd quarter.

d) We present below the  reconciliation,  net of tax effects, of net income and of  stockholders'  equity without the effects of BACEN  Circulars  3068/2001 and
3082/2002:

(1) The negative  mark-to-market  adjustment of  securities  available for sale, recorded in stockholders’  equity pursuant to Circular 3068/2001,  would be recorded in income based on prior criteria, and the positive market-to-market of certain securities would not be recorded in stockholders’ equity.
(2) The negative  mark-to-market  adjustment of securities held to maturity, not required pursuant to Circular 3068/2001,  would be recorded as a provision based
on  prior  criteria.  This  effect,   disclosed  separately  in  this  line  for
presentation  purposes,  was  effectively  offset  against  “absorption  of additional  provision  (items)",  described below,  since Bradesco recorded this provision in accordance with its prudent and conservative approach.
(3) The  positive  mark-to-market  of trading  securities  is now  permitted  in accordance  with Circular  3068/2001,  whereas  pursuant to prior  criteria only negative adjustments were acceptable.
(4)  Gains/Losses  on the  mark-to-market  adjustment  of  financial  derivative instruments  required by Circular  3082/2002,  the  disclosure  of which was not required pursuant to prior criteria.
(5) The additional  provisions fo market risk fluctuation presented at September
30, 2002 (Note 9) neutralizes the effect of item  “2"  described above and should be  treated in the  general  context  of the  application  of the new mark-to-market policies.

e) Summary of the classification of Securities at September 30, 2002:

f) Consolidated classification by category and days to maturity:

In thousands of reais

Securities (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2) (3)	Cost	Unrealized gain (loss)	Unrealized gain (loss) net of tax effects
I. Trading securities	**3,411,557**	**4,855,888**	**3,404,391**	**7,275,164**	**18,947,000**	**19,070,913**	**(123,913)**	**(81,783)**
- Financial	**1,933,118**	**1,593,302**	**1,420,456**	**3,797,953**	**8,744,829**	**8,846,707**	**(101,878)**	**(67,240)**
Financial Treasury Notes	1,661,826	826,750	575,101	2,810,899	5,874,576	5,883,770	(9,194)	(6,068)
National Treasury Notes	130,091	640,990	441,751	82,998	1,295,830	1,292,936	2,894	1,910
Debentures	6,268	53,277	38	700,441	760,024	760,024	–	–
Central Bank Notes	8,536	43,505	378,819	3,775	434,635	435,478	(843)	(556)
Brazilian Foreign Debt Notes	35,878	–	24,216	83,041	143,135	187,718	(44,583)	(29,425)
Federal Treasury Notes	77,045	42	–	30,846	107,933	118,249	(10,316)	(6,809)
Other	13,474	28,738	531	85,953	128,696	168,532	(39,836)	(26,292)
- Insurance and Savings Bonds	**125,569**	**11,303**	**51,101**	**83,337**	**271,310**	**272,087**	**(777)**	**(513)**
Financial Treasury Notes	13,053	8,091	49,371	81,877	152,392	153,169	(777)	(513)
Shares	109,451	-	-	-	109,451	109,451	–	–
Other	3,065	3,212	1,730	1,460	9,467	9,467	–	–
- Private Pension Plans	**1,336,631**	**3,249,029**	**1,920,721**	**3,384,655**	**9,891,036**	**9,912,265**	**(21,229)**	**(14,011)**
Financial Treasury Notes	895,311	176,503	1,901,628	2,995,553	5,968,995	5,989,029	(20,034)	(13,222)
National Treasury Bonds	100	3,066,494	18,399	199,806	3,284,799	3,284,799	–	–
Central Bank Notes	246,255	2,410	–	1,582	250,247	250,247	–	–
Shares	183,558	–	–	–	183,558	183,558	–	–
Debentures	10,896	839	13	135,623	147,371	148,566	(1,195)	(789)
Other	511	2,783	681	52,091	56,066	56,066	–	–
- Other activities	**16,239**	**2,254**	**12,113**	**9,219**	**39,825**	**39,854**	**(29)**	**(19)**
Financial Treasury Notes	831	1,948	10,724	7,715	21,218	21,247	(29)	(19)
Funds of other institutions	15,402	–	248	–	15,650	15,650	–	–
Other	6	306	1,141	1,504	2,957	2,957	–	–
II. Securities available for sale	**3,073,853**	**556,787**	**699,098**	**3,027,825**	**7,357,563**	**7,782,287**	**(424,724)**	**(280,318)**
- Financial	**1,383,015**	**67,140**	**63,549**	**570,131**	**2,083,835**	**2,098,700**	**(14,865)**	**(9,811)**
Mortgage Notes	592,998	9,076	7,551	12,270	621,895	621,895	–	–
Shares	572,020	–	–	–	572,020	523,761	48,259	31,851
Financial Treasury Notes	–	–	–	287,834	287,834	325,828	(37,994)	(25,076)
Debentures	24,548	1,297	30,846	169,736	226,427	242,617	(16,190)	(10,686)
Securitization Notes	142,665	-	23,874	40,122	206,661	206,661	–	–
Certificates of Bank Deposit	38,422	56,476	983	11,294	107,175	107,175	–	–
Other	12,362	291	295	48,875	61,823	70,763	(8,940)	(5,900)
- Insurance and Savings Bonds	**540,370**	**475,412**	**590,782**	**1,100,238**	**2,706,802**	**2,949,346**	**(242,544)**	**(160,079)**
Financial Treasury Notes	19,949	38,885	585,137	964,118	1,608,089	1,663,759	(55,670)	(36,742)
National Treasury Bonds	–	426,156	1,713	44,698	472,567	472,921	(354)	(234)
Shares	422,865	–	–	–	422,865	592,080	(169,215)	(111,682)
Other	97,556	10,371	3,932	91,422	203,281	220,586	(17,305)	(11,421)
- Private Pension Plans	**1,134,601**	**10,865**	**21,553**	**1,341,083**	**2,508,102**	**2,665,439**	**(157,337)**	**(103,843)**
Shares	1,111,179	–	–	–	1,111,179	1,268,456	(157,277)	(103,803)
Federal Treasury Notes	–	–	–	991,948	991,948	991,948	–	–
Privatization Certificates	–	–	–	147,925	147,925	147,925	–	–
Debentures	455	–	–	114,918	115,373	115,433	(60)	(40)
Other	22,967	10,865	21,553	86,292	141,677	141,677	–	–
- Other activities	**15,867**	**3,370**	**23,214**	**16,373**	**58,824**	**68,802**	**(9,978)**	**(6,585)**
Certificates of Bank Deposit	3,824	3,370	23,214	16,373	46,781	46,781	–	–
Other	12,043	–	–	–	12,043	22,021	(9,978)	(6,585)
III. Securities held to maturity	**2,539,625**	**3,291,735**	**13,974**	**4,992,667**	**10,838,001**	**10,838,001**	–	–
- Financial	**2,539,625**	**3,291,735**	**13,974**	**2,862,495**	**8,707,829**	**8,707,829**	–	–
Central Bank Notes	103,291	3,265,384	8,811	1,183,168	4,560,654	4,560,654	–	–
Federal Treasury Notes	2,425,350	-	5,163	248,885	2,679,398	2,679,398	–	–
Brazilian Foreign Debt Notes	10,984	26,351	–	1,430,442	1,467,777	1,467,777	–	–
- Private Pension Plans	–	–	–	**2,130,172**	**2,130,172**	**2,130,172**	–	–
Federal Treasury Notes	–	–	–	2,130,172	2,130,172	2,130,172	–	–
IV. Financial Derivative Instruments	**283,465**	**42,666**	**27,918**	**93,040**	**447,089**	**663,101**	**(216,012)**	**(142,568)**
- Financial	**270,802**	**42,666**	**27,918**	**93,040**	**434,426**	**650,438**	**(216,012)**	**(142,568)**
Financial Derivative Instruments	270,802	42,666	27,918	93,040	434,426	650,438	(216,012)	(142,568)
- Other Activities	**12,663**	–	–	–	**12,663**	**12,663**	–	–
Financial Derivative Instruments	12,663	–	–	–	12,663	12,663	–	–
Total in 2002	9,308,500	8,747,076	4,145,381	15,388,696	37,589,653	38,354,302	(764,649)	(504,669)

(1) Applications in investment funds: stated based on the securities  comprising their portfolios,  maintaining  however the classification of the fund category.
The date of maturity was considered for the purpose of distribution,  regardless of accounting classification.
(2) This column  reflects book value  subsequent to  mark-to-market,  except for securities  classified  as  securities  held to maturity,  whose market value is lower than book value by R$ 963,067 thousand, net of tax effects:
(3) The market  value of  securities  is  determined  based on the market  price practiced  on the  balance  sheet  date.  In the  event  no  market  prices  are available, amounts are estimated based on the prices quoted by dealers, on price definition  models,  quotation models or quotations for instruments with similar characteristics.

g) Reclassification of Securities

     NBCs and exchange NTNs were reclassified from securities available for sale to  securities  held to  maturity,  in the amount of R$  5,904,115  thousand  at september  30, 2002 of which R$ 5,633,118  thousand will fall due up to December
2002, decreasing results by R$ 30,328 thousand, net of tax effects.

     This  reclassification   considered  management's  intention  to  hold  the
securities to maturity,  based on market conditions and the forthcoming maturity of the securities.

h) Composition of the portfolio and days to maturity:

(1) Applications in investment funds: stated based on the securities  comprising their  portfolios.  The date of  maturity  was  considered  for the  purpose  of distribution, regardless of accounting classification.

9. ADDITIONAL PROVISION FOR MARKET RISK FLUCTUATION, NET OF TAX EFFECTS

10. CREDIT OPERATIONS

a) Total portfolio composition and days to maturity:

(1) Leasing  operations  include  operating  leases which are  presented in the financial statements under leased assets.
(2) Advances on foreign  exchange  contracts  and advances in foreign  currency granted are recorded as a discount to other liabilities.
(3) Other receivables comprise  receivables on guarantees honored,  receivables on purchase of assets,  credit  instruments  receivable,  income  receivable  on foreign exchange contracts and receivables arising from export contracts.
(4) Recorded in memorandum accounts.

b) Credit operations derived from acquisitions:

     Credit  operations  derived from the  acquisition of the banks Mercantil de
São Paulo,  BEA and Cidade,  as well as Ford Leasing and Banco  Ford’s portfolio acquired during the first half of 2002, are presented below:

c) Credit Operation Portfolio distributed by Risk Level:

At September 30 – In thousands of reais

Credit Operations	Risk Level AA	A	B	C	D	E	F	G	H	Total in 2002	%	Total in 2001	%
Discount of trade receivables and other loans	7,695,670	8,684,846	2,560,294	2,817,004	760,049	246,549	379,137	212,184	1,503,740	**24,859,473**	46.4	**20,531,276**	45.4
Financings	5,010,483	7,136,698	1,538,901	2,608,251	248,612	80,164	167,998	61,645	383,915	**17,236,667**	32.1	**14,404,332**	31.8
Rural and agribusiness loans	429,212	708,929	239,699	1,734,326	145,374	52,539	38,864	224,626	47,578	**3,621,147**	6.8	**3,114,172**	6.9
Subtotal	**13,135,365**	**16,530,473**	**4,338,894**	**7,159,581**	**1,154,035**	**379,252**	**585,999**	**498,455**	**1,935,233**	**45,717,287**	85.3	**38,049,780**	84.1
Leasing operations	76,916	557,823	273,159	592,401	54,115	11,632	71,377	21,073	80,305	**1,738,801**	3.2	**1,852,419**	4.1
Advances on foreign exchange contracts	3,318,422	920,090	698,363	318,905	115,117	578	16,379	–	14,954	**5,402,808**	10.1	**4,875,013**	10.7
Advances in foreign currency granted	29,206	–	–	–	–	–	–	–	–	**29,206**	0.1	–	–
Subtotal	**16,559,909**	**18,008,386**	**5,310,416**	**8,070,887**	**1,323,267**	**391,462**	**673,755**	**519,528**	**2,030,492**	**52,888,102**	98.7	**44,777,212**	98.9
Other receivables	400,437	123,529	52,705	96,187	10,729	2,712	4,432	1,651	18,072	**710,454**	1.3	**487,055**	1.1
Total credit operations in 2002	**16,960,346**	**18,131,915**	**5,363,121**	**8,167,074**	**1,333,996**	**394,174**	**678,187**	**521,179**	**2,048,564**	**53,598,556**	100.0	–	–
%	31.6	33.8	10.0	15.2	2.5	0.8	1.3	1.0	3.8	100.0			
Total credit operations in 2001	**13,362,385**	**16,302,536**	**4,098,671**	**7,294,308**	**1,283,956**	**438,737**	**320,559**	**577,558**	**1,585,557**	–		**45,264,267**	100.0
%	29.5	36.0	9.1	16.1	2.8	1.0	0.7	1.3	3.5	–		100.0

d) Concentration of credit and leasing operations,  advances on foreign exchange contracts and other receivables:

e) Total portfolio composition by activity sector:

At September 30 – In thousands of reais

	BRADESCO			
	2002	%	2001	%
Public Sector	**299,647**	**0.5**	**287,510**	**0.6**
Federal	**299,536**	**0.5**	**287,431**	**0.6**
Petrochemical	299,536	0.5	287,431	0.6
Municipal	**111**	**–**	**79**	**–**
Direct administration	111	–	79	–
Private Sector	**53,298,909**	**99.5**	**44,976,757**	**99.4**
Manufacturing	**17,223,505**	**32.1**	**14,125,042**	**31.1**
Food and Beverage	4,155,030	7.8	2,756,402	6.1
Steel, Metallurgical and Mechanical	3,591,820	6.7	2,479,075	5.5
Chemical	1,848,345	3.4	1,826,476	4.0
Light and heavy vehicles	719,159	1.3	911,509	2.0
Paper and pulp	1,016,236	1.9	775,083	1.7
Textiles and clothing	865,320	1.6	675,944	1.5
Electro-electronics	780,228	1.5	834,958	1.8
Publishing, printing and reproduction	744,203	1.4	648,686	1.4
Rubber and plastic articles	498,096	0.9	437,368	1.0
Non-metallic materials	215,791	0.4	466,099	1.0
Furniture and wood products	467,686	0.9	410,921	0.9
Extraction of metallic and non-metallic ores	459,898	0.9	358,581	0.8
Oil refining and production of alcohol	379,361	0.7	345,019	0.8
Leather articles	272,211	0.5	259,604	0.6
Automotive parts and accessories	328,173	0.6	285,966	0.6
Other industries	881,948	1.6	653,351	1.4
Commerce	**8,844,571**	**16.5**	**6,564,228**	**14.5**
Speciality store products	1,568,435	2.9	1,396,279	3.1
Food, beverages and tobacco products	966,236	1.8	872,058	1.9
General merchandise wholesalers	657,255	1.2	431,921	1.0
Vehicles	922,447	1.7	473,419	1.0
Non-specialized retailers	484,942	0.9	369,506	0.8
Waste material and scrap	410,813	0.8	296,850	0.7
Clothing and footwear	364,864	0.7	251,186	0.6
Repairs, parts and accessories for vehicles	239,663	0.4	244,484	0.5
Articles for personal use and for use in the home	264,321	0.5	198,586	0.4
Fuel	216,240	0.4	205,003	0.5
Commercial intermediary	429,583	0.8	196,379	0.4
Agricultural products	244,281	0.5	149,988	0.3
Other commerce	2,075,491	3.9	1,478,569	3.3
Financial Intermediation	**865,867**	**1.6**	**463,435**	**1.0**
Services	**11,455,027**	**21.4**	**10,542,254**	**23.4**
Telecommunications	2,023,102	3.8	1,801,181	4.0
Transport and storage	1,661,400	3.1	1,866,340	4.1
Civil Construction	1,316,939	2.5	1,436,065	3.2
Real estate activities, rents and corporate services	1,239,967	2.3	855,784	1.9
Holdings, legal, accounting and business advisory services	495,928	0.9	832,081	1.8
Production and distribution of electric power, gas and water	1,042,791	1.9	754,929	1.7
Social services, education, health, defense and social security	433,930	0.8	403,751	0.9
Clubs, leisure, cultural and sports activities	407,173	0.8	254,487	0.6
Hotel and catering	227,082	0.4	225,757	0.5
Other services	2,606,715	4.9	2,111,879	4.7
Agriculture, livestock raising, fishing, forest development and management	**946,552**	**1.8**	**901,286**	**2.0**
Individuals	**13,963,387**	**26.1**	**12,380,512**	**27.4**
Total	53,598,556	100.0	45,264,267	100.0

 f) We present below the  composition of the credit  operation  portfolio and of the allowance for loan losses distributed by risk level:

g) Movement of Allowance for loan losses
(1) Including  Banco Mercantil de Sao Paulo S.A. - R$ 195,110  thousand.  Banco
BEA S.A. - R$ 6,696  thousand,  Banco Cidade S.A. - R$ 16,600  thousand and Ford
Leasing S.A. - R$ 15,683 thousand.
(2) For operations with installments overdue by more than 14 days.
(3) Recorded based on the  customer/transaction  classification and accordingly not included in the preceding item.
(4) The additional provision is recorded based on management’s  experience and expected collection of the credit portfolio,  for determination of the total allowance  deemed  sufficient  to cover  specific and general  portfolio  risks, related  to the  provision  calculated  based  on  risk  level  ratings  and the corresponding minimum provision requirements established by CMN Resolution 2682.
The additional provision per customer was classified in the above table based on the corresponding risk levels.

h) The total renegotiated and recovered balances are presented below:

11. FOREIGN EXCHANGE PORTFOLIO
a) Balance sheet accounts

b) Foreign exchange transactions

     The composition of Foreign Exchange Transactions and certain adjustments to ensure a more  appropriate  presentation of the effective  results are presented below showing the net global result of this segment:

(1) Income on export  financing and foreign  currency  financing  classified in income from credit operations.
(2) Expenses for payables to foreign  bankers  relating to funds for  financing advances on foreign  exchange  contracts  and import  financing,  classified  in expenses for borrowings and onlendings.

12. OTHER RECEIVABLES

a) Income receivable includes dividends, interest attributed to own capital and bonuses  receivable  in  the  amount  of R$  6,503  thousand  (2001  - R$  6,630 thousand).

b) Sundry

13. PREPAID EXPENSES

These comprise mainly expenses for insurance,  prepaid  financial  expenses and expenses for the  contract to provide  banking  services at Post Office  network branches  which are  amortized  on a  straight-line  basis based on the contract terms.

14. INVESTMENTS

a) Equity  accounting  was  recorded in income  under Equity in the earnings of subsidiary  and  associated  companies and totals R$ 31,764  thousand (2001 - R$
15,534 thousand).

b) Presented as follows:

(1) Direct  subsidiary;  (2)Information  at September 30, 2002;  (3) Merged into
Banco BCN in July 2002 ; (4)New name of Continental  Banco S.A.; (5) New name of
Continental  Promotora de Vendas Ltda.;  (6) Acquired in first half of 2002; (7)
New name of Banco do Estado do Amazonas S.A.  –  BEA; (8) Merged into Banco
Baneb S.A., in March 2001;  (9) Company became a subsidiary of Banco Bradesco in
the  2nd  quarter  of  2002;   (10)   Information  at  August  31,  2002;   (11)
Atlântica  Bradesco Seguros S.A. merged into Bradesco Seguros S.A., in June
2001;  (12) BCN  Seguradora  S.A.  was merged into  Bradesco  Seguros  S.A.,  in
November  2001;  (13) Novo Hamburgo Cia. de Seguros  Gerais was merged into Cia.
União de Seguros Gerais, in October 2001; (14) New name of Cia.  União de Seguros Gerais; (15) Proportionally consolidated as from March 2002, pursuant to CMN  Resolution  2723  and CVM  Instruction  247;  (16)  New  name  of  Tigre
Participações  S.A.;  (17)  Information  at July  31,  2002;  (18) The
provision for exchange variation was recorded in the corresponding  subsidiaries with investments  abroad;  (19) Equity  accounting  adjustments  include results determined by the  companies and equity  variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

c)  Goodwill  on  the   acquisition   of   investments,   based  on  future
profitability,  mainly results from the  acquisitions  of BCN –  R$ 175,617 thousand (2001 - R$ 209,607 thousand), Credireal – R$ 64,233 thousand (2001
- R$  76,661  thousand),  Baneb  –  R$  84,789  thousand  (2001 - R$ 97,350 thousand), Boavista – R$ 364,798 thousand (2001 - R$ 409,927 thousand), BEA
–  R$ 61,512  thousand,  Mercantil  de  São  Paulo  –  R$ 728,449 thousand and Banco Cidade – R$ 181,836 thousand, respectively, and goodwill derived  from the  increase in  percentage  ownership  of Bradesco  Leasing S.A.
Arrendamento  Mercantil  in the amount of R$ 55,516  thousand  (2001 - R$ 62,717 thousand).  In the period,  amortization of goodwill totaled R$ 171,733 thousand
(2001 - R$ 106,793 thousand). Remaining goodwill will be amortized over a period from 5 to 10 years,  counted from the date of the acquisition of the investment.
No deferred tax assets were recorded on the amortization of goodwill above.

d) Investments in the consolidated financial statements:

(1) Investment acquired in December 2001.
(2) New name of American Bank Note Company Grafica e Servicos Ltda.
(3) Proportionally  consolidated as from March 2002,  pursuant to CMN Resolution
2723 and CVM Instruction 247.
(4) Company sold in first half of 2002.
(5) Reclassification of shares and investments to securities available to sale.

e) We present below the movement of the  investments in foreign  subsidiary and  associated  companies  for the period from January 1 to September 30, 2002, which were fully eliminated upon consolidation of the financial statements:

(1) The  Mercantil  New York branch was merged into the  Mercantil  Grand Cayman branch in September 2002.

15. PROPERTY AND EQUIPMENT IN USE

     These are  stated at cost plus  restatements  through  December  31,  1995.
Depreciation  is  calculated on the  straight-line  method at annual rates which take into  consideration  the economic  useful  lives of the assets.  We present below the composition of property and equipment at September 30, 2002:

     Land  and  buildings  in  use  of  the  Bradesco  Organization  present  an unrecorded  increment  of R$  1,272,631  thousand,  based on  appraisal  reports prepared by independent experts, in the first six-month period of 2002.

     The ratio of permanent assets to consolidated reference equity is 42.37% on a consolidated  basis and 52.90% on a consolidated  financial basis,  within the maximum 60% limit.

16.  LIABILITIES  FOR DEPOSITS,  DEPOSITS  RECEIVED  UNDER  SECURITU  REPURCHASE
AGREEMENTS,  FUNDS FROM  ACCEPTANCE AND ISSUANCE OF  SECURITIES,  BORROWINGS AND
ONLENDINGS

a) Deposits, deposits received under security repurchase agreements,  funds from acceptance and issuance of securities, borrowings and onlendings:

b) Securities issued abroad (1)

(1)  These  consist  of funds  obtained  from  banks  abroad  and  official institutions from the issuance of notes in the international  market (Eurobonds)
and under National Monetary Council (CMN) Resolution 2770/2000 for (i) onlending to local  customers,  repayable  monthly  through 2004,  with  interest  payable semiannually  at LIBOR  or prime  rate,  plus a  spread  and (ii) for  financing exchange  operations  for  customers,  through  purchase  and  sale  of  foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.
(2) These mainly  comprise  funds obtained from official  institutions  for onlending to local customers, repayable through 2021.

17. OTHER LIABILITIES - SUNDRY

(1) Sundry creditors on a consolidated  basis mainly comprise  payables for goods and services in the amount of R$ 549,970  thousand (2001 – R$ 451,972 thousand).
(2) As a result of market volatility,  an additional provision was recorded for market risk fluctuation based on a U.S. dollar rate of R$ 2.88, presented in
“Other Liabilities”.

18. CONTINGENT LIABILITIES

The  Bradesco  Organization  is  disputing  the  legality  of certain  taxes and contributions,  for which  provisions  have been  recorded in full,  despite the likelihood of a successful  medium and long-term outcome based on the opinion of their legal advisors.  The Organization is also a defendant in a number of legal suits (labor and civil) for which Management  deems that a possible  unfavorable sentence will have no significant effect on the financial position or results of operations. The provisions recorded, segregated by legal sphere are as follows:

19.  SUBORDINATED  DEBT

     Pursuant to the  definitions in BACEN  Resolution  2837/2001,  subordinated debt was issued with the following characteristics:

20.  STOCKHOLDERS'  EQUITY (PARENT COMPANY)

     Fully  subscribed  and  paid-up  capital  comprises   nominative-registered
shares, with no par value, as follows:

     Non-voting  preferred  shares  are  entitled  to all  rights  and  benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional  interest  attributed to own capital and/or  dividends,  in accordance with the provisions of Item 1. Article
17 of Law 6404/76, as amended by Law 9457/97.

     In conformity with the Bank’s  statutes,  stockholders are entitled to interest  attributed to own capital and/or dividends which total at least 30% of net  income  for the year,  adjusted  in  accordance  with  Brazilian  corporate legislation.

     Interest    attributed   to   own   capital   is   calculated    based   on
stockholders’ equity accounts and limited to the variation in the long-term interest  rate (TJLP),  subject to the  existence of profits  computed  prior to their deduction or of retained earnings and revenue reserves in amounts that are equivalent to or in excess of twice its amount.

     It is Banco Bradesco  S.A.’s  policy to distribute during the year all the interest attributed to own capital,  determined in conformity with the above criteria and to compute this interest to the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to September 30, 2002.

     Movement  in  stockholders’  equity for the period  from  January 1 to
September 30 may be summarized as follows:

     At the Extraordinary Meetings of the Board of Directors held on April 1 and
July 12,  2002,  approval  was given  for the  acquisition  of up to 25  billion shares,  of which 10 billion  are common and 15  billion  are  preferred  and 50 billion  shares,  of which 24 billion are common and 26 billion  are  preferred, which were to remain in treasury for subsequent  sale or  cancellation,  with no capital  decrease.  At September  30, 2002,  9,326,200,000  common shares in the amount of R$ 82,205 thousand remained in treasury. The minimum, average weighted and maximum costs per thousand of these shares are  respectively R$ 7.83420,  R$
8.81441 and R$ 12.25290 and the market  value of these  shares on September  30,
2002 is R$ 6.90 per thousand common shares.

21. TRANSACTIONS AND BALANCES WITH RELATED PARTIES (DIRECT AND INDIRECT)

     The main transactions with subsidiary and associated companies were carried out at average market terms and prices at the time of the  transactions  and are summarized below:

At September 30 - In thousands of reais

	2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Interest attributed to own capital and dividends (a)				
União de Comércio e Participações Ltda.	–	–	312,900	–
Bradesco Seguros S.A.	504,294	–	293,964	–
Banco BCN S.A.	45,491	–	40,734	–
Banco Boavista Interatlântico S.A.	31,202	–	–	–
Other subsidiary and associated companies	26,263	–	16,053	–
Exchange purchases pending settlement (b)				
Banco BCN S.A.	92,745	2,626	32,713	2,082
Banco Mercantil de São Paulo S.A.	6,171	1,731	–	–
Pre-export operations (c)				
Banco BCN S.A. – Abroad	441,523	5,415	70,591	4,903
Banco Boavista Interatlântico S.A. – Abroad	959,121	26,059	625,342	13,129
Banco Mercantil de São Paulo S.A. – Abroad	396,495	1,563	–	–
Other subsidiary and associated companies	–	17	–	407
Exchange purchase payables (d)				
Banco BCN S.A.	(93,525)	(3,841)	(32,717)	(1,508)
Banco Mercantil de São Paulo S.A.	(6,093)	(622)	–	–
Other subsidiary and associated companies	–	(111)	–	(9)
Demand deposits				
Cidade Capital Markets Limited – Abroad	(164,457)	–	–	–
Bradesco Vida e Previdência S.A.	(29,308)	–	(7,484)	–
Banco BCN S.A. – Abroad	(14,823)	–	(22,921)	–
Bradesco Leasing S.A. Arrendamento Mercantil	(2,267)	–	(606)	–
Banco Mercantil de São Paulo S.A. – Abroad	(13,800)	–	–	–
Other subsidiary and associated companies	(14,871)	–	(3,749)	–
Time deposits				
Banco BCN S.A. - Abroad	(248,474)	(24,417)	(596,613)	(31,830)
Banco Boavista Interatlântico S.A. – Abroad	(401,617)	(4,942)	(305,773)	(7,474)
Bradesco Seguros S.A.	(30,215)	(2,720)	(34,907)	(803)
Bradesco Argentina de Seguros S.A.	(52,221)	(503)	(26,083)	(221)
Banco Mercantil de São Paulo S.A. – Abroad	(53,750)	(174)	–	–
Átria Participações S.A.	(41,280)	(1,280)	–	–
Boavista Banking Limited – Abroad	(75,841)	(521)	–	–
Other subsidiary and associated companies	(21,624)	(3,315)	(8,645)	(369)
Savings account deposits				
Bus Holding S.A.	(408)	(28)	(350,545)	(18,239)
Deposits / Interbank deposits (e)				
Deposits				
Bradesco Leasing S.A. Arrendamento Mercantil	(721,936)	(86,135)	–	–
Banco BEA S.A.	(100,918)	(5,084)	–	–
Banco Mercantil de São Paulo S.A.	(86,794)	(1,795)	–	–
Banco Boavista Interatlântico S.A.	–	–	(480,000)	(25,587)
Banco de Crédito Real de Minas Gerais S.A.	–	(19,347)	–	–
Other subsidiary and associated companies	–	(370)	–	(1,156)
Interbank deposits				
Banco Finasa S.A.	3,600,207	345,313	–	–
Banco BCN S.A.	1,560,155	170,719	3,335,111	166,817
Potenza Leasing Arrendamento Mercantil S.A.	102,982	7,108	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	–	–	111,586	18,098
Banco Mercantil de São Paulo S.A.	–	52,903	–	–
Banco Baneb S.A.	–	–	–	93,427
Banco de Crédito Real de Minas Gerais S.A.	–	–	–	36,977
Other subsidiary and associated companies	–	19	–	7,946
Deposits received under security repurchase agreements/open market investments (f)				
Deposits received under security repurchase agreements				
Banco BCN S.A.	(617,164)	(15,751)	(10,432)	(1,099)
Banco Mercantil de São Paulo S.A.	(343,099)	(21,334)	–	–
Bradesco S.A. – CTVM	(47,490)	(5,634)	(33,225)	(2,653)
Banco Finasa S.A.	(47,500)	(3,852)	–	–

a) Interest attributed to own capital and dividends - Interest attributed to own capital/dividends declared by the companies.

b)  Exchange   purchases  pending   settlement  -  Foreign  exchange   portfolio
transactions in the interbank market for prompt settlement.

c) Pre-export  operations - Foreign credit lines for export financing in Brazil,
subject  to  exchange   variations  and  interest  at  rates  practiced  in  the
international market.

d) Exchange  purchase  payables - These payables are recorded as a counter-entry to exchange purchases pending settlement.

e) Deposits/Interbank Investments - Short-term interbank investments - Interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).

f)  Deposits   received  under  security   repurchase   agreements/Open   market
investments  -  Repurchase  and/or  resale   commitments   pending   settlement,
guaranteed by government securities at over-night rates.

g) Negotiation  and  intermediation  of securities - Differences  receivable and payable on swaps.

h) Borrowings and  onlendings - Foreign  currency loans for financing of exports subject to exchange  variations  and bearing  interest at  international  market rates.

i)   Reimbursement  of  costs  -  Costs  reimbursed  by  Bradesco  Leasing  S.A.
Arrendamento  Mercantil  to Banco  Bradesco  S.A.  on  account of the use of its
Branch network facilities for contracting lease operations.

j) Services  rendered - Contract  with Scopus  Tecnologia  S.A. for IT equipment maintenance  services and the contract with CPM S.A. for data processing systems maintenance services.

k) Securities - Investments in securities  issued  abroad,  fixed rate euronotes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.

l) Interbank  onlendings  - Payables on interbank  onlendings - funds from rural loans bearing  interest and charges  corresponding to normal rates practiced for this type of transaction.

22. FINANCIAL INSTRUMENTS

a) Risk and Risk Management

     The main risks related to financial instruments,  arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk;  liquidity  risk; and capital risk. The process used to manage these risks involves  the  Organization’s  diverse  levels  and  embraces  a  range  of different  policies and strategies.  The risk management  policies are generally conservative and seek to limit absolute loss to a minimum.

Credit Risk

     Credit risk is the risk  arising  from the  possibility  of loss due to the non-receipt of amounts  contracted  with borrowers and their related  creditors.
Credit risk management requires a strictly disciplined control over all analyses and transactions  carried out,  safeguarding process integrity and independence.
Bradesco’s  credit policy is designed to ensure maximum  security,  quality and  liquidity  in the  investment  of assets  and speedy  profitable  business,
minimizing   risks  inherent  to  this  type  of  operation  and  directing  the establishment of operating limits and the granting of credit.  Accordingly,  the
Credit  Department and Committees  located at the Bank’s  Headquarters  are critical to policy  implementation  since they are  responsible  for gearing and managing this core  strategic  activity.  The Branches  operate  within  varying limits,  according to the size and types of underlying guarantees,  subject to a centralized  evaluation  and  accordingly  in line with the  Organization’s credit and risk management policy. Operations involving less significant amounts are subject to  specialized  automated  credit scoring  systems,  maximizing the speed and security of approvals  process based on strict  protection  standards.
Operations are diversified,  non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related  guarantees  are  sufficient to cover the risks  assumed, considering the purpose and terms of the credit granted.

Market Risk

     Market  risk is  related  to the  possibility  of the loss of  income  from fluctuating  rates caused by the unhedged  terms,  currencies and indices of the
Bank’s  asset and liability  portfolio.  This risk is monitored on a strict basis by the  financial  market to avoid losses for  institutions.  At Bradesco, market risks are managed through  methodologies  and models which are consistent
with   local   and   international    market   reality,    ensuring   that   the
Organization’s  strategic  decisions are implemented  with speed and a high level of reliability.  The Organization  adopts a conservative  policy regarding market  risk  exposure  with  VaR  (Value  at Risk)  limits  defined  by  Senior
Management,  and  compliance is monitored  daily by an area which is independent from  portfolio  management.  The  methodology  used  to  determine  VaR  has  a reliability  level of 97.5%.  The  fluctuations  and  correlations  used by  the models are calculated on statistical  bases and future  prospects are calculated based on economic  studies.  The  methodology  applied  and current  statistical models are validated daily using  backtesting  techniques.  We present below the
VaR of the Consolidated Own Portfolio positions (Treasury):

     In addition, a daily Gap Analysis is performed to measure the effect of the movement in the  internal  interest  rate and  foreign  exchange  coupon  curves
(interest  spread paid above the foreign  exchange  variation) on the portfolio.
Complementing the market risk monitoring,  control and management  structure and in accordance with Central Bank regulations, a daily verification is made of the
values  at  risk  for  the  fixed  and  foreign   exchange   positions   of  the
Organization’s entire portfolio and of minimum capital requirements.

Liquidity Risk

     Liquidity  risk  management is designed to control the  different  unhedged liquidation  terms of the  Bank’s  rights and  obligations,  as well as the liquidity of the financial  instruments used to manage the financial  positions.
Knowledge  and  monitoring  of this  risk  is  critical  since  it  enables  the
Organization  to settle  transactions on a timely and secure basis. At Bradesco,
liquidity  risk  management   involves  a  series  of  controls,   mainly,   the
establishment  of technical  limits and an ongoing  assessment  of the positions assumed and financial instruments used.

Capital Risk

     The  Organization’s  capital is managed to  optimize  the  risk-return ratio,  minimizing losses through the  implementation  of well-defined  business strategies, maximizing efficiency in the combination of factors which impact the
Capital Adequacy Ratio (Basel).

(1)  Consolidated  financial  statements,  including  investments  in  financial companies only.
(2)  Consolidated  financial  statements,  including  investments  in financial, insurance,  private pension plan, savings bond, non-financial and proportionally consolidated companies.

b) Market Value

     The  book  values,  net of  provisions  for  mark-to-market,  of  the  main financial  instruments and corresponding market values at September 30, 2002 are summarized as follows:

(1) Securities are presented at market value without  considering the effects of the  mark-to-market of securities held to maturity,  in the amount of R$ 963,067 thousand,  net of tax effects, since this difference is fully offset against the potencial  gain on  liabilities  related to these  securities.  In  addition,  a specific provision was recorded for this purpose to offset the effects of excess volatility in the amount of R$ 980,351 thousand, net of tax effects (Note 9).
(2) Not  including  increment  in  investments  in  subsidiary  and  associated companies.

Determination of market value of financial instruments:

•  Securities,  Investments  and Other  Liabilities:  based on the  average quotation prevailing in the corresponding  markets at the balance sheet date. In the event no market prices are  available,  amounts are  estimated  based on the
prices  quoted  by  dealers,  price  definition  models,   quotation  models  or
quotations for instruments with similar characteristics.

•  Prefixed  credit  operations:  determined by discounting  estimated cash flows,  using  interest  rates which are equivalent to interest rates applied by the Bank for new contracts with similar features  practiced on the balance sheet date.

•  Time  deposits,  funds for issuance of  securities  and  borrowings  and onlendings:  calculated by  discounting  the  difference  between the cash flows under the contract terms and the rates practiced on the balance sheet date.

c) Derivatives

     Bradesco carries out transactions  involving financial  instruments,  which are recorded in balance  sheet or memorandum  accounts,  for its own account and for  customers.  The financial  derivative  instruments  are used by the Bank to hedge  its  asset  and  liability  positions  against  the  effect  of  exchange variations.

     The  derivatives  generally  represent  future  commitments  for exchanging currencies or indices,  or purchasing  and selling other  financial  instruments according  to the terms and dates set forth in the  contracts.  Under the option contracts,  the  purchaser is entitled,  but not obliged,  to purchase or sell a financial  instrument at a specific  strike price in the future.  The amounts of the instruments  recorded in balance sheet and memorandum  accounts at September
30, 2002 are summarized below:

     Derivatives include operations falling due in D+1 to be settled in currency at September 30, 2002 price levels.

     Amounts  relating  to  swap  contracts  are  recorded  in  negotiation  and intermediation  of securities and  outstanding  amounts  receivable,  classified under other  receivables  total R$ 439,525 thousand and amounts  payable,  fully
recorded  as  a  provision  under  other  liabilities  -  Financial   derivative
instruments, total R$ 1,628,814 thousand.

o Futures, option, forward and swap contracts fall due as follows:

o We  present  below  the type of  margin  given  as  collateral  for  financial derivative  instruments,  comprising  mainly futures contracts and corresponding amounts:

•  We present  below the amounts of net  revenue  and  expense  recorded in income for the period ended September 30, 2002:

•  We  present  below  the  overall  amounts  of the  financial  derivative instruments, separated by place of trading:

23. COMMISSIONS AND FEES

24. ADMINISTRATIVE EXPENSES

25. OTHER OPERATING INCOME

26. OTHER OPERATING EXPENSES

27. NON-OPERATING INCOME

(1) On  July  5,  2002,  Bradesco  (through  its  subsidiary  Bradesco  Seguros)
concluded the sale of its  stockholding in  Prudential-Bradesco  Seguros S.A. to
Prudential  International  Insurance  Holdings  Ltd.  Through this  transaction,
Bradesco  sold its  ownership  interest  comprising  58,026  shares of the total capital stock of  Prudential-Bradesco  Seguros and profit was  determined in the amount of R$ 26,303 thousand.

28. EMPLOYEE BENEFITS

     We present the following  information on employee  benefits of Bradesco and its subsidiaries: Banco Bradesco and its subsidiaries do not maintain:

o Dismissal benefits;
o Stock option plans;
o Long-term benefits;
o Post-employment benefits, except the private pension plans, described below:

     Banco  Bradesco  and its  subsidiaries  maintain  supplementary  retirement pension plans for their  employees and  directors,  of the defined  benefits and defined  contribution types (PGBL),  managed by Bradesco Vida e Previdência
S.A., as well as by  Fundação  Baneb de Seguridade Social – BASES
(for  former  employees  of Banco  Baneb) and by Caixa de  Previdência  dos
Funcionários  do Banco BEA S.A. -CABEA (for former  employees of BEA) which are fully covered by technical reserves.

     The subsidiary  companies Banco Baneb S.A. and  subsidiaries  and Banco BEA
S.A. are sponsors of a  supplementary  defined  benefits  pension plan,  through
Fundação  Baneb de Seguridade  Social  –  BASES (for former Baneb employees) and Caixa de Previdência dos Funcionários do Banco BEA S.A.
- CABEA (for former employees of BEA), the amounts of which are not significant.

     The funds guaranteeing the private pension plans are invested in compliance with applicable  legislation  (government securities and corporate bonds, listed company stock and real estate).

     Expenses  with  contributions  made during the  periods  totaled R$ 100,983 thousand at September 30, 2002 (September 30, 2001 - R$ 96,670 thousand).

29. INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

b) Statement of income tax and social contribution benefit:

c) Statement of deferred income tax and social contribution assets:

We present below the expected realization of deferred tax assets:

     Deferred  tax assets were  recorded  considering  Bradesco’s  historic profitability  and are  classified in current  assets and long-term  receivables based on expected  realization,  in conformity with a technical study addressing the  feasibility  of the  generation  of taxable  income,  prepared in the first six-month period of 2002.

     At  September  30,  2002,  the  deferred  tax assets of Banco  Mercantil de
São  Paulo and Banco Cidade (Note 3f) and Ford  Leasing are  recorded,  the opening balances of which totaled R$ 509,393 thousand,  comprising substantially temporary  differences of R$ 296,086 thousand and tax loss and negative basis of social  contribution  of R$  213,307  thousand.  Deferred  tax  assets  of other institutions  acquired during the period,  in the amount of R$ 209,061 thousand, were not recorded.

30. RECLASSIFICATION FOR COMPARISON PURPOSES

     In order to  facilitate  comparison of the  financial  statements,  certain
September 2001 account  balances were  reclassified  in line with the accounting procedures/classification used in 2002.

(1) Transfer of shares guaranteeing technical reserves of the insurance, savings bond and private pension plan companies and corresponding  provision for loss on investments from permanent assets to current assets.
(2)  Transfer of expenses for  leasehold  improvements  and their  corresponding accumulated amortization from deferred charges to property and equipment in use.
(3)  Reclassification  of expenses for discounts granted in the renegotiation of credit operations to other operating  expenses pursuant to BACEN Circular Letter
2988, of December 4, 2001.
(4)  The  financial  derivative  instruments  were  reclassified,   however  the
accounting classification policies for the period were maintained.
(5)  Transfer  of the amount  relating to the  contract  for  providing  banking services in the  post-office  branch  network  from  property  and  equipment to current assets.

31. STATEMENT OF CASH FLOWS

     As additional  information to these financial statements,  we present below the  statement  of  cash  flows  prepared  based  on the  indirect  method.  The information  is presented in conformity  with the  definitions  set forth in the
Chart of Accounts for National Financial System Institutions (COSIF).

2002	2001
	Nine month period In thousands of reais	
OPERATING ACTIVITIES		
NET INCOME	**1,324,555**	**1,560,291**
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM OPERATING ACTIVITIES:		
Allowance for loan losses	2,239,615	1,390,412
Provision for/Reversal of losses on short-term interbank investments, securities and investments and mark-to-market adjustments of trading securities	103,569	562,600
Variation in technical reserves for insurance, private pension plans and premium bonds	2,563,110	2,182,212
Depreciation and amortization	515,398	399,023
Results of investments accounted for by the equity method	(31,764)	(15,534)
Other	(24,612)	(12,346)
CHANGES IN ASSETS AND LIABILITIES:		
(Increase) in short-term interbank investments	(8,523,177)	(1,387,919)
(Increase) decrease in securities and financial derivative instruments	3,555,251	(3,294,816)
(Increase) decrease in interbank accounts	(773,203)	1,059,862
(Increase) decrease in interdepartmental accounts	116,157	(495,341)
(Increase) in credit operations	(7,828,434)	(5,529,819)
(Increase) decrease in leasing operations	(49,014)	197,963
(Increase) decrease in insurance premiums receivable	14,624	(218,418)
(Increase) in other receivables	(10,876,371)	(2,581,792)
(Increase) in other assets	(227,723)	(17,951)
Ammounts written-off against the allowance for loan losses	(1,363,130)	(1,054,048)
Increase in technical reserves for insurance, savings bonds and private pension plans	183,882	12,160
Increase in other liabilities	9,604,370	1,576,257
(Decrease) increase in deferred income	4,425	(18,339)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	**(9,472,472)**	**(5,685,543)**
INVESTING ACTIVITIES		
(Increase) in compulsory deposits – Brazilian Central Bank	(4,391,735)	(747,108)
Sale of non-operating assets	93,601	114,715
Sale of investments	415,617	104,014
Sale of property and equipment in use	222,879	71,190
Sale of leased assets	1,733	686
Decrease in deferred charges	3,453	14,134
Acquisition of non-operating assets	(173,827)	(143,071)
Acquisition of investments	(461,641)	(262,864)
Acquisition of property and equipment in use	(880,492)	(534,298)
Acquisition of leased assets	(1,634)	(1,063)
Deferred charges	(1,452,521)	(197,202)
Interest attributed to own capital/dividends received	24,362	19,998
NET CASH FROM (USED IN) INVESTING ACTIVITIES	**(6,600,205)**	**(1,560,869)**
FINANCING ACTIVITIES		
Increase in deposits	14,787,475	4,043,884
(Decrease) in deposits received from security repurchase agreements	(6,827,515)	(2,276,836)
Increase in funds from issuance of securities	1,037,603	932,638
Increase in borrowings and onlendings	5,320,745	4,948,890
Increase in financial derivative instruments	1,530,244	–
Capital increase	–	400,500
Share premium	–	7,435
Interest attributed to own capital and dividends paid and/or accrued	(316,249)	(581,852)
Acquisition of own shares	(115,114)	(21,091)
Variation in minority interest	117,639	80,961
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**15,534,828**	**7,534,529**
INCREASE (DECREASE) IN FUNDS AVAILABLE, NET	**(537,849)**	**288,117**
CHANGES IN FUNDS AVAILABLE, NET — At the beginning of the period	3,085,787	1,341,653
At the end of the period	2,547,938	1,629,770
Increase (decrease) in funds available, net	(537,849)	288,117

32. OTHER INFORMATION

a) The net assets of the investment  funds managed by the Bradesco  Organization at  September  30, 2002 totaled R$  42,504,840  thousand  (2001 - R$  40,934,864 thousand).

b) On  September  19,  2002,  Bradesco  Leasing  S.A. -  Arrendamento  Mercantil
registered   at   CVM  a   sole   series   for   public   offer   of   1,200,000
nominative-registered  non-convertible debentures (9th issue), with a unit value
of  R$  1,000.00,   issued  on  June  1,  2002,   in  the  total  amount  of  R$
1,200,000,000.00 of the subordinated debt type, with a 10-year term counted from the date of issuance,  as approved at the Extraordinary  Meeting of the Board of
Directors of Bradesco Leasing, held on May 16,2002.

Moacir Nachbar Junior
Accountant CRC 1SP198208/O-5

Report of the Audit Commitee

     The  undersigned  members of the Audit  Committee of Banco  Bradesco  S.A., having  performed  a  detailed  review  of the  Directors’  Report  and the
Financial  Statements  for the third  quarter of 2002,  in  comparison  with the accounting records and documents presented by the Board of Executive Officers as well as a thoroughgoing  study and investigation of all the administrative  acts and events relating to the aforementioned  period, hereby declare said documents to be  perfectly  regular  and to  convey  the  true  position  of the  Company, recommending the approval thereof by the Board of Directors of the Bank.

                  Cidade de Deus, Osasco, SP, October 25, 2002.

                                                Ricardo Abecassis E. Santo Silva
                                                      Sócrates Fonseca Guimarães
                                                       Oswaldo de Moura Silveira

Independent auditors' report on special review

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

     1. We have performed a special review of the consolidated interim report of
Banco Bradesco S.A. and its  subsidiaries  for the nine-month  period then ended
September 30, 2002,  comprising the balance sheet,  the statements of income and changes in  financial  position  and the  respective  notes to the  consolidated interim report,  which were prepared in accordance with the accounting practices derived from the Brazilian  Corporation Law and the Brazilian Central Bank rules with regards to the paragraph 4.

     2.  Our  review  was  performed  in  conformity  with  the  specific  rules established  by the  Brazilian  Institute  of  Independent  Auditors  (IBRACON),
jointly with the Brazilian Federal Accounting Council,  and consisted mainly of:
(a) inquiries and discussions with the managers  responsible for the accounting, financial and operational areas of the Bank and its  subsidiaries,  regarding to the principal  criteria adopted in the preparation of the interim  reports;  and
(b) review of information and subsequent events that have or may have a relevant effect on the financial  situation and operations of Banco Bradesco S.A. and its subsidiaries.

     3. Based on our review,  we are not aware of any significant  modifications that should be made to the aforementioned  consolidated interim report for it to
be  in  conformity  with  accounting   practices   derived  from  the  Brazilian
Corporation  Law and rules of the  Brazilian  Central  Bank with  regards to the following paragraph.

     4. As  mentioned in Note 8 to the  consolidated  interim  report,  the Bank adopted,  in the first  semester of 2002,  the new  criteria for  recording  and evaluation of the securities and derivative financial instruments, determined by the Brazilian Central Bank.

     5. The consolidated interim report,  related to the nine-month period ended
September 30, 2001, presented for comparison  purposes,  were examined by us and based on our exams and on the reports of other  independent  auditors related to the  subsidiaries  described  in Note 3e (item 13),  we issued our report  dated
October 26, 2001, without exception.

October 25, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

 Jose Marcelo Bessan            Claudio Rogelio Sertorio
 Contador                       Contador
 CRC 1SP129705/O-0              CRC1SP212059/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.